UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 000-21320

YUBO INTERNATIONAL BIOTECH LIMITED
(Exact Name of Registrant as Specified in its Charter)

New York	**11-3074326**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. Number)

Room 1102, 11th Floor,	
Building 2, No. 10 Chaoyang Park South Road, Chaoyang District,	
Beijing, China	**100026**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (+86) 136-0129-6655

Securities registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act:

Class A common stock, par value $0.001 per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated Filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the last reported sale price of the Class A common stock on the OTC Markets on June 30, 2025, was approximately $1.27 million.

Registrant were outstanding.

Table of Contents

ABOUT THIS ANNUAL REPORT

In this Annual Report on Form 10-K (this "Annual Report"), unless otherwise specified, the terms "we," "our," "us," our "Company," the "Company," or the "Registrant" refer to Yubo International Biotech Limited, a U.S. holding company and a New York corporation and its wholly owned subsidiaries, including Platinum International Biotech Co., Ltd., a company organized under the laws of the Cayman Islands ("Platinum"), Platinum International Biotech (Hong Kong) Limited, a company organized under the laws of Hong Kong and a wholly owned subsidiary of Platinum ("Platinum HK"), Yubo International Biotech (Chengdu) Limited, a company organized under the laws of the People's Republic of China and a wholly owned subsidiary of Platinum HK ("Yubo Chengdu" or the "WFOE"), and Yubo Global Biotechnology (Chengdu) Co., Ltd., a company organized under the laws of the People's Republic of China and a wholly owned subsidiary of Platinum HK ("Yubo Global"). We are a U.S. holding company primarily operating through our wholly owned subsidiary, Platinum. Platinum is not a Chinese operating company but a Cayman Islands holding company, which in turn operates in China through its subsidiaries and contractual arrangements with a variable interest entity ("VIE"), Yubo International Biotech (Beijing) Limited, a company organized under the laws of the People's Republic of China and, through contractual arrangements with us, the Chinese operating company. None of our Company, Platinum, or Platinum HK, each as a holding company, conducts any day-to-day business operations in China.

The term "Yubo Beijing" refers to Yubo International Biotech (Beijing) Limited, a VIE organized under the laws of the People's Republic of China, including its wholly-owned subsidiary, Phoenix Club Bio-Medical Technology (Chengdu) Co., Ltd, a company organized under the laws of the People's Republic of China ("Yubo Phoenix"), and two other PRC subsidiaries, Yubo Jingzhi Biotechnology (Chengdu) Co., Ltd. ("Yubo Jingzhi") and EpiAis Biomedical Engineering Co., Ltd. ("Yubo Shenzhen"). Yubo Beijing conducts the day-to-day business operations of our Company in China through contractual arrangements with our subsidiaries. We do not own any equity interest in Yubo Beijing or any of its subsidiaries. Investors in our Class A common stock currently do not hold, and may never hold, any equity interest, directly or indirectly, in Yubo Beijing or any of its subsidiaries.

Our corporate structure involving the VIE provides investors with contractual exposure to foreign investment in China-based companies where PRC laws prohibit direct foreign investment in Chinese operating companies in certain industries, such as Yubo Beijing. This structure involves unique risks to investors and is subject to risks relating to our contractual arrangements with Yubo Beijing and its shareholders. Our contractual arrangements with Yubo Beijing have not been tested in a court of law. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Yubo Beijing or forfeit our rights under the contractual arrangements. Further, the Chinese regulatory authorities could disallow our contractual arrangements with Yubo Beijing, which would likely result in a material adverse change in our operations, and, given the resulting inability to consolidate Yubo Beijing's financial results in our consolidated financial statements, in the value of our Class A common stock, which could significantly decline or become worthless.

3

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements in this Annual Report that are not descriptions of historical facts are forward-looking statements that are based on management's current expectations and assumptions and are subject to risks and uncertainties. If such risks or uncertainties materialize or such assumptions prove incorrect, our business, operating results, financial condition and stock price could be materially negatively affected. In some cases, you can identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," "will," "would" or the negative of these terms or other comparable terminology. Factors that could cause actual results to differ materially from those currently anticipated include those set forth in "Item 1A. Risk Factors" including, without limitation, risks relating to:

- the results of Yubo Beijing's (as defined herein) research and development activities relating, in particular, to stem cell related technologies;

- the early stage of Yubo Beijing's product candidates presently under development;

- the need for substantial additional funds in order to continue our operations, and the uncertainty of whether we will be able to obtain the funding we need;

- Yubo Beijing's ability to obtain and, if obtained, maintain regulatory approval of its current product candidates, and any of its other future product candidates, and any related restrictions, limitations, and/or warnings in the label of any approved product candidate;

- Yubo Beijing's ability to retain or hire key scientific or management personnel;

- Yubo Beijing's ability to protect its intellectual property rights that are valuable to its business, including patent and other intellectual property rights;

- Yubo Beijing's dependence on third-party manufacturers, suppliers, research organizations, testing laboratories and other potential collaborators;

- Yubo Beijing's ability to develop successful sales and marketing capabilities in the future as needed;

- the size and growth of the potential markets for any of Yubo Beijing's approved product candidates, and the rate and degree of market acceptance of any of its approved product candidates;

- competition in the industry;

- our beliefs and expectations regarding macroeconomic conditions, including fluctuations in foreign currency exchange rates, actual or potential economic slowdowns or recessions, market volatility, actual or proposed tariffs, customs duties or fees, and any retaliatory tariffs or protectionist trade measures taken in response to such tariffs, effects of geopolitical events and military conflicts; and

- regulatory developments in China.

We operate in a rapidly-changing environment and new risks emerge from time to time. As a result, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The forward-looking statements included in this Annual Report speak only as of the date hereof, and except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report to conform these statements to actual results or to changes in our expectations.

PART I

Item 1. Business.

Corporate Overview

We are a U.S. holding company primarily operating through our wholly owned subsidiary, Platinum International Biotech Co., Ltd., a company organized under the laws of the Cayman Islands ("Platinum"). Platinum is not a Chinese operating company but a Cayman Islands holding company, which in turn operates in China through its subsidiaries and contractual arrangements with a variable interest entity ("VIE"), Yubo International Biotech (Beijing) Limited, a company organized under the laws of the People's Republic of China and which is, through contractual arrangements with us, the Chinese operating company ("Yubo Beijing"). None of our Company, Platinum, or Platinum International Biotech (Hong Kong) Limited, a wholly owned subsidiary of Platinum ("Platinum HK"), each as a holding company, conducts any day-to-day business operations in China.

Yubo Beijing conducts the day-to-day business operations of our Company in China through contractual arrangements with our subsidiaries. Yubo Beijing is a VIE based in China and as such, we do not own any equity interest in Yubo Beijing or any of its subsidiaries. Investors in our Class A common stock currently do not hold, and may never hold, any equity interest, directly or indirectly, in Yubo Beijing or any of its subsidiaries. Yubo Beijing is a technology company focused on the research and development and application of endometrial stem cells. Yubo Beijing is committed to building the first public endometrial stem cell repository in the world. Yubo Beijing offers its products and services under the brand "VIVCELL." Yubo Beijing's product offerings include healthcare products for respiratory system, skincare products, hair care products, healthy beverages and male and female personal care products. Yubo Beijing also offers stem cell related services including cell testing and health management consulting services.

Our corporate structure involving the VIE provides investors with contractual exposure to foreign investment in China-based companies where PRC laws prohibit direct foreign investment in Chinese operating companies in certain industries, such as Yubo Beijing. This structure involves unique risks to investors and is subject to risks relating to our contractual arrangements with Yubo Beijing and its shareholders. Our contractual arrangements with Yubo Beijing have not been tested in a court of law. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Yubo Beijing or forfeit our rights under the contractual arrangements. Further, the Chinese regulatory authorities could disallow our contractual arrangements with Yubo Beijing, which would likely result in a material adverse change in our operations, and, given the resulting inability to consolidate Yubo Beijing's financial results in our consolidated financial statements, in the value of our Class A common stock, which could significantly decline or become worthless. For more information regarding the VIE structure and its associated risks, see "—The VIE and China Operations" below and "Part I—Item 1A. Risk Factors—Risks Related to Our Corporate Structure".

The VIE and China Operations

We are a U.S. holding company primarily operating through our wholly owned subsidiary, Platinum. Platinum is not a Chinese operating company but a Cayman Islands holding company, which in turn operates in China through (i) its Hong Kong and PRC subsidiaries, including Yubo Global and Yubo Chengdu (or the WFOE), in which we hold equity ownership interests, and (ii) Yubo Beijing, a Chinese operating company that conducts the day-to-day business operations in China as descried in this Annual Report, and its subsidiaries Yubo Phoenix, Yubo Jingzhi and Yubo Shenzhen. We do not own any equity interest in Yubo Beijing, Yubo Phoenix, Yubo Jingzhi or Yubo Shenzhen.

We manage Yubo Beijing through the WFOE. On September 11, 2020, the WFOE entered into a series of contractual arrangements with Yubo Beijing and its shareholders, allowing us to exercise effective control over Yubo Beijing. These agreements include:

- *Exclusive Consulting Services Agreement*. Pursuant to the Exclusive Consulting Services Agreement, the WFOE agreed to provide, and Yubo Beijing agreed to accept, exclusive management services provided by the WFOE. The Exclusive Consulting Services Agreement was amended in March 2022 for the sole purpose of clarifying the fee structure under such agreement. Pursuant to the amendment, Yubo Beijing agreed to compensate the WFOE, Yubo Chengdu, for its services on an annual basis. Under the amendment, the WFOE is entitled to receive 90% of the after-tax profit from Yubo Beijing annually following the closing of Yubo Beijing's annual accounts. In light of such arrangement, the WFOE is considered a primary beneficiary of benefits that are otherwise potentially significant to Yubo Beijing. The amendment did not change the contractual relationships that we have with Yubo Beijing. Since Yubo Beijing has not generated any after-tax profit to date, Yubo Beijing has not paid any fee to the WFOE to date.

- *Exclusive Option Agreement*. Pursuant the Exclusive Option Agreement, the Yubo Beijing shareholders granted the WFOE an irrevocable and exclusive purchase option to acquire Yubo Beijing's equity and/or assets at a nominal consideration. The WFOE may exercise the purchase option at any time.

- *Equity Pledge Agreement*. Pursuant to the Equity Pledge Agreement, the Yubo Beijing shareholders pledged all of their equity interests in Yubo Beijing, including the proceeds thereof, to guarantee all of the WFOE's rights and benefits under the Exclusive Consulting Services Agreement and the Exclusive Option Agreement.

We do not have any equity ownership interest in, direct foreign investment in, or control through such contractual agreements of Yubo Beijing. Given that, pursuant to our contractual agreements with Yubo Beijing, we can (i) exercise certain level of management over Yubo Beijing, (ii) receive substantially all of the economic benefits of Yubo Beijing, and (iii) have an exclusive option to purchase all or part of the equity interests in Yubo Beijing when and to the extent permitted by PRC law, we consolidate Yubo Beijing's financial results in our consolidated financial statements under U.S. GAAP.

The following diagram illustrates our corporate structure, including the VIE, Yubo Beijing, as of the date of this Annual Report.


YUBO INTERNATIONAL BIOTECH LIMITED (NEW YORK / HOLDING COMPANY)
100%
PLATINUM INTERNATIONAL BIOTECH CO., LTD. (CAYMAN ISLANDS / HOLDING COMPANY)
100%
PLATINUM INTERNATIONAL BIOTECH (HONG KONG) LIMITED (HONG KONG / HOLDING COMPANY)
Offshore
Onshore
100%
100%
YUBO INTERNATIONAL BIOTECH (BEIJING) LIMITED* (PRC / VIE)
Contractual Arrangements*
YUBO INTERNATIONAL BIOTECH (CHENGDU) LIMITED (PRC / WFOE)
YUBO GLOBAL BIOTECHNOLOGY (CHENGDU) CO., LTD. (PRC)
100%
70%
73%
PHOENIX CLUB BIO-MEDICAL TECHNOLOGY (CHENGDU) CO., LTD. (PRC)
EPIAIS BIOMEDICAL ENGINEERING CO., LTD. (PRC)
YUBO JINGZHI BIOTECHNOLOGY (CHENGDU) CO., LTD. (PRC)

* Yubo Beijing conducts the day-to-day business operations in China. Yubo International Biotech Limited and its subsidiaries do not have any equity ownership interest in, direct foreign investment in, or control of Yubo Beijing through its contractual agreements with Yubo Beijing. Investors are not purchasing, and may never hold, any equity interests, directly or indirectly, in Yubo Beijing or any of its subsidiaries.

The following diagram illustrates the typical cash flow among our main subsidiaries, the WFOE and Yubo Beijing, the VIE:



Platinum International Biotech Co. LTD
("Platinum")
Capital Contribution/Loan
Dividends /Distribution
Platinum International Biotech (Hong Kong) Limited. ("Platinum HK")
Offshore
Capital Contribution/Loan
Dividends /Distribution
Onshore PRC
Service Fees
Yubo International Biotech (Chengdu) Limited
("Yubo Chengdu")
Yubo International Biotech (Beijing) Limited
("Yubo Beijing")
Contractual Arrangements
Contractual Arrangements
Equity Interest
Cash Flow

As of the date of this Annual Report, with respect to our securities offering in the United States to foreign investors in the past, under current PRC laws, regulations and rules, we believe that we, our subsidiaries, and Yubo Beijing (i) have not been required to obtain permissions from or complete filings with The China Securities Regulatory Commission (the "CSRC"), (ii) have not been required to go through cybersecurity review by The Cyberspace Administration of China (the "CAC"), and as such, we, our subsidiaries, and Yubo Beijing have not received or been denied such requisite permissions by the CSRC or the CAC.

Furthermore, other than the uncertainties discussed in "Item 1A. Risk Factors—Risks Related to Doing Business in China—The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, Yubo Beijing's business faces potential uncertainty from the PRC government's policy. Changes in China's economic, political, or social conditions, or government policies could materially and adversely affect our or Yubo Beijing's business, financial condition, and results of operations", to our knowledge and the knowledge of our subsidiaries and Yubo Beijing, we, our subsidiaries, and Yubo Beijing have obtained all necessary permissions and approvals from the PRC government authorities with respect to the business operations in China, including, among others, the Food Operation License Permit and Medical License Distribution Enterprise Filing Certificate. To our knowledge and the knowledge of our subsidiaries and Yubo Beijing, no permissions or approvals from the applicable PRC government authorities have been denied. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we, our subsidiaries, or Yubo Beijing may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. If we are unable to obtain necessary licenses, permits, filings, or approvals on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions. As a result, we, our subsidiaries, and Yubo Beijing's ability to conduct business, invest into China as foreign investment or accept foreign investment, complete any future offering, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. For further information, see "—Regulatory Developments" below.

Risks and Uncertainties Relating to Doing Business in China

We and Yubo Beijing face various legal and operational risks and uncertainties relating to doing substantially all of the day-to-day business operations in China. We operate our business primarily in China through contractual arrangements with Yubo Beijing, which is subject to complex and evolving PRC laws and regulations. Therefore, investors in our Class A common stock face potential uncertainty from the PRC government. Changes in China's economic, political or social conditions or government policies could materially adversely affect Yubo Beijing's business and results of operations. For example, Yubo Beijing faces risks associated with regulatory approvals on offshore securities offerings, antimonopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact Yubo Beijing's ability to conduct certain businesses or accept foreign investments, or ability to list or offer securities on a U.S. stock exchange. These risks could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. The PRC government also has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. In recent times, the PRC government has enhanced supervision over companies seeking listings overseas and some specific business or activities such as the use of variable interest entities and data security or anti-monopoly. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors.

Furthermore, the PRC government may adopt new measures that may affect Yubo Beijing's operations, or exert more oversight and control over offerings conducted outside of China and foreign investment in China-based companies, and we may be subject to challenges brought by these new laws, regulations and policies. These legal and operational risks, together with uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws, regulations and policies, could hinder our ability to offer or continue to offer securities to investors, result in a material adverse change to Yubo Beijing's business operations, and damage Yubo Beijing's reputation, each of which could cause our Class A common stock to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under "Item 1A. Risk Factors—Risks Related to Doing Business in China".

Enforceability of Civil Liabilities

All of our executive officers and directors, including our Chief Executive Officer and director, Mr. Yang Wang, our President and director, Mr. Jun Wang, our Chief Financial Officer and director, Ms. Lina Liu, and our director, Mr. Nanping Hu, are residents of China, and almost all of their assets are located in China. As such, there is doubt as to the enforceability in China, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely on the federal securities laws of the United States or the securities laws of any state of the United States on us or our directors and executive officers. Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism.

Efforts by shareholders to obtain recourse against our management in U.S. courts will likely also be unavailing. It will be difficult for the shareholders to effect service of process upon members of our management who reside in China. In general, Chinese authorities will not assist in performing the service. China does not have treaties with the United States providing for the reciprocal recognition and enforcement of judgments of courts. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. Therefore, even if a shareholder were successful in obtaining judgment against our officer or director in a U.S. court, recognition and enforcement in China of judgments of a court in the U.S. in relation to any matter not subject to a binding arbitration provision may be difficult or impossible to obtain.

Regulatory Developments

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA, as originally passed, prohibited foreign companies from listing their securities on U.S. exchanges if the company's auditor has been unavailable for PCAOB inspection or investigation for three consecutive years beginning in 2021.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act ("AHFCAA"), which was signed into law on December 29, 2022. The AHFCAA amended the HFCA Act and required the SEC to prohibit an issuer's securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. We will be required to comply with these rules if the SEC identifies us as a Commission-Identified Issuer (as defined in the final rules) under a process to be subsequently established by the SEC, and the SEC could prohibit the trading of our securities on national securities exchanges if we are identified as a Commission-Identified Issuer. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our shares being delisted.

On December 16, 2021, PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the "2021 PCAOB Determinations") relating to the PCAOB's inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

On December 15, 2022, the PCAOB announced in the 2022 Determination its determination that the PCAOB was able to secure complete access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong, and the PCAOB Board voted to vacate previous determinations to the contrary. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the China Ministry of Finance, the PCAOB will make determinations under the HFCAA as and when appropriate.

As of the date of this Annual Report, HHL LLP ("HHL"), our independent registered public accounting firm, is headquartered in New York, New York, and as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts inspections to assess its compliance with the applicable professional standards. Our auditor is subject to inspection by the PCAOB on a regular basis. As noted above, on December 15, 2022, the PCAOB issued a report that vacated the 2021 PCAOB determinations and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. Although our auditor is headquartered in the United States, we cannot assure you whether OTC Markets or regulatory authorities would not in the future apply additional and more stringent criteria to us after considering the effectiveness of our auditor's audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the AHFCAA, and as a result OTC Markets may delist or suspend the trading of our Class A common stock. If our Class A common stock is unable to be listed on another securities exchange, such a delisting or suspension would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A common stock.

Cybersecurity Review Measures

On December 28, 2021, the Cyberspace Administration of China ("CAC") published the revised Measures for Cybersecurity Review ("CRM"), which further restates and expands the applicable scope of the cybersecurity review. The revised CRM took effect on February 15, 2022. Pursuant to the revised CRM, if a network platform operator holding personal information of over one million users seeks a "foreign" listing, it must apply for the cybersecurity review, and operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CRM provides no further explanation on the extent of "network platform operator" and "foreign" listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the revised CRM, considering that (i) we are not in possession of or otherwise hold personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future; and (ii) as of the date of this Annual Report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a CIIO or requiring us to go through cybersecurity review or similar government reviews. That being said, considering that the revised CRM empowers the cybersecurity review office to initiate cybersecurity review when they believe any particular data processing activities "affect or may affect national security", it is uncertain whether the competent government authorities will deem that Yubo Beijing's data processing activities may affect national security and thus initiate the cybersecurity review against Yubo Beijing's businesses, and whether the competent government authorities, including the CAC, will adopt new laws, regulations or rules related to the revised CRM subjecting Yubo Beijing or its business to the cybersecurity review. We cannot guarantee, however, that we will not be subject to the cybersecurity review in the future. If a cybersecurity review is determined to apply to us in the future, we may be required to suspend our operations or we may experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial condition, and results of operations. Failure of cybersecurity, data privacy and data security compliance which may be identified during any of such cybersecurity review could subject Yubo Beijing to penalties, damage its reputation and brand, and harm its business and results of operations.

Furthermore, on August 20, 2021, the Standing Committee of the National People's Congress promulgated the PRC Personal Information Protection Law (the "PIPL"), which took effect in November 2021. The PIPL provides that any entity involving processing of personal information (the "PI Handler") shall take various measures to prevent the disclosure, modification or losing of the personal information processed by such entity, including, but not limited to, formulating a related internal management system and standard of operation, conducting classified management of personal information, taking safety technology measures to encrypt and de-identify the processed personal information, providing regular safety training and education for staff and formulating a personal information safety emergency accident plan. The PIPL further provides that a PI Handler shall conduct a prior evaluation of the impact of personal information protection before the occurrence of various situations, including, but not limited to, processing of sensitive personal information (personal information that, once leaked or illegally used, may lead to discrimination against an individual or serious harm to an individual's personal or property safety, including information on an individual's ethnicity, religious beliefs, personal biological characteristics, medical health, financial accounts, personal whereabouts), using personal information to make automated decisions and providing personal information to any overseas entity. Notably, in case of cross-border transfer of personal information, the PIPL requires the PI Handler to either (i) complete a mandatory security assessment by CAC, (ii) complete the personal information protection certification (the "PIPC") by a certification institution designated by the CAC, or (iii) conclude a standard contract provided by CAC with the foreign recipients.

On July 7, 2022, the CAC promogulated the Outbound Data Transfer Security Assessment Measures (the "Measures"), which became effective on September 1, 2022. According to the Measures, a PI Handler should declare a mandatory security assessment for its outbound data transfer to the CAC through the local provincial cyberspace administration under the following circumstances (i) where such PI Handler provides critical data outside the territory of the PRC, (ii) where the PI Handler being a CIIO or processing the personal information of more than one million individuals provides personal information outside the territory of the PRC, (iii) where a PI Handler has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total outside the territory of the PRC since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-border data transfers is required.

On November 4, 2022, the CAC and the State Administration for Market Regulation (the "SAMR") jointly issued the Notification on the Implementation of Personal Information Protection Certification, formally initiating the mechanism of PIPC. In parallel, on December 16, 2022, the National Information Security Standardization Technical Committee released an updated version of the Guidance on Network Security Standardized Practice - Specification for Certification of Personal Information Cross-Border Processing Activities, which provides the general principles and detailed requirements for cross-border PIPC.

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On February 22, 2023, the CAC published the Measures for the Standard Contract for Cross-Border Transfer of Personal Information, along with the final version of the standard contract for the cross-border transfer of personal information outside of mainland China (the "PRC Standard Contract"), which became effective on June 1, 2023. A PI Handler may choose either (i) to complete a PIPC, or (ii) to conclude a PRC Standard Contract with a foreign recipient and provide it along with other required materials to relevant governmental authorities for filing to ensure the legality of a cross-border transfer of personal information, as long as not falling into the circumstances required for a mandatory security assessment as mentioned above.

On March 22, 2024, the CAC published the Provisions on Promoting and Regulating the Cross-border Flow of Data (the "New Provisions") which took immediate effect on March 22, 2024. Under the New Provisions, the security assessment is required when (i) the PI Handler is a CIIO, (ii) the PI Handler is transferring any critical data, or (iii) the PI Handler (and provided that such PI Handler is not a CIIO) is, in any given year starting from January 1, exporting personal data of at least 1 million individuals or sensitive personal data of at least 10,000 individuals. The New Provisions also exempt the PI Handlers from the security assessment in certain outbound data transfer scenarios, such as human resource management, contract fulfillment, and emergency situations.

On September 24, 2024, the State Council of the PRC released the Regulations on Network Data Security Management (the "Network Data Regulations"), which became effective from January 1, 2025. The Network Data Regulations elaborate on the implementation of requirements set forth in the Cybersecurity Law, Data Security Law, and PIPL, adopting a data classification and multi-level protection approach to regulate network data activities. Key requirements of the Network Data Regulations include mandatory national security reviews for network data processors whose activities affect or may affect national security. Additionally, if important data collected or generated in the PRC is to be transferred abroad, a security assessment is required. Network data processors must identify and declare important data per state guidelines, though data not officially designated as "important" by authorities does not require such an assessment. The Network Data Regulations also restate the conditions for providing personal information overseas.

On February 14, 2025, the CAC promulgated the Administrative Measures on Personal Information Protection Compliance Audit, which became effective on May 1, 2025. The measures outline requirements and processes for self-initiated and regulator-requested compliance audit activities, and provide guidelines for conducting compliance audits on personal information processing activities.

On October 28, 2025, the Standing Committee of the National People's Congress adopted amendments to the Cybersecurity Law, which took effect on January 1, 2026. These amendments increase penalties for cybersecurity violations, broaden the law's extraterritorial application to any overseas activities endangering PRC cybersecurity, harmonize rules with the Data Security Law and Personal Information Protection Law, and affirm state support for artificial intelligence development while emphasizing cybersecurity governance.

Yubo Beijing's business involves the processing of personal information of customers using Yubo Beijing's healthcare products and receiving Yubo Beijing's services, which may be deemed as sensitive personal information. As of the date of this Annual Report, (i) Yubo Beijing is not in possession of or otherwise holding personal information of over one million users and it is also highly unlikely that Yubo Beijing will reach such threshold in the near future, and (ii) Yubo Beijing has not received any notice or determination from the CAC or other applicable PRC governmental authorities identifying it as a CIIO or requiring it to go through cybersecurity review or similar government reviews. As such, based on its understanding of current PRC laws and regulations, we believe that Yubo Beijing is currently not subject to the cybersecurity review. Considering that (i) as of the date of this Annual Report, Yubo Beijing has not received any notice or determination from the CAC or other applicable PRC governmental authorities identifying Yubo Beijing as a CIIO, (ii) as of the date of this Annual Report, no data processed by Yubo Beijing has been notified by relevant authorities or regions, or publicly announced as important data , and (iii) during each fiscal years 2023, 2024 and 2025 and since January 1, 2026, Yubo Beijing has not provided personal information of one million individuals or sensitive personal information of 100,000 individuals outbound accumulatively, based on its understanding of current PRC laws and regulations, we believe that Yubo Beijing is currently not subject to such security assessment by the CAC.

Further, the New Provisions provide safe harbor rules for certain scenarios of cross-border data transfer, exempting the data exporter from passing security assessment and entering into China standard contractual clauses (China SCCs), including (1) transfer of non-sensitive personal data of less than 100,000 individuals in any given year starting from January 1 (and provided that the controller is not a CIIO), (2) transfer of employee data necessary for HR administration according to collective labor contract or employment policy adopted according to law, (3) transfer of personal data necessary for performing a contract with the said individual including for cross-border commerce, money remittance, opening bank accounts, air and commendation booking, visa and exam services, etc., and (4) transfer of personal data necessary for protecting human life and property security in emergent cases. Since (i) Yubo Beijing has not provided any personal data collected and gathered in its business outside the territory of China, and (ii) we do not have the access to the personal data gathered by Yubo Beijing, based on its understanding of current PRC laws and regulations, we believe that Yubo Beijing is currently not subject to the PRC regulations and policies issued by the CAC with respect to cross-border transfer of personal data gathered in China. However, given that the national security legal framework imposes stricter data localization and protection requirements on personal information and human health-related data in recent years, we might need to maintain the data and personal information collected and generated in our business in mainland China, enter into standard contracts with the overseas recipients of any personal information processed by us (if any), conduct self-assessments, undergo security assessments, or even obtain the requisite approvals from the Chinese government if the transmission of such information and data outside of mainland China is needed, which could significantly increase our operating costs or cause delays or disruptions in our business operations. Furthermore, if Yubo Beijing does not take measures to review and improve its mechanisms in protecting personal information, failure of personal information protection compliance could subject Yubo Beijing to penalties, damage its reputation and brand and harm its business and results of operations.

Permission, Review and Filing Required from the Authorities in Mainland China Relating to Overseas Offering

The PRC government has recently sought to exert more oversight and control and impose more restrictions on China-based companies raising capital offshore and such efforts may continue or intensify in the future. On July 6, 2021, PRC authorities promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by mainland China-based companies. Effective measures, such as promoting the establishment of regulatory systems, are to be taken to deal with the risks and incidents of mainland China-based overseas-listed companies, cybersecurity and data privacy protection requirements and similar matters. See "—Cybersecurity Review Measure" above.

Further, according to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, issued by CSRC on February 17, 2023 (the Overseas Listing Trial Measures and these guidelines collectively, the "Overseas Listing Filing Rules"), the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies published by CSRC on February 17, 2023, or the Notice on the Overseas Listing Filing, and the set of Q&A published on CSRC's official website, as an issuer which is already listed, Yubo Beijing would be required to make a filing in accordance with the Overseas Listing Filing Rules if: (i) it issues additional convertible bonds, exchangeable bonds or preferred shares, (ii) it issues additional securities in the same overseas market, excluding securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc., (iii) it issues additional securities in several offerings within its authorized scope; or (iv) it conducts a secondary listing or primary listing in any other overseas market. The reporting entity will also be required to report the occurrence of any of the following material events within three business days after the occurrence and announcement thereof to CSRC: (a) a change of control of the issuer; (b) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or competent authorities in respect of the issuer; (c) change of the listing status or transfer of the listing board; and (d) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer in the same overseas market where it has completed its public offering and listing would necessitate a filing with CSRC within three business days thereafter.

As of the date of this Annual Report, Yubo Beijing has not been involved in any investigations on cybersecurity review initiated by CAC, and Yubo Beijing has not received any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from CAC, CSRC or any other PRC authorities. However, given (i) the uncertainties with respect to the enactment, implementation, and interpretation of the Overseas Listing Filing Rules and laws and regulations relating to data security, privacy, and cybersecurity, and (ii) that the PRC government authorities have significant discretion in interpreting and implementing statutory provisions in general, there can be no assurance that PRC government authorities will not take a contrary position or adopt different interpretations, or that there will not be changes in the regulatory landscape. Consequently, a cybersecurity review and the approval from or filing with CSRC, CAC, or other government authorities may be required in connection with offering of our securities in the future. If (a) Yubo Beijing does not receive or maintain any required permission, or fails to complete any required review or filing, (b) Yubo Beijing inadvertently concludes that such permission, review or filing is not required, or (c) applicable laws, regulations, or interpretations change such that it becomes mandatory for Yubo Beijing to obtain any permission, review or filing in the future, Yubo Beijing may have to expend significant time and costs to comply with these requirements. If Yubo Beijing is unable to do so, on commercially reasonable terms, in a timely manner or otherwise, it may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against it, and other forms of sanctions, and Yubo Beijing's ability to conduct its business, invest into China as foreign investments or accept foreign investments, complete any future offering, or list on a U.S. or other overseas exchange may be restricted, and its business, reputation, financial condition, and results of operations may be materially and adversely affected. Further, Yubo Beijing's ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of our Class A common stock may significantly decline or become worthless.

Other

To operate its business activities in China, Yubo Beijing is required to obtain the following licenses and approvals. Yubo Beijing has obtained such licenses and approvals, and, to date, no application for any such licenses and approvals has been denied.

Licenses and Approvals	PRC Regulatory Authority
Food Operation License Permit	Xicheng District Market Supervision and Administration Office of Beijing Municipality
Medical License Distribution Enterprise Filing Certificate	Xicheng District Market Supervision and Administration Office of Beijing Municipality

Business Strategy

Yubo Beijing plans to build a first-class stem cell storage facility, which we believe, will be the first global bank of endometrial stem cells. Yubo Beijing also intends to develop and expand its current product line, to include a series of endometrial stem cells light application technology and medical-grade cell therapeutic products for health management, innovative medicine, anti-aging treatments, clinical transformation and other application fields. We believe Yubo Beijing's existing technology and leadership position in stem cell processing will drive significant future growth for the company.

Stem Cell Storage Facility

The endometrial stem cell bank is divided into a public resources library and private repositories. The public resources library will meet strict testing standards. Yubo Beijing will enter into standard donation agreements with the donor customers who meet the public resources library standards, and store the collection of stem cell samples in the public resources library. Such public resources library biological samples can be widely used in research and development and subsequent commercial development. See "—Services and Products—Endometrial Stem Cell Bank" below for a detailed discussion regarding the regulatory approvals, operational steps and construction timeline in connection with the stem cell bank.

Business Model

Yubo Beijing's business model leverages its ability to integrate the upstream, middle stream and downstream of its stem cell based product cycle. With respect to the upstream of the industrial chain, Yubo Beijing intends to build a public resource library of endometrial stem cells to meet the demand for high-quality cells from stem cell application and treatment centers in China. See "—Business Strategy—Stem Cell Storage Facility" above and "—Service and Products—Endometrial Stem Cell Bank" below. With respect to the middle and downstream of the industrial chain, Yubo Beijing intends to open and operate biological experience center stores where it integrates the functions of display, trial and sale of its light application products under the brand "VIVCELL," and at the same time, can train and develop its sales personnel. By continuing to build and develop the "VIVCELL" brand, it plans to expand the biological experience center stores into a nationwide franchise. We believe Yubo Beijing's integrated approach provides it with a competitive advantage.

Service and Products

Endometrial Stem Cell Bank

Effective September 1, 2021, Yubo Beijing, through Yubo Jingzhi, entered into a lease agreement with Sichuan Anyiheng Technology Co. to rent approximately 1,282 square meters of laboratory space in Chengdu, China for the use of the endometrial stem cell bank and subsequent research and development laboratory. The lease recently expired in February of 2026 and the parties are currently negotiating renewal of the lease. See "Item 2. Properties." In addition, Yubo Beijing has entered into an Entrustment Technical Service Agreement with Beijing Zhenhuikang Biotechnology Co., Ltd., a company organized under the laws of the PRC, entrusting it to prepare, store and manage endometrial stem cell samples for the operations of the stem cell bank in exchange for services fees paid by Yubo Beijing. Beijing Zhenhuikang Biotechnology Co., Ltd is an affiliate of a shareholder of Yubo Beijing. Pursuant to the entrustment agreement, Yubo Beijing is responsible for supplying the endometrial stem cell samples and Yubo Beijing may terminate the agreement at any time.

Subsequent to the entry into the lease and the Entrustment Technical Service Agreement, Yubo Beijing has completed the design for the stem cell bank and obtained a business license for the stem cell bank from the Market Supervision Administration of Chengdu Municipality. The establishment of the stem cell bank has been submitted for filing with the Chengdu Municipal Development and Reform Commission, the Science and Technology Bureau and the Health Commission, and has been under review to date. The blue print design of the stem cell bank has been approved by Health Commission and Fire and Rescue department.

Yubo Beijing intends to recruit young, healthy adult females as the donors of endometrial stem cells. Yubo Beijing plans to target these donors via several channels, including from its existing clients for cell testing and health management consulting services, from colleges and universities where it promotes the knowledge and awareness of the application of endometrial stem cells, and from its existing customers of light application products. Yubo Beijing has launched an educational program about the benefits and applications of endometrial stem cells among the existing customers of light application products, although it has not attempted to recruit any donors to date.

We expect that Yubo Beijing will complete the first stage of building the stem cell bank, which mainly consists of tenant improvement and equipment procurement, by December 2027. Yubo Beijing may begin recruiting qualified donors after the completion of the first stage when the stem cell bank becomes operational. The stem cell bank is expected to be fully operational at its designed capacity by 2035.

Light Application Products

Yubo Beijing's current commercialized light application products include the following:

- Respiratory atomization products (nebulizers): include lung regulating essence, which is applied through an atomizer and formulated on the basis of multiple growth factors rich in the polypeptide of cell technology such as FGF, EGF, VEGF, etc. to repair and cure the lungs. These products can enhance the regeneration of lung stem cells, inhibit apoptosis of normal lung cells, improve immunity, relieve dry and astringent foreign body sensation, and relieve chest tightness, chest pain, wheezing, breathing difficulties and other symptoms. Yubo Beijing launched the respiratory atomization products in April 2020. The respiratory atomization products are sold in Guangdong, Shandong, Hebei, Henan, Chongqing and Sichuan provinces. The customer base for these products mainly includes middle class and above population with respiratory system diseases or weaknesses, or low immunity.

- Cell basidiomycetes compound drink/beverage: This product is registered as beverage. Based on cellular immunology, combined with traditional Chinese medicine theories and natural plant extracts such as basidiomycetes, red ginseng and polygonatum, it has the benefits of rapid activation of immune cells, regulation of immune system, and anti-tumor, anti-virus, hypoglycemic and anti-oxidation properties. Yubo Beijing launched the cell basidiomycetes compound drink in February 2021. Yubo Beijing is currently promoting this product to cover more regional markets. The customer base for this drink mainly includes middle class and above population who are recovering from major epidemic diseases or with low immunity.

- Facial care series: this line of products include renewal essence mask powder, which is formulated with optimal active substances derived from stem cells, can significantly improve skin's self-repair ability, and has the benefits of anti-wrinkle, tightening, water locking and brightening, and skin delicate essence, which is applied through a beauty instrument to promote the absorption and formulated based on multiple growth factors rich in the polypeptide of cell technology such as FGF and EGF to repair skin barrier, improve skin gloss and restore skin elasticity. The customer base for these products mainly includes high-income population with dry skin, lack of skin elasticity or damaged skin barrier.

- Eye care series: include eye moist essence, which is applied through eye warm import instrument to enhance absorption and formulated based on multiple growth factors rich in the polypeptide of cell technology such as FGF, EGF, VEGF, etc., to deeply cleanse and wash out impurities, 360 degrees nourish eyes, relieve dry and scorching sensation, and strengthen self-repair of corneal cells. The customer base for these products mainly includes people who overuse their eyes, suffer from dry eyes from long-term use of electronic products, cover from eye-operations or surgeries.

- Hair care series: include tough curing and solid hair follicles essence, which is applied through a micro type electric nanometer crystal injector and formulated based on multiple growth factors rich in the polypeptide of cell technology such as FGF, EGF, VEGF, etc. to strengthen hair follicle, prevent hair loss from the roots, nourish the scalp, repair damaged scalp, and enhance scalp barrier. The customer base for these products mainly includes high-income population suffering from hair thinning, damaged scalp follicles, severe hair loss.

- Male and female private protection series: include bacteriostatic spray and intimate wash for men and women to balance pH levels in the groin and genital areas for prevention of infections, eliminate odor, and inhibit bacteria; and nourishing vagina essence, which is applied through a restorer of pelvic floor muscle and formulated based on multiple growth factors rich in the polypeptide of cell technology such as FGF, EGF, VEGF, etc. to repair and cure vagina mucosa and pelvic floor muscle, strengthen the restoration of vagina mucosa, mucous secretion, reinforce the pelvic floor muscle, and improve the sexual experience. The customer base for these products mainly includes middle and high-income population who suffer from itching and bacterial infection in their private areas, adult females who need pelvic floor repair after giving birth.

All of the light application products target and are offered in the PRC market.

Research and Development

Yubo Beijing is principally focused on the development of new products that support the stem cell therapy market. Yubo Beijing's future research and development activities will be devoted to the development and launch of additional new products, line extensions, or significant upgrades to existing products and its current stem cell storage facility. Research and Development expense reflects the cost of these activities, as well as the costs to obtain regulatory approvals of new products and processes and to maintain the highest quality standards with respect to existing products.

Intellectual Property

Intellectual property is of vital importance in the field and in biotechnology generally. We seek to protect and enhance proprietary technology, inventions, and improvements that are commercially important to the development of the business by seeking, maintaining, and defending patent rights, whether developed internally, acquired or licensed from third parties. We will also seek to rely on regulatory protection afforded through orphan drug designations, inclusion in expedited development and review, data exclusivity, market exclusivity and patent term extensions where available.

Yubo Beijing currently owns one invention patent in the PRC for endometrial collection which will be used in connection with the operations of the stem cell bank in the future. The details of Yubo Beijing's owned patent are listed below:

- "Menstrual blood collection kit" patent (No. CN106264688B) for collection of endometrial stem cells, which is an invention patent and will expire on October 21, 2039.

Manufacturing

Yubo Beijing relies on third parties to manufacture its light application products and certain of the medical devices used in the collection and testing of stem cells. Yubo Beijing has entered into a Cooperation Agreement with Beijing Zhenxigu Medical Research Center (L.P.), and Huailai Huayue Hengsheng Medical Device Co., Ltd., pursuant to which Huailai Huayue Hengsheng Medical Device Co., Ltd. has agreed to conduct sample trial production of Yubo Beijing's liquid dressing products. Yubo Beijing also entered into an agreement with Xi'an Hongfa Pharmaceutical Co., Ltd., pursuant to which Xi'an Hongfa Pharmaceutical Co., Ltd. manufactures certain other light application products for Yubo Beijing.

Competition

Yubo Beijing's products will compete with novel therapies developed by biomedical companies, academic research institutions, governmental agencies and public and private research institutions, in addition to care treatment centers.

According to a market research conducted by Shenzhen Forward Industry Research Institute in 2021, there were approximately 77,990 companies engaged in stem cell collection and storage, research and development, and application in China. The applications of stem cell products mainly include treatment of disease, organ transplantation, and aesthetic medicine. Due to Yubo Beijing's unique core technology of preparation and storage of endometrial stem cell, we believe there is no company in China whose main business is endometrial stem cell storage. At present, we believe no companies mainly engage in cell light application products and have product lines similar to Yubo Beijing's products.

Yubo Beijing's current key competitor is VCANBIO CELL&GENE (SHA: 600645), whose main products include cell preparation and storage, genetic testing, etc. Its revenue in the first three quarters of 2025 was approximately RMB1.1 billion or $157 million (at an exchange rate of RMB7.0288=US$1.00 as of December 31, 2025) according to its quarterly report for the period ended September 30, 2025.

Employees

Yubo Beijing employs 14 employees at its headquarters, located at Room 1102, 11th Floor, Building 2, No. 10 Chaoyang Park South Road, Chaoyang District, Beijing, PRC as of the date of this Annual Report. Yubo Beijing's employees include three executive officers, two financial department personnel, two administrative management personnel, two commercial personnel, one business development personnel, seven planning and marketing personnel, and one person in IT management. To attract, retain, and motivate our talent, Yubo Beijing has established comprehensive human capital measures and objectives. We offer competitive compensation packages, which generally include base salaries, performance-based bonuses, and comprehensive social welfare benefits in compliance with PRC regulations, such as pension, medical, unemployment, work-related injury, and maternity insurance, as well as housing provident funds. In addition, we prioritize employee development by providing ongoing professional training programs to enhance our employees' skills and support their career progression. We believe that cultivating a supportive, inclusive, and rewarding work environment is critical to maintaining our competitive advantage and driving our long-term business success.

Major Customers

Yubo Beijing has historically generated most of its revenue from a limited number of customers. One customer accounted for all of Yubo Beijing's total sales for the year ended December 31, 2025. The revenue generated from this single customer was entirely derived from the sales of our light application products. See Note 15: Major Customers to our consolidated financial statements included elsewhere in this annual report. See "Item 1A. Risk Factors—Risks Related to our Business and Industry—Yubo Beijing relies on a small number of customers for a significant percentage of its revenue, and the loss of, or a reduction in, orders from these customers could result in a substantial decline in its revenue".

Corporate Information

Our principal executive offices are located at Room 1102, 11th Floor, Building 2, No. 10 Chaoyang Park South Road, Chaoyang District, Beijing, PRC (100026). Our telephone number is (+86) 136-0129-6655. Our website address is http://www.yubogroup.com/. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this Annual Report. You should not consider any information on our website to be part of this Annual Report or in deciding whether to purchase our securities. We have included our website address in this Annual Report solely for informational purposes.

Item 1A. Risk Factors.

Except for the historical information contained herein or incorporated by reference, this Annual Report and the information incorporated by reference herein contain forward-looking statements that involve risks and uncertainties. These statements include projections about our accounting and finances, plans and objectives for the future, future operating and economic performance and other statements regarding future performance. These statements are not guarantees of future performance or events. Our actual results could differ materially from those discussed in this report. Factors that could cause or contribute to these differences include, but are not limited to, those discussed in this section, as well as those discussed in Part II, Item 7 entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere throughout this Annual Report.

You should carefully consider the following risk factors and in the other information included in this Annual Report. If any of the following risks, either alone or taken together, or other risks not presently known to us or that we currently believe to not be significant, develop into actual events, then our business, financial condition, results of operations or prospects could be materially adversely affected. If that happens, the market price of our Class A Common Stock could decline, and stockholders may lose all or part of their investment.

Summary of Risk Factors

The following section lists the key current risk factors as of the date of this filing that may have a direct and material impact on our business, financial position, results of operations and cash flows:

- There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Yubo Beijing and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds that the contractual arrangements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subjected to severe consequences, including the nullification of such agreements and the relinquishment of our interest in the VIE.

- We currently conduct our business primarily through contractual arrangements with the PRC operating entity, and our management of the day-to-day business operations of such PRC entity pursuant to contracts, to comply with Chinese law, may not be as effective as conducting business through direct equity ownership of such PRC entity due to uncertainties with respect to the PRC legal system which could materially and adversely affect our results of operations.

- The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, Yubo Beijing's business faces potential uncertainty from the PRC government's policy. Changes in China's economic, political or social conditions, or government policies could materially and adversely affect our or Yubo Beijing's business, financial condition, and results of operations.

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- Yubo Beijing's business might be subject to various evolving PRC laws and regulations regarding cybersecurity, data privacy and data security. Failure of cybersecurity, data privacy and data security compliance could subject Yubo Beijing to penalties, damage its reputation and brand and harm its business and results of operations.

- The relative lack of U.S. public company experience of our management team may put us at a competitive disadvantage.

- Our common stock is not listed on any stock exchange and there is a limited market for shares of our common stock. Even if a market for our common stock develops, our common stock could be subject to wide fluctuations.

- The commercial success of Yubo Beijing's products depends upon the degree of their market acceptance among the medical community. If Yubo Beijing's products do not attain market acceptance among the medical community, its operations and profitability would be adversely affected.

- We have a history of losses and may continue to incur losses in the future, which raises substantial doubt about our ability to continue as a going concern.

- Yubo Beijing's proprietary, next-generation stem cell derived technologies, approach for stem cell storage facilities and manufacturing platform for its stem cell based products, represent emerging approaches to medical treatments that face significant challenges and hurdles.

- We are subject to the reporting obligation and internal control requirements of federal securities laws, which is expensive and time-consuming.

Risks Related to our Corporate Structure

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Yubo Beijing and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds that the contractual arrangements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subjected to severe consequences, including the nullification of such agreements and the relinquishment of our interest in the VIE.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign investment ownership in medical institutions and companies engaged in the development and application of technologies for diagnosis and treatment of human stem cells and genes, which our stem cell bank and endometrial stem cell bank business relates to. Pursuant to the Special Administrative Measures (Negative List) issued by the NDRC and MOFCOM on September 8, 2024, which came into force on November 1, 2024, foreign investment are allowed in PRC medical institutions only through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%, which percentage was stipulated in the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions, or the JV Interim Measures. Additionally, certain industries are specifically prohibited for foreign investment, including the development and application of technologies for diagnosis and treatment of human stem cells and genes. On September 7, 2024, NDRC, MOFCOM and National Health Commission (NHC) promulgated pilot policies permitting wholly foreign-owned enterprises to engage in the development and application of human stem cell and gene diagnosis and treatment technologies in free trade zones of Beijing, Shanghai, Guangdong, and Hainan, and permitting the establishment of wholly foreign-owned medical institutions in certain pilot municipalities including Beijing and Shanghai, subject to compliance with relevant PRC laws and regulations. This pilot program may be expanded in the future, but there is no guarantee it will apply nationwide or to our specific operations.

Considering the foreign investment restrictions that may be applicable to our business, we conduct our stem cell bank and endometrial stem cell bank business in China through the VIE. The VIE structure through contractual arrangements has been adopted by many PRC-based companies, including us, such that if our businesses are determined to be subject to the foreign investment restrictions, we can obtain necessary license, for example, the Practice License of Medical Institutions, in the industry currently subject to foreign investment restrictions in China.

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On March 15, 2019, the Foreign Investment Law was formally passed by the 13th National People's Congress and became effective on January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises and became the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates certain forms of foreign investment and defines enterprises incorporated within PRC with complete or partial foreign investment as foreign-invested enterprises or "FIEs." However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those we rely on as a form of foreign investment.

The 2019 PRC Foreign Investment Law further specifies that foreign investments shall be conducted in line with the "negative list" to be issued by or approved to be issued by the State Council. This means that an FIE would not be allowed to make investments in prohibited industries in the "negative list," while the FIE must satisfy certain conditions stipulated in the "negative list" for investment in restricted industries. As pursuant to the negative list issued by the NDRC and MOFCOM taking effect on November 1, 2024, medical services is a restricted industry and foreign investment are allowed in PRC medical institutions only through joint venture entities, i.e., an FIE in which foreign ownership is limited to 70.0%. Additionally, certain industries are specifically prohibited for foreign investment, including the development and application of technologies for diagnosis and treatment of human stem cells and genes, which means, pursuant to the Foreign Investment Law, FIEs are prohibited from practicing such businesses in China.

Considering the above, Yubo International Biotech Limited, Platinum and Platinum HK are considered foreign investors under the 2019 PRC Foreign Investment Law, and Yubo WOFE is deemed an FIE. Accordingly, none of such entities are eligible to provide such restricted services related to our businesses, such as medical services. As a result, we will conduct such business activities through the VIE and Chinese operating company, Yubo Beijing. Since Yubo Beijing is not an FIE, Yubo Beijing will be able to apply and hold license as medical institution as other PRC companies and provide medical services which are otherwise restricted to FIEs.

Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes "foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council." Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard contractual arrangements as a form of foreign investment. If this happens, it is uncertain whether our contractual arrangements with Yubo Beijing, its subsidiaries and shareholders would be recognized as foreign investment, or whether our contractual arrangements would be deemed to be in violation of the foreign investment access requirements. Therefore, there is no guarantee that our contractual arrangements, or Yubo Beijing's business will not be adversely affected.

To comply with PRC laws and regulations, we conduct our stem cell bank and endometrial stem cell bank business in China through the VIE, Yubo Beijing. We, through the WFOE, our wholly owned subsidiary in China, entered into a series of contractual arrangements with the VIE and its ultimate shareholders, in order to (i) exercise effective management over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are deemed, for accounting purpose only, the primary beneficiary of the VIE and hence consolidate its financial results under GAAP. Although the structure we have adopted is consistent with long-standing practice in certain industries, is also adopted by some of our peers in China, and our contractual agreements with Yubo Beijing have not been tested in a court of law, the PRC government may not agree that these arrangements comply with PRC license, registration or other regulatory requirements, with existing policies, or with requirements or policies that may be adopted in the future. The VIE hold the licenses, approvals and key assets that are essential for the operations and we, as a U.S. holding company, do not have any direct business operations in China, nor do we have any title to or ownership interest in such licenses, approvals and key assets.

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We believe: (i) the ownership structures of the VIE in China currently do not result in any violation of the applicable PRC laws or regulations currently in effect, and (ii) subject to the risks as disclosed in this section headed "Risk Factors", the contractual arrangements between the WFOE, the VIE and its respective equity holders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and do not violate any applicable PRC laws, rule or regulation currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure violates PRC laws and regulations. Thus, we cannot assure you that the PRC government will ultimately take a view that the VIE structure does not violate PRC laws or regulations. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among the WFOE, the VIE and its respective equity holders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

- revoking the agreements constituting the contractual arrangements;

- revoking our business and operating licenses;

- requiring us to discontinue or restrict operations;

- restricting our right to collect revenue;

- shutting down all or part of our websites or services;

- levying fines on us and/or confiscating the proceeds that they deem to have been obtained through non-compliant operations;

- requiring us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

- imposing additional conditions or requirements with which we may not be able to comply;

- restricting or prohibiting our use of proceeds from public offering or other financing activities to finance our business and operations in China; or

- taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, any of the assets under the name of any record holder of equity interest in the VIE, including such equity interest, may be put under court custody in connection with litigation, arbitration or other judicial or dispute resolution proceedings against that record holder. We cannot be certain that the equity interest will be disposed of in accordance with the contractual arrangements. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may impose additional challenges to our corporate structure and contractual arrangements. The occurrence of any of these events or the imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our precision oncology service business. In addition, if the imposition of any of these penalties causes us to be unable to direct the activities of such VIE and its subsidiaries or the right to receive their economic benefits, we would no longer be able to consolidate such VIE into our financial statements, thus adversely affecting our results of operation. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Yubo Beijing in our consolidated financial statements, if the PRC governmental authorities find our legal structure and contractual arrangements with Yubo Beijing to be in violation of PRC laws, rules and regulations. If any of these penalties results in our inability to direct the activities of Yubo Beijing that most significantly impact its economic performance and/or our failure to receive the economic benefits from Yubo Beijing or its subsidiaries, we may not be able to consolidate Yubo Beijing and/or its subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. If we are unable to claim our right to control the assets of Yubo Beijing, our Class A common share may decline in value or become worthless.

We currently conduct our business primarily through contractual arrangements with the PRC operating entity, and our management of the day-to-day business operations of such PRC entity pursuant to contracts, to comply with Chinese law, may not be as effective as conducting business through direct equity ownership of such PRC entity due to uncertainties with respect to the PRC legal system which could materially and adversely affect our results of operations.

We currently conduct a substantial portion of our business primarily through our contractual arrangements with the PRC operating entity, Yubo Beijing. PRC laws and regulations govern Yubo Beijing's operations in the PRC. The PRC operating entity is generally subject to laws and regulations applicable to foreign investments in the PRC and, in particular, laws applicable to wholly foreign-owned enterprises (the "WFOEs"). Although members of our executive management team and our shareholders include the executive officers and owners of the PRC operating entity, because we do not directly own such PRC operating entity, we may encounter problems enforcing our rights to manage the business affairs and day-to-day business operations of such entity. If we find it necessary to take legal action in the PRC to enforce our rights under our contracts with the PRC operating entity, we will be subject to the uncertainties of the PRC legal system, where prior court decisions have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in PRC.

Moreover, the PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with recent statements and regulatory actions by the PRC government, including those related to regulatory approvals of offshore securities offerings, anti-monopoly regulatory investigations and actions, cybersecurity, and data privacy compliance; also, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. If the China Securities Regulatory Commission (the "CSRC"), the Cyberspace Administration of China ("CAC") or other competent PRC regulatory authorities determine that prior approval is required for any of our offerings of securities overseas or the operation of our business, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC, CAC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, not to proceed with such activities. If we proceed with any of such activities without obtaining the CSRC's, CAC's or other PRC regulatory agencies' approval to the extent it is required, or if we are unable to comply with any new regulatory requirements, we may face regulatory actions or other sanctions from the CSRC, CAC or other PRC regulatory agencies. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China or accept foreign investments, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our stock.

The PRC government may also intervene with or influence our operations as it deems appropriate to further regulatory, political, and societal goals. The PRC government has recently published new policies that affected various industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition, and results of operations. While we believe that our business operations comply with relevant PRC laws and regulations currently in force in all material respects, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on companies like us. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or become worthless.

Our contractual arrangements with Yubo Beijing and its shareholders may not be as effective in providing management over these entities as direct ownership.

We have no equity ownership interest in Yubo Beijing as we rely on the contractual arrangements of the VIE agreements to operate Yubo Beijing. These contractual arrangements may not be as effective in providing management over Yubo Beijing as direct ownership. For example, Yubo Beijing could fail to take actions required for the business or fail to pay amounts owed under the contracts to the WFOE despite its contractual obligation to do so. If Yubo Beijing fails to perform its obligation under the VIE agreements, we may have to rely on legal remedies under PRC law, which may not be effective.

Transactions among our affiliates are subject to scrutiny by the PRC tax authorities and a finding that we or any of our consolidated entities owe additional taxes could have a material adverse impact on our net income.

Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we have entered into among our consolidated entities are challenged by the PRC tax authorities to be not on an arm's-length basis, or to result in an unreasonable reduction in our PRC tax obligations, the PRC tax authorities have the authority to disallow our tax deduction claims, adjust the profits and losses of our respective PRC consolidated entities and assess late payment fees and other penalties. Our net income may be materially reduced if our tax liabilities increase or if we are otherwise assessed late payment fees or other penalties.

Risks Related to Doing Business in China

The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, Yubo Beijing's business face potential uncertainty from the PRC government's policy. Changes in China's economic, political or social conditions, or government policies could materially and adversely affect our or Yubo Beijing's business, financial condition, and results of operations.

All of Yubo Beijing's operations are located in China. The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us.

The economic, political and social conditions in the PRC differ from those in more developed countries in many respects, including structure, government involvement, level of development, growth rate, control of foreign exchange, capital reinvestment, allocation of resources, rate of inflation and trade balance position. Before the adoption of its reform and opening up policies in 1978, the PRC was primarily a planned economy. In recent years, the PRC government has been reforming the PRC economic system and government structure. For example, the PRC government has implemented economic reform and measures emphasizing the utilization of market forces in the development of the PRC economy in the past three decades. These reforms have resulted in significant economic growth and social prospects. Economic reform measures, however, may be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country.

We cannot predict whether the resulting changes will have any adverse effect on our or Yubo Beijing's current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

Our ability to successfully expand our business operations in the PRC depends on a number of factors, including macro-economic and other market conditions. Demand for Yubo Beijing's services and its business, financial condition and results of operations may be materially and adversely affected by the following factors:

- political instability or changes in social conditions of the PRC;

- changes in laws, regulations, and administrative directives or the interpretation thereof;

- measures which may be introduced to control inflation or deflation; and

- changes in the rate or method of taxation.

These factors are affected by a number of variables which are beyond our control.

Yubo Beijing's business might be subject to various evolving PRC laws and regulations regarding cybersecurity, data privacy and data security. Failure of cybersecurity, data privacy and data security compliance could subject Yubo Beijing to penalties, damage its reputation and brand and harm its business and results of operations.

Regulatory requirements on cybersecurity, data security and data privacy in China are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of Yubo Beijing's responsibilities in that regard. On June 10, 2021, the Standing Committee of the National People's Congress promulgated the PRC Data Security Law, which took effect from September 1, 2021. The Data Security Law provides for a security review procedure for the data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators ("CIIOs"), and provided that CIIOs who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review. See "Item 1. Business—Regulatory Developments—Cybersecurity Review Measures" for a detailed description of the regulatory developments on regulatory requirements on cybersecurity, data security and data privacy in China.

On July 7, 2022, the CAC promogulated the Outbound Data Transfer Security Assessment Measures (the "Measures"), which became effective on September 1, 2022. According to the Measures, a PI Handler should declare a mandatory security assessment for its outbound data transfer to the CAC through the local provincial cyberspace administration under the following circumstances (i) where such PI Handler provides critical data outside the territory of the PRC, (ii) where the PI Handler being a CIIO or processing the personal information of more than one million individuals provides personal information outside the territory of the PRC, (iii) where a PI Handler has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total outside the territory of the PRC since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-border data transfers is required. Considering that (i) Yubo Beijing is not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future; (ii) as of the date of this Annual Report, Yubo Beijing has not received any notice or determination from applicable PRC governmental authorities identifying Yubo Beijing as a CIIO, or as a processor of critical data, and (iii) since January 1, 2022, Yubo Beijing has not provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals outbound accumulatively, we do not believe we are currently obliged to declare a mandatory security assessment under the Measures. However, according to the draft version of the PRC national standard "Information security technology—Guideline for identification of critical data" dated January 2022, information related to human genetic resources might fall into the scope of critical data. Although this national standard has not been formally adopted yet, if we are deemed to be a PI Handler providing critical data outbound in the future, we might be subject to the mandatory security assessment as mentioned above.

On November 4, 2022, the CAC and the State Administration for Market Regulation (the "SAMR") jointly issued the Notification on the Implementation of Personal Information Protection Certification, formally initiating the mechanism of PIPC. In parallel, on December 16, 2022, the National Information Security Standardization Technical Committee released an updated version of the Guidance on Network Security Standardized Practice – Specification for Certification of Personal Information Cross-Border Processing Activities, which provides the general principles and detailed requirements for cross-border PIPC.

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On February 24, 2023, the CAC published the Measures for the Standard Contract for Cross-Border Transfer of Personal Information, along with the final version of the standard contract for the cross-border transfer of personal information outside of mainland China (the "PRC Standard Contract"), which became effective on June 1, 2023. A PI Handler may choose either (i) to complete a PIPC, or (ii) to conclude a PRC Standard Contract with a foreign recipient and provide it along with other required materials to relevant governmental authorities for filing to ensure the legality of a cross-border transfer of personal information, as long as not falling into the circumstances required for a mandatory security assessment as mentioned above.

On March 22, 2024, the CAC published the Provisions on Promoting and Regulating the Cross-border Flow of Data (the "New Provisions") which took immediate effect on March 22, 2024. Under the New Provisions, the security assessment is required when (i) the PI Handler is a CIIO, (ii) the PI Handler is transferring any critical data, or (iii) the PI Handler (and provided that such PI Handler is not a CIIO) is, in any given year starting from January 1, exporting personal data of at least 1 million individuals or sensitive personal data of at least 10,000 individuals. The New Provisions also exempt the PI Handlers from the security assessment in certain outbound data transfer scenarios, such as human resource management, contract fulfillment, and emergency situations.

On September 24, 2024, the State Council of the PRC released the Regulations on Network Data Security Management (the "Network Data Regulations"), which became effective from January 1, 2025. The Network Data Regulations elaborate on the implementation of requirements set forth in the Cybersecurity Law, Data Security Law, and PIPL, adopting a data classification and multi-level protection approach to regulate network data activities. Key requirements of the Network Data Regulations include mandatory national security reviews for network data processors whose activities affect or may affect national security. Additionally, if important data collected or generated in the PRC is to be transferred abroad, a security assessment is required. Network data processors must identify and declare important data per state guidelines, though data not officially designated as "important" by authorities does not require such an assessment. The Network Data Regulations also restate the conditions for providing personal information overseas.

On February 14, 2025, the CAC promulgated the Administrative Measures on Personal Information Protection Compliance Audit, which became effective on May 1, 2025. The measures outline requirements and processes for self-initiated and regulator-requested compliance audit activities, and provide guidelines for conducting compliance audits on personal information processing activities.

On October 28, 2025, the Standing Committee of the National People's Congress adopted amendments to the Cybersecurity Law, which took effect on January 1, 2026. These amendments increase penalties for cybersecurity violations, broaden the law's extraterritorial application to any overseas activities endangering PRC cybersecurity, harmonize rules with the Data Security Law and Personal Information Protection Law, and affirm state support for artificial intelligence development while emphasizing cybersecurity governance.

Yubo Beijing's business involves the processing of personal information of customers using Yubo Beijing's healthcare products and receiving Yubo Beijing's services, which may be deemed as sensitive personal information. Considering that (i) Yubo Beijing has not provided the personal information collected and gathered in its business outside the territory of China, (ii) our Company do not have the access to the personal information gathered by Yubo Beijing, based on our understanding of current PRC laws and regulations, we are not subject to the regulations over the cross-border transfer of personal information so far. However, given that the national security legal framework imposes stricter data localization and protection requirements on personal information and human health-related data in recent years, we might need to maintain the data and personal information collected and generated in our business in mainland China, enter into standard contracts with the overseas recipients of any personal information processed by us (if any), conduct self-assessments, undergo security assessments, or even obtain the requisite approvals from the Chinese government if the transmission of such information and data outside of mainland China is needed, which could significantly increase our operating costs or cause delays or disruptions in our business operations. Furthermore, if Yubo Beijing does not take measures to review and improve its mechanisms in protecting personal information, failure of personal information protection compliance could subject Yubo Beijing to penalties, damage its reputation and brand and harm its business and results of operations.

The approval of the CSRC or other PRC government authorities may be required in connection with future offshore offering under PRC law, and, if so required, we cannot predict whether or for how long Yubo Beijing will be able to obtain such approval. Any failure to obtain or delay in obtaining such approval for an offshore offering would subject Yubo Beijing to sanctions imposed by the CSRC or other PRC government authorities.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six different PRC regulatory authorities in 2006 and amended in 2009, purports to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain an approval of CSRC prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and any of our offshore offerings in the future may ultimately require approval from CSRC. If CSRC approval is required, it is uncertain whether Yubo Beijing are able to and how long it will take for Yubo Beijing to obtain such approval, and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or any delay in obtaining CSRC approval for any future offshore offering, or a rescission of such approval may subject Yubo Beijing to sanctions imposed by CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

The PRC government has recently sought to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers. The Opinions on Severely Cracking Down on Illegal Securities Activities, among others, emphasizes the need to strengthen cross-border regulatory cooperation and the administration and supervision of China-based issuers, and to establish a comprehensive regulatory system for the application of PRC capital market laws and regulations outside China. On February 17, 2023, CSRC promulgated the Overseas Listing Filing Rules, which became effective on March 31, 2023. According to the Overseas Listing Filing Rules, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC domestic company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with CSRC. If a PRC domestic company intends to complete a direct or indirect overseas (i) initial public offering and listing, or (ii) listing of shares in the name of an overseas enterprise on the basis of the equity, assets, income or other similar rights of the PRC domestic company through a single or multiple acquisitions, share swaps, shares transfers or other means, the issuer (if the issuer is a PRC domestic company) or its designated major PRC domestic operating entity (if the issuer is an offshore holding company), in each applicable event, the reporting entity, shall complete the filing procedures with CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the transaction (if the submission of application documents is not required). The determination of whether any offering or listing is "indirect" will be made on a "substance over form" basis. An offering or listing of an issuer will be considered as an overseas indirect offering or listing by PRC domestic companies if both of the following conditions are met with respect to such issuer: (i) the revenues, profit, total assets, or net assets of PRC domestic companies in the most recent fiscal year constitute more than 50% of the line item in the issuer's audited consolidated and combined financial statements for that year; and (ii) the majority of the senior management personnel responsible for its business operations and management are PRC citizens or have their ordinary residence in China, or if its main place of business is in China or if its business operation is primarily conducted in China. In addition, according to the Overseas Listing Filing Rules and a set of Q&A published on CSRC's official website in connection with the release of the Overseas Listing Filing Rules, if it is explicitly required (in the form of institutional rules) by any regulatory authority having jurisdiction over the industry and field that regulatory procedures should be performed prior to the overseas listing of a PRC domestic company, such company must obtain the regulatory opinion, approval and other documents from and complete any required filing with such competent authority before submitting a CSRC filing. The reporting entity shall make a timely report to CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs after obtaining its CSRC filing and before the completion of the offering and/or listing: (i) any material change to principal business, licenses or qualifications of the issuer; (ii) a change of control of the issuer or any material change to equity structure of the issuer; and (iii) any material change to the offering and listing plan. Once listed overseas, the reporting entity will be further required to report the occurrence of any of the following material events within three business days after the occurrence and announcement thereof to CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or competent authorities in respect of the issuer; (iii) change of the listing status or transfer of the listing board; and (iv) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer in the same overseas market where it has completed its public offering and listing would necessitate a filing with CSRC within three business days thereafter. Failure to comply with the applicable filing requirements may result in fines being imposed on the PRC domestic companies and their controlling shareholders and other responsible person.

Based on the Notice on the Overseas Listing Filing, and the set of Q&A which are in connection with the release of the Oversea Listing Filing Rules, CSRC clarifies that (i) on or prior to the effective date of the Overseas Listing Filing Rules (i.e., March 31, 2023), domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with CSRC, and must complete the filing before the completion of their overseas offering and listing; (ii) a transition period until September 30, 2023 would be granted to domestic companies which have already obtained the approval from overseas regulatory authorities or stock exchanges but have not completed the indirect overseas listing prior to the effective date of the Overseas Listing Filing Rules; if domestic companies fail to complete the overseas listing prior to September 30, 2023, they shall file with CSRC according to the requirements.

Further, according to the Overseas Listing Filing Rules, for an issuer which is already listed, it should make filing in accordance with the Overseas Listing Filing Rules if: (i) it issues additional convertible bonds, exchangeable bonds or preferred shares, (ii) it issues additional securities in the same overseas market, excluding securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc., (iii) it issues additional securities in several offerings within its authorized scope; or (iv) it conducts a secondary listing or primary listing in any other overseas market. The reporting entity will also be required to report the occurrence of any of the following material events within three business days after the occurrence and announcement thereof to CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or competent authorities in respect of the issuer; (iii) change of the listing status or transfer of the listing board; and (iv) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer in the same overseas market where it has completed its public offering and listing would necessitate a filing with CSRC within three business days thereafter.

Given that (i) the previous offer and sale of shares of our Class A common stock have been registered under the Securities Act of 1933, as amended, pursuant to our Registration Statement on Form S-1 (Registration No. 333-255805), which was declared effective by the Commission on July 29, 2022, and (ii) as of the date of this Annual Report, we have not conducted any additional equity offerings to raise funds, based on its understanding of current PRC laws and regulations, we believe that we, our subsidiaries, and Yubo Beijing are not required to obtain permissions from the CSRC with respect to the operation of their businesses and the previous offering of our Class A common stock to the investors. However, we and our investors would be adversely affected if (i) we or our subsidiaries, including the VIEs were required to receive or maintain such permissions or approvals from the CSRC, CAC, or other PRC regulatory agencies and did not do so, (ii) if we inadvertently concluded that such approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we become required to obtain approval in the future. For example, if it is determined in the future that the approval of the CSRC, CAC or any other regulatory authority is required for any offshore offering in the future, we may face sanctions by the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from such future offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price and/or listing of our securities. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

The medical industry in China is highly regulated and such regulations are subject to change which may affect approval and commercialization of Yubo Beijing's products and services.

All of Yubo Beijing's research and development operations and manufacturing facilities are in China, which we believe confers clinical, commercial and regulatory advantages. The medical industry in China is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. Yubo Beijing's products that are categorized as medical devices will require manufacturing and distribution license for the respective manufacturing and distribution activities and if Yubo Beijing's services are categorized as medical services, Yubo Beijing will be required to apply and hold a Practice License of Medical Institutions. For example, under PRC law, before Yubo Beijing enters into a clinical trial agreement with a PRC partner, the parties are required to obtain an approval for projects of international collaboration in respect of human genetic resources in order to utilize genetic material contained in biological samples collected from Chinese human subjects. Furthermore, under relevant PRC laws, a license for use of laboratory animals is required for performing experimentation on animals. Any failure of fully comply with such requirement may result in the invalidation of our experimental data. In recent years, the regulatory framework in China regarding the medical industry has undergone significant changes, and we expect that it will continue to undergo significant changes. Any such changes or amendments may result in increased compliance costs on Yubo Beijing's business or cause delays in or prevent the successful development or commercialization of Yubo Beijing's products in China and reduce the current benefits we believe are available to Yubo Beijing from developing and manufacturing products and medical devices in China. PRC authorities have become increasingly vigilant in enforcing laws in the medical industry and any failure by Yubo Beijing or its partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of Yubo Beijing's business activities in China. We believe Yubo Beijing's strategy and approach are aligned with the PRC government's regulatory policies, but we cannot ensure that Yubo Beijing's strategy and approach will continue to be aligned.

Yubo Beijing faces risks associated with uncertainties relating to Regulation for the Administration of Human Genetic Resources.

The collection, preservation, usage and outbound provision of human genetic resources in the PRC are governed by Regulation for the Administration of Human Genetic Resources, or HGR Regulation, except for activities relating to human genetic resources conducted for some specific purposes including clinical diagnosis and treatment. We believe that the stem cell bank is both for the purpose of clinical diagnosis and treatment, so that such activities relating to human genetic resources in our diagnosis business or early screening business may not be governed by HGR Regulation. However, we cannot assure you that the stem cell bank will be continuously deemed as conducted for the purpose of clinical diagnosis and treatment by the relevant government authority. Meanwhile, the endometrial stem cell bank in the development services are governed by HGR Regulation.

Pursuant to HGR Regulation, there are some limitations for foreign entities, individuals and such entities established or actually controlled thereby ("Restricted Entities," and each, a "Restricted Entity") to engage in activities relating to human genetic resources. For example, the Restricted Entity is not allowed to collect or preserve human genetic resources of China, while it is prohibited from using human genetic resources of China unless that such Restricted Entity has obtained an approval from relevant government authority or has filed with relevant government authority for international cooperation with a domestic entity. On May 26, 2023, the Ministry of Science and Technology of China issued the Implementing Rules for the HGR Regulation (the "HGR Implementing Rules"), which became effective from July 1, 2023. The HGR Implementing Rules further clarified that a domestic entity actually controlled by non-PRC entities/individual through investment or contractual arrangements may also be deemed a Restricted Entity, to the extent that such non-PRC entities/individuals can exercise control or significant influence over the decision-making and management of such domestic entity. This would potentially cover the VIE arrangement adopted by us. On May 1, 2024, regulatory authority for HGR management was transferred from the Ministry of Science and Technology (MOST) to the National Health Commission (NHC) pursuant to State Council Order No. 777. The NHC Department of Science and Education now oversees HGR activities. We cannot assure you that Yubo Beijing, as a VIE, will not be deemed a Restricted Entity in the future, given the newly released HGR Implementing Rules. If Yubo Beijing is deemed a Restricted Entity by relevant government authority, we will be required to obtain approvals or file with relevant government authority which could result in additional cost and our business, financial condition and results of operations will be adversely affected.

Adverse global economic conditions and geopolitical tensions could negatively impact Yubo Beijing or our business operations in China.

Because Yubo Beijing has significant operations in China, our performance is influenced not only by domestic factors within the PRC but also by global economic conditions and geopolitical tensions with far-reaching implications. In recent years, macroeconomic uncertainty and geopolitical conflicts—such as the ongoing war between Russia and Ukraine, military conflicts in the Middle East, ongoing tensions between the United States and China—have heightened volatility in global markets. These conditions have disrupted global supply chains, increased inflationary pressures, and created uncertainty for commerce, all of which could adversely affect our operations in China. The ongoing friction between the United States and China, and potential tariff or trade policy shifts may introduce risks of sanctions, export controls, or other restrictions that could impair our supply chain or limit our market access.

Moreover, sustained or worsening global economic downturns or geopolitical instability could reduce customer demand, delay purchasing decisions, or heighten pricing pressures, further challenging our business. These external factors, largely beyond our control, could lead to disruptions in our supply chain, increased costs, or decreased revenue, all of which could significantly affect our business, financial condition, and results of operations.

New or threatened U.S. tariffs could increase costs and disrupt Yubo Beijing or our operations in China.

Our operations in China are exposed to risks stemming from evolving U.S. trade policies, particularly the imposition or threat of tariffs on imports from China and other countries. The current U.S. administration has implemented or proposed tariffs ranging from 10% to 25% on goods from various nations, including China, Mexico, Canada, and the European Union, targeting products such as steel, aluminum, copper, automobiles, and digital services. The U.S. has also signaled the possibility of reciprocal tariffs in response to countries imposing unequal tariffs or taxes on U.S. exports, adding further uncertainty to our cost structure.

If these tariffs are applied to imports by Yubo Beijing or its suppliers and third party manufacturing partners, they could significantly increase Yubo Beijing's operational costs. While Yubo Beijing may explore strategies to offset these costs, such efforts could entail additional expenses or operational disruptions. The unpredictability of future U.S. tariff policies—whether through further increases or new trade barriers—complicates our and Yubo Beijing's ability to assess the full scope of these risks. Nonetheless, any substantial escalation in tariffs could materially elevate our and Yubo Beijing's cost of doing business and disrupt Yubo Beijing's supply chain.

Additionally, broader U.S.-China trade tensions could prompt countermeasures by the PRC government, such as imposing tariffs or restrictions on U.S.-affiliated companies operating in China. Such measures could further increase costs or restrict access to critical resources, compounding the challenges of maintaining efficient operations in China. These trade-related risks intersect with the geopolitical tensions described above and could amplify their adverse effects on our business, financial condition, and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this Annual Report based on foreign laws.

We conduct a substantial portion of our operations in China through the VIE, Yubo Beijing. In addition, many of our senior executive officers and directors reside within China for a significant portion of the time and some of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us, Yubo Beijing, or those persons inside China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us, Yubo Beijing and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us, Yubo Beijing or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us, Yubo Beijing or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or the public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

It may be difficult for you or overseas regulators, such as the U.S. Department of Justice, the Commission, and other authorities of the United States, to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information, documents and materials needed for regulatory investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no entity or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCAOB's determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of Yubo Beijing's operations in mainland China, and you may be deprived of the benefits of such inspection and our stocks could be delisted from the stock exchange pursuant to the HFCA Act.

The Holding Foreign Companies Accountable Act (the "HFCA Act") was enacted on December 18, 2020. In accordance with the HFCA Act, as originally passed, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant's auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022 as part of the Consolidated Appropriations Act, 2023. This legislation amended the HFCA Act and required the SEC to prohibit an issuer's securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. Following the PCAOB's December 15, 2022 determination that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, the SEC confirmed that issuers were not at risk of having their securities subject to a trading prohibition under the HFCAA so long as there remained continued access for complete inspections and investigations on an ongoing basis. However, if the PCAOB determines in any future reporting period that it is unable to inspect or investigate completely our auditor, the trading prohibition could apply after two consecutive years of such determination. See "Item 1. Business—Regulatory Developments—Holding Foreign Companies Accountable Act" for a detailed description of the regulatory developments on the HFCA Act.

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The enactment of the HFCA Act and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could cause investors uncertainty for affected issuers and the market price of shares of our Class A common stock could be adversely affected, and we could be delisted if our auditor is unable to meet the PCAOB inspection requirement.

The PCAOB previously determined that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, but vacated those determinations on December 15, 2022 after securing complete access. If, in the future, the PCAOB determines again that it is unable to conduct inspections, such inability would make it more difficult to evaluate the effectiveness of these accounting firm's audit procedures and quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Our auditor, HCL PLLC, an independent registered public accounting firm that is headquartered in the United States, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts inspections to assess its compliance with the applicable professional standards. Our auditor is subject to inspection by the PCAOB on a regular basis. However, we cannot assure you whether OTC Markets or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor's audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act after two consecutive years of such determination, and as a result, the SEC may prohibit the trading of our securities and OTC Markets may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A common stock.

Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders.

The PRC Enterprise Income Tax Law classifies enterprises as resident enterprises and non-resident enterprises. The PRC Enterprise Income Tax Law provides that an income tax rate of 20% may be applicable to dividends payable to non-resident investors, which (i) do not have an establishment or place of business in the PRC, or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The State Council of the PRC reduced such rate to 10% through the implementation regulations of the PRC Enterprise Income Tax Law. Further, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China, or the Double Tax Avoidance Arrangement, and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued in February 2009 by the State Administration of Taxation of the PRC, or the SAT, if a Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China at all times during the 12-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on dividends is reduced to 5% provided that certain other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws are satisfied at the discretion of relevant PRC tax authority.

If our Cayman Islands subsidiary and our Hong Kong subsidiary are considered as non-resident enterprises and our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiary by its PRC subsidiary may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. In addition, based on the Announcement of the State Administration of Taxation on Issues Relating to Beneficial Owner in Tax Treaties, effective from April 1, 2018, under certain conditions a company cannot be defined as a beneficial owner under the treaty and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiary is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

If we are classified as a "resident enterprise" of China under the PRC Enterprise Income Tax Law, we and our non-PRC shareholders could be subject to unfavorable tax consequences, and our business, financial condition and results of operations could be materially and adversely affected.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with "de facto management body" within the PRC is considered a "resident enterprise" and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of board members with voting rights or senior executives habitually reside in the PRC.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the common stock. In addition, non-resident enterprise shareholders, including our common stock holders, may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of common stock or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders, including our common stock holders, and any gain realized on the transfer of common stock or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20%, which in the case of dividends may be withheld at source. Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our common stock or ordinary shares.

In addition to the uncertainty as to the application of the "resident enterprise" classification, we cannot assure you that the PRC government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements or higher tax rates. Any of such changes could materially and adversely affect our financial condition and results of operations.

Restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors may affect the value of your investment.

Currently, the RMB cannot be freely converted into any foreign currency. The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Our income is received in RMB and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, for most capital account items, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Class A common stock.

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See "—Risks Related to Doing Business in China—If we are classified as a 'resident enterprise' of China under the PRC Enterprise Income Tax Law, we and our non-PRC shareholders could be subject to unfavorable tax consequences, and our business, financial condition and results of operations could be materially and adversely affected" above.

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, our PRC subsidiaries and Yubo Beijing can only distribute dividends upon approval of the shareholders after we have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries and Yubo Beijing are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently do not require any such dividends, loans or advances from the PRC subsidiaries or Yubo Beijing for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiaries or Yubo Beijing due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders. See "Item 5. Market for Common Equity and Related Stockholder Matters and Registrant Purchases of Equity Securities—Dividends and Other Distributions" for a diagram illustrating the typical cash flow among our main subsidiaries, the WFOE, and Yubo Beijing, the VIE.

Fluctuation in exchange rates could have a negative effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China's foreign exchange policies. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund, or IMF, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, the RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the euro, the Japanese yen and the British pound. Since the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress toward interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this Annual Report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency or to convert foreign currency into RMB.

PRC regulations relating to offshore investment activities by PRC residents and enterprises may increase our administrative burden and restrict our overseas and cross-border investment activity. If our PRC resident and enterprise shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits to such shareholders and may become subject to liability under PRC law.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round-tripping Investment via Overseas Special Purpose, or SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any change of basic information or material events. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, shall be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE.

We may not be aware of the identities of all of our beneficial owners who are PRC residents. To our knowledge, some of our beneficial owners have not complied with SAFE registration requirements under SAFE Circular 37 and subsequent implementation rules on time or at all, sometimes due to reasons beyond their control. However, we do not have control over our beneficial owners and cannot compel them to comply with SAFE Circular 37 and subsequent implementation rules. Therefore, we cannot assure you that any required registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiary to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiary and limit our PRC subsidiary's ability to distribute dividends to us. These risks may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, as these foreign exchange and outbound investment related regulations and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and relevant regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. The M&A Rules require that the Ministry of Commerce, or the MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have an impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies.

The Anti-Monopoly Law promulgated by the Standing Committee of the National People's Congress, or NPC, which became effective in August 2008, requires that when a concentration of undertakings occurs and reaches statutory thresholds, the undertakings concerned shall file a prior notification with MOFCOM. Without the clearance from MOFCOM, no concentration of undertakings shall be implemented and effected. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. If such prior notification is not obtained, MOFCOM may order the concentration to cease its operations, dispose of shares or assets, transfer the business of the concentration within a time limit, take any other necessary measures to restore the situation as it was before the concentration, and may impose administrative fines.

In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOFCOM in August 2011, specify that mergers and acquisitions by foreign investors involved in "an industry related to national security" are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the abovementioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions.

We cannot preclude the possibility that the MOFCOM or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

We and our shareholders face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises, assets attributed to a PRC establishment of a non-PRC company or immovable properties located in China owned by non-PRC companies.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. In October 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer other than transfer of shares of our common stock acquired and sold on public markets may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions that involve PRC taxable assets, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under SAT Public Notice 7 or Bulletin 37, or both.

Risks Related to Shares of our Common Stock

The relative lack of U.S. public company experience of our management team may put us at a competitive disadvantage.

Our management team lacks U.S. public company experience, including the requirements of the U.S. securities laws and U.S. Generally Accepted Accounting Principles, which could impair our ability to comply with legal and regulatory requirements such as those imposed by Sarbanes-Oxley Act of 2002. The individuals who now constitute our senior management team have not had prior responsibility for managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may not be able to implement programs and policies in an effective and timely manner that adequately responds to such increased legal, regulatory compliance and reporting requirements. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties and distract our management from attending to the growth of our business.

Our common stock is not listed on any stock exchange and there is a limited market for shares of our common stock. Even if a market for our common stock develops, our common stock could be subject to wide fluctuations.

Our common stock is not listed on any stock exchange. Although our Class A common stock is quoted on the OTC Marketplace, there is a limited public market for shares of our Class A common stock, and limited trades of our Class A common stock have taken place on the OTC Marketplace. Even if the shares of our common stock may in the future trade in greater volume on the OTC Marketplace, the liquidity and price of our common stock is expected to be more limited than if such securities were quoted or listed on a national exchange. No assurances can be given that an active public trading market for our common stock will develop or be sustained. Trading volume may be limited by the fact that many major institutional investment funds, including mutual funds, as well as individual investors follow a policy of not investing in over the counter stocks and certain major brokerage firms restrict their brokers from recommending over the counter stocks because they are considered speculative, volatile and thinly traded. Lack of liquidity will limit the price at which stockholders may be able to sell our common stock.

Even if our common stock will in the future trade more actively on the OTC Marketplace, the price of such common stock could be subject to wide fluctuations, in response to quarterly variations in our operating results, announcements by us or others, developments affecting us, and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations in recent years. These fluctuations have had a substantial effect on the market prices for many companies, often unrelated to the operating performance of such companies, and may adversely affect the market prices of the securities. Such risks could have an adverse effect on the stock's future liquidity.

Because we became public by means of a "reverse merger," we may not be able to attract the attention of major brokerage firms or investors in general.

Additional risks may exist because we became a public company through a "reverse merger." Securities analysts of major brokerage firms may not provide coverage of us since there is little incentive to brokerage firms to recommend the purchase of our common stock, which has limited trading volume and is not listed on a national stock exchange. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our company in the future. In addition, the SEC has issued an investor bulletin, warning investors about the risks of investing in companies that enter the U.S. capital markets through a "reverse merger." The release of such information from the SEC may have the effect of reducing investor interest in companies, such as us, that enter the U.S. capital markets through a "reverse merger."

We cannot assure you that our common stock will become eligible for listing or quotation on any national stock exchange and the failure to do so may adversely affect your ability to dispose of our common stock in a timely fashion.

In order for our common stock to become eligible for listing or quotation on any national stock exchange, reverse merger companies must have had their securities traded on an over-the-counter market for at least one year, maintained a certain minimum closing price for not less than 30 of the most recent 60 days prior to the filing of an initial listing application and prior to listing, and timely filed with the SEC all required reports since consummation of the reverse merger, including one annual report containing audited consolidated financial statements for a full fiscal year commencing after the date of filing of the Current Report on Form 8-K which discloses the reverse merger. In addition to these requirements, we must meet all initial listing standards for listing our shares on a national exchange. We cannot guarantee that we will be able to satisfy the initial listing requirements in the foreseeable future or at all. Even if we are able to become listed or quoted on an exchange, we may not be able to maintain a listing of the common stock on such stock exchange.

Our common stock may be subject to penny stock rules, which may make it more difficult for our stockholders to sell their common stock.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the SEC. Penny stocks generally are equity securities with a price of less than $5.00 per share. The penny stock rules require a broker-dealer, prior to a purchase or sale of a penny stock not otherwise exempt from the rules, to deliver to the customer a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

FINRA sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

Effective June 30, 2020, the SEC implemented Regulation Best Interest requiring that "[a] broker, dealer, or a natural person who is an associated person of a broker or dealer, when making a recommendation of any securities transaction or investment strategy involving securities (including account recommendations) to a retail customer, shall act in the best interest of the retail customer at the time the recommendation is made, without placing the financial or other interest of the broker, dealer, or natural person who is an associated person of a broker or dealer making the recommendation ahead of the interest of the retail customer." This is a significantly higher standard for broker-dealers to recommend securities to retail customers than before under FINRA "suitability rules." FINRA suitability rules do still apply to institutional investors and require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending securities to their customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information, and for retail customers determine the investment is in the customer's "best interest" and meet other SEC requirements. Both SEC Regulation Best Interest and FINRA's suitability requirements may make it more difficult for broker-dealers to recommend that their customers buy speculative, low-priced securities. They may affect investing in our common stock, which may have the effect of reducing the level of trading activity in our securities. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder's ability to resell our common stock.

We do not anticipate paying any cash dividends in the foreseeable future.

We presently do not anticipate that we will pay any dividends on any of our capital stock in the foreseeable future. The payment of dividends, if any, would be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition. The payment of any dividends will be within the discretion of our Board of Directors (the "Board"). We presently intend to retain all earnings, if any, to implement our business plan; accordingly, we do not anticipate the declaration of any dividends in the foreseeable future.

We may need additional capital, and the sale of additional shares or other equity securities, including our Class B common stock, could result in additional dilution to our stockholders.

We expect our existing cash will be sufficient to fund our capital requirements through 2026, and we currently plan to raise additional capital over the next 12 months. In addition, we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we will seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our stockholders. In addition, you may experience further dilution to the extent that shares of our Class B common stock are issued and sold to raise capital. As of the date of this Annual Report, we have authorized 3,750,000 shares of Class B common stock, at a par value of $0.001 per share, of which 4,447 shares of Class B common stock were issued and outstanding. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common stock may view as beneficial.

Our authorized common stock is divided into Class A common stock and Class B common stock. Holders of Class A common stock are entitled to one vote per share, while holders of Class B common stock are entitled to five votes per share. Each share of Class B is convertible into one share of Class A common stock upon notice of the holder, while Class A common stock is not convertible into Class B common stock under any circumstances. As of the date of this Annual Report, we have authorized (i) 1,000,000,000 shares of Class A common stock, of which 170,416,343 shares were issued and outstanding, and (ii) 3,750,000 shares of Class B common stock, of which 4,447 shares were issued and outstanding. Currently, the holder of Class A common stock will have the ability to control matters requiring shareholders' approval, including any amendment of our articles of incorporation and bylaws. However, any future issuances of Class B common stock may be dilutive to the voting power of holders of Class A common stock. Any conversions of Class B common stock into Class A common stock may dilute the percentage ownership of the existing holders of Class A common stock within their class of ordinary shares.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Certain of our executive officers, directors and large stockholders own a significant percentage of our outstanding capital stock. As of the date of this Annual Report, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates owned over 80% of our outstanding shares of common stock. Accordingly, our directors and executive officers have significant influence over our affairs due to their substantial ownership coupled with their positions on our management team and have substantial voting power to approve matters requiring the approval of our stockholders. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This concentration of ownership may prevent or discourage unsolicited acquisition proposals or offers for our common stock that some of our stockholders may believe is in their best interest.

We have a substantial number of authorized common shares available for future issuance that could cause dilution of our stockholders' interest and adversely impact the rights of holders of our common stock.

We have a total of 1,000,000,000 shares of Class A common stock and 3,750,000 shares of Class B common stock authorized for issuance and up to 5,000,000 shares of preferred stock with the rights, preferences and privileges that our Board may determine from time to time. As of the date of this Annual Report, we had 170,416,343 shares of issued and outstanding Class A common stock, 4,447 shares of issued and outstanding Class B common stock, and no outstanding preferred stock. We may seek financing that could result in the issuance of additional shares of our capital stock and/or rights to acquire additional shares of our capital stock. We may also make acquisitions that result in issuances of additional shares of our capital stock. Those additional issuances of capital stock would result in a significant reduction of your percentage interest in us. The addition of a substantial number of shares of our common stock into the market or by the registration of any of our other securities under the Securities Act of 1933, as amended (the "Securities Act"), may significantly and negatively affect the prevailing market price for our common stock.

Risks Related to our Business and Industry

We may encounter difficulties in recruiting and retaining eligible donors for our stem cell bank and clinical trials, and the collection and storage of biological samples subject us to strict data privacy and security regulations.

Yubo Beijing intends to recruit young, healthy adult females as donors of endometrial stem cells for our public resources library. However, as of the date of this filing, we have not commenced donor recruitment or collection of biological samples. Our ability to successfully build and maintain our stem cell bank depends on our ability to attract a sufficient number of qualified donors who meet our strict health and age requirements. The collection of endometrial stem cells involves sensitive biological material, and potential donors may be reluctant to participate due to concerns regarding the medical collection process, privacy fears, or cultural sensitivities.

Furthermore, the collection and storage of endometrial stem cells may involve the processing of highly sensitive personal information and, potentially, human genetic resources, subjecting us to stringent regulatory requirements under PRC law. The Personal Information Protection Law of the PRC (PIPL) imposes comprehensive requirements on the collection, processing, and cross-border transfer of personal information, including sensitive personal information such as biometric data and medical health information.

Additionally, the Regulation on the Administration of Human Genetic Resources of the PRC (HGR Regulation) and its implementing rules require approval from the Ministry of Science and Technology (MOST) for the collection of biological samples containing human genetic material, particularly for international collaboration projects. The HGR Regulation classifies human genetic resources including organs, tissues, and cells containing human genome information as strategic resources subject to strict state control. As of the date of this filing, we has not engaged in the collection of human genetic material therefore we are not subject to such the HGR regulation so far. However, if we will conduct such activities in the further, we must comply with the HGR regulation and failure of doing so may lead to administrative penalties to us thus having adverse effect to our business.

If these recruitment or privacy-related challenges materialize, they could adversely affect our business, financial condition, results of operations, and prospects, and may cause the market price of our Class A common stock to decline.

The commercial success of Yubo Beijing's products depends upon the degree of their market acceptance among the medical community. If Yubo Beijing's products do not attain market acceptance among the medical community, its operations and profitability would be adversely affected.

The commercial success of Yubo Beijing's products depends, in large part, upon the degree of market acceptance they achieve among the medical community, particularly among physicians, pharmacists, administrators of hospitals, clinics and other health care institutions. Physicians may not prescribe or recommend Yubo Beijing's products to patients and pharmacies, procurement departments of hospitals, clinics and other health care institutions may not purchase Yubo Beijing's products if physicians or pharmacists do not find Yubo Beijing's products attractive. The acceptance and use of Yubo Beijing's products among the medical community will depend upon a number of factors including:

- perceptions by physicians, pharmacists, patients and others in the medical community about the safety and effectiveness of Yubo Beijing's products;

- the prevalence and severity of any side effects;

- pharmacological benefit of Yubo Beijing's products relative to competing products and products under development;

- the efficacy and potential advantages relative to competing products and products under development;

- relative convenience and ease of administration;

- effectiveness of Yubo Beijing's education, marketing and distribution efforts;

- publicity concerning Yubo Beijing's products or competing products and treatments; and

- the price for Yubo Beijing's products and competing products.

If Yubo Beijing's products fail to attain market acceptance among the medical community, or if Yubo Beijing's currently marketed products cannot maintain market acceptance, its results of operations and profitability would be adversely affected.

We have a history of losses and may continue to incur losses in the future, which raises substantial doubt about our ability to continue as a going concern.

We have a history of losses and may continue to incur losses in the future, which could negatively impact the trading value of our common stock. We may continue to incur operating losses in future periods. These losses may increase and we may never achieve or sustain profitability on a quarterly or annual basis in the future for a variety of reasons, including increased competition, decreased growth in the automotive industry and other factors described elsewhere in this "Item 1A. Risk Factors".

Further, we may incur significant losses in the future due to unforeseen expenses, difficulties, complications and delays and other unknown events. If we cannot continue as a going concern, our stockholders may lose their entire investment.

These circumstances raise substantial doubt about our ability to continue as a going concern as described in Note 3: *Going Concern* to our audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024. If we are unable to continue as a going concern, investors will likely lose all of their investment in our company. The consolidated financial statements included in this Annual Report do not include any adjustments that might result from the outcome of this uncertainty.

Yubo Beijing's proprietary, next-generation stem cell derived technologies, approach for stem cell storage facilities and manufacturing platform for its stem cell based products, represent emerging approaches to medical treatments that face significant challenges and hurdles.

Yubo Beijing currently has the following main commercialized products: respiratory atomization products and cell basidiomycetes compound drink. Yubo Beijing plans to market and commercialize its other planned light application products soon. Because stem cell-based healthcare products and therapies represent a relatively new field of, developing and commercializing Yubo Beijing's products subjects us to a number of risks and challenges, including:

- obtaining regulatory approval for Yubo Beijing's products, as the regulatory authorities may have limited experience with stem cell based healthcare products and therapies;

- developing and deploying consistent and reliable processes for engineering a customer's stem cells *ex vivo* and infusing the engineered stem cells back into the patient;

- sourcing clinical and, if approved, commercial supplies of the materials used to manufacture Yubo Beijing's product candidates;

- developing programming modules with the desired properties, while avoiding adverse reactions;

- developing a reliable and consistent vector and cell manufacturing process;

- establishing manufacturing capacity suitable for the manufacture of Yubo Beijing's products;

- developing protocols for the safe administration of Yubo Beijing's products;

- educating medical personnel regarding Yubo Beijing's stem cell technologies and the potential side effect profile of Yubo Beijing's products;

- establishing sales and marketing capabilities to successfully launch and commercialize Yubo Beijing's product candidates if and when Yubo Beijing obtains any required regulatory approvals, and risks associated with gaining market acceptance of a novel therapy if Yubo Beijing receives approval; and

- the availability of coverage and adequate reimbursement from third-party payors for Yubo Beijing's novel and personalized therapies in connection with commercialization of any approved products.

Yubo Beijing may not be able to successfully develop its stem cell derived products, its technology or its other products in a manner that will yield products that are safe, effective, scalable or profitable.

Yubo Beijing may not be able to successfully create its own manufacturing infrastructure and stem cell storage facilities for supply and maintenance of its requirements of programmed stem cell products for use in clinical trials and for commercial sale.

While we are currently in the process of building our own stem cell bank, Yubo Beijing currently anticipates relying entirely on third-party contract manufacturing organizations (CMOs) to supply materials for commercial production and future clinical trials.

Yubo Beijing's manufacturing and commercialization strategy is based on establishing a fully integrated vein-to-vein product delivery cycle. Over time, Yubo Beijing expects to establish regional or zonal manufacturing hubs to service major markets to meet projected needs for commercial sale quantities. Yubo Beijing is also in the process of establishing manufacturing capability in Chengdu which will provide a regional product supply as well as add to its global manufacturing ability. However, Yubo Beijing is still in the process of constructing manufacturing and storage facilities that will allow it to meet commercial sale quantities.

The implementation of this plan is subject to many risks. For example, the establishment of a stem cell-therapy manufacturing facility is a complex endeavor requiring knowledgeable individuals. Expanding Yubo Beijing's internal manufacturing infrastructure will rely upon finding personnel with an appropriate background and training to staff and operate the facility. Should Yubo Beijing be unable to find these individuals, it may need to rely on external contractors or train additional personnel to fill the needed roles. There are a small number of individuals with experience in stem cell therapy and the competition for these individuals is high.

Yubo Beijing expects that operating its own commercial stem cell manufacturing and storage facilities will provide it with enhanced control of material supply for both clinical trials and the commercial market, enable the more rapid implementation of process changes, and allow for better long-term cost margins. However, Yubo Beijing has limited experience as a company in designing and operating a commercial manufacturing and storage facility and may never be successful in developing its own manufacturing capability. Yubo Beijing may establish additional manufacturing and storage sites as it expands its commercial footprint to multiple geographies, which may lead to regulatory delays or prove costly. Even if Yubo Beijing is successful, Yubo Beijing's operations could be affected by cost over-runs, unexpected delays, equipment failures, labor shortages, natural disasters, power failures and numerous other factors, or Yubo Beijing may not be successful in establishing sufficient capacity to produce its product candidates in sufficient quantities to meet the requirements for the potential launch or to meet potential future demand, all of which could prevent Yubo Beijing from realizing the intended benefits of its manufacturing strategy and have a material adverse effect on its business.

Yubo Beijing may not be able to timely identify or otherwise effectively respond to changing customer preferences, and Yubo Beijing may fail to optimize its product offering and inventory position.

The medical industry in China is rapidly evolving and is subject to rapidly changing customer preferences that are difficult to predict. Yubo Beijing believes that its success depends on its ability to anticipate and identify customer preferences and adapt its product selection to these preferences. In particular, Yubo Beijing believes that it must optimize its product selection and inventory positions based on sales trends. No assurances can be given that Yubo Beijing's product selection, especially its selections of nutritional supplements and food products, will accurately reflect customer preferences at any given time. If Yubo Beijing fails to anticipate accurately either the market for its products or customers' purchasing habits or fail to respond to customers' changing preferences promptly and effectively, Yubo Beijing may not be able to adapt its product selection to customer preferences or make appropriate adjustments to its inventory positions, which could significantly reduce its revenue and have a material adverse effect on its business, financial condition and results of operations.

Yubo Beijing faces significant competition, and if Yubo Beijing does not compete successfully against existing and new competitors, Yubo Beijing's revenue and profitability would be materially and adversely affected.

The medical industry in China is highly competitive, and Yubo Beijing expects competition to intensify. In addition, there is a trend towards consolidation of the medical industry in the future. Yubo Beijing's primary competitors are other medical distributors. Yubo Beijing competes for customers and revenue primarily on the basis of product selection, price, and timely delivery of products. Moreover, Yubo Beijing may be subject to additional competition from new entrants to the medical industry in China. If the PRC government removes the barriers for foreign companies to operate majority-owned medical distributors in China, Yubo Beijing could face increased competition from foreign companies. Some of Yubo Beijing's larger competitors may enjoy competitive advantages, such as:

- greater financial and other resources;

- larger variety of products;

- more extensive and advanced supply chain management systems;

- greater pricing flexibility;

- larger economies of scale and purchasing power;

- more extensive advertising and marketing efforts;

- greater knowledge of local market conditions; and

- larger sales and distribution networks.

As a result, Yubo Beijing may be unable to offer products similar to, or more desirable than, those offered by its competitors, market its products as effectively as its competitors or otherwise respond successfully to competitive pressures. In addition, Yubo Beijing's competitors may be able to offer larger discounts on the same or competing products, and Yubo Beijing may not be able to profitably match those discounts. Furthermore, Yubo Beijing's competitors may offer products that are more attractive to Yubo Beijing's customers or that render Yubo Beijing's products uncompetitive. Yubo Beijing's failure to compete successfully could materially and adversely affect its business, financial condition, results of operation and prospects.

Yubo Beijing relies on a small number of customers for a significant percentage of its revenue, and the loss of, or a reduction in, orders from these customers could result in a substantial decline in its revenue.

Yubo Beijing sells its products and services to customers either directly or indirectly through distributors. Yubo Beijing depends on a small number of customers for a large percentage of its annual revenue. For the years ended December 31, 2025 and 2024, one customer accounted for 100% of its total revenues.

Yubo Beijing expects that sales to a limited number of customers will continue to account for a significant percentage of its revenue for the foreseeable future. It is possible that any of Yubo Beijing's major customers could terminate its purchases with Yubo Beijing or significantly reduce or delay the amount of Yubo Beijing's products and/or services that it orders, purchase products and/or services from Yubo Beijing's competitors or develop its own products internally. The loss of, or a reduction in, orders from any major customer could cause a decline in revenue and adversely affect our business, financial condition and results of operations.

Yubo Beijing relies on third-party manufacturers to supply all of its light application products.

Yubo Beijing relies on third-party manufacturers to supply all of its light application products. Reliance on such third-party manufacturers involves a number of risks, including a lack of control over the manufacturing process and the potential absence or unavailability of adequate capacity. If any of the third-party manufacturers cannot or will not manufacture Yubo Beijing's products in required volumes in compliance with applicable regulations, on a cost-effective basis, in a timely manner, or at all, Yubo Beijing will have to secure alternative manufacturers. Maintaining relationships with existing manufacturers and replacing such manufacturers may be difficult and time consuming. Any disruption of Yubo Beijing's network of manufacturers, including failure to renew existing distribution agreements with desired manufacturers, could negatively affect Yubo Beijing's product selection and Yubo Beijing's ability to effectively sell its products and could materially and adversely affect its business, financial condition and results of operations.

Yubo Beijing's certificates, permits, and licenses related to its business are subject to governmental control and renewal and failure to obtain renewal will cause all or part of its operations to be terminated.

Yubo Beijing is subject to various PRC laws and regulations pertaining to the medical industry. Although Yubo Beijing does not currently own any licenses or permits for the production of its light application products, Yubo Beijing is permitted under the PRC law to rely on the certificates, permits, and licenses that belong to and are maintained by its third-party manufacturers to market and sell its light application products. In the event that Yubo Beijing or its third-party manufacturers, are not able to meet any new requirements imposed on Yubo Beijing's business by the appropriate regulatory authorities or are unable to renew its certificates, permits and licenses, all or part of Yubo Beijing operations may be terminated. Furthermore, if escalating compliance costs associated with governmental standards and regulations restrict or prohibit any part of Yubo Beijing's operations, it may adversely affect Yubo Beijing's operation and profitability.

If Yubo Beijing is unable to protect its intellectual property from infringement, Yubo Beijing's business and prospects may be harmed.

As sales of Yubo Beijing's private label products increasingly account for a substantial portion of its revenue, Yubo Beijing considers its brand name, trade names and trademarks to be valuable assets. Under PRC law, Yubo Beijing has the exclusive right to use a trademark for products for which such trademark has been registered with the China National Intellectual Property Administration ("CNIPA"). In addition, no assurances can be given that Yubo Beijing will be able to obtain any trademarks for which it may apply in the future.

Moreover, Yubo Beijing may be unable to prevent third parties from using its brand name or trademarks without authorization and Yubo Beijing may not have adequate remedies for such violations. Unauthorized use of Yubo Beijing's brand name or trademarks by third parties may adversely affect its business and reputation, including the perceived quality and reliability of its products.

Yubo Beijing currently owns one invention patent in the PRC, and Yubo Beijing relies on trade secrets to protect its know-how and other proprietary information, including pricing, purchasing, promotional strategies, customer lists and/or suppliers lists. However, it is often difficult to register, maintain and enforce intellectual property rights in the PRC. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to Yubo Beijing for any such breach. Accordingly, Yubo Beijing may not be able to effectively protect its intellectual property rights in the PRC. Policing any unauthorized use of Yubo Beijing's intellectual property is difficult and costly and the steps Yubo Beijing takes may be inadequate to prevent the infringement or misappropriation of its intellectual property. In the event that Yubo Beijing resorts to litigation to enforce its intellectual property rights, such litigation could result in substantial costs and a diversion of its managerial and financial resources, and could put its intellectual property at risk of being invalidated or narrowed in scope. Yubo Beijing can provide no assurance that it will prevail in such litigation, and even if it does prevail, Yubo Beijing may not obtain a meaningful recovery. In addition, Yubo Beijing's trade secrets may be leaked or otherwise become available to, or be independently discovered by, its competitors. Any failure in maintaining, protecting or enforcing Yubo Beijing's intellectual property rights could have a material adverse effect on its business, financial condition and results of operations.

In addition, trade secrets are difficult to protect. While Yubo Beijing uses reasonable efforts to protect its trade secrets, its employees, consultants, contractors or advisors may unintentionally or willfully disclose its information to competitors. In addition, confidentiality agreements, if any, executed by the foregoing persons may not be enforceable or provide meaningful protection for Yubo Beijing's trade secrets or other proprietary information in the event of unauthorized use or disclosure. If Yubo Beijing were to enforce a claim that a third party had illegally obtained and was using its trade secrets, its enforcement efforts could be expensive and time-consuming, and the outcome is unpredictable. In addition, if Yubo Beijing's competitors independently develop information that is equivalent to its trade secrets or other proprietary information, it will be even more difficult for Yubo Beijing to enforce its rights and Yubo Beijing's business and prospects could be harmed. Litigation may be necessary in the future to enforce Yubo Beijing's intellectual property rights or to determine the validity and scope of the intellectual property rights of others. However, because the validity, enforceability and scope of protection of intellectual property rights in the PRC are uncertain and still evolving, Yubo Beijing may not be successful in prosecuting these cases. In addition, any litigation or proceeding or other efforts to protect Yubo Beijing's intellectual property rights could result in substantial costs and diversion of its resources and could seriously harm its business and operating results. Furthermore, the degree of future protection of Yubo Beijing's proprietary rights is uncertain and may not adequately protect its rights or permit Yubo Beijing to gain or keep its competitive advantage. If Yubo Beijing is unable to protect its trade names, trademarks, trade secrets and other propriety information from infringement, Yubo Beijing's business, financial condition and results of operations may be materially and adversely affected.

Yubo Beijing may acquire other businesses, license rights to products or form alliances with third-parties, which could cause it to incur significant expenses and could negatively affect its profitability.

Yubo Beijing may pursue acquisitions, licensing arrangements, and strategic alliances, as part of its business strategy. Yubo Beijing may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and may not realize the expected benefits. If Yubo Beijing is successful in making an acquisition, the products that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. Yubo Beijing may not be able to integrate acquisitions successfully into its existing business and could incur or assume significant debt and unknown or contingent liabilities. This may result in increased borrowing costs and interest expense.

Our executive officers and directors have existing responsibilities and, in the future, may have additional responsibilities, to provide management and services to other entities in addition to us. As a result, conflicts of interest between us and the other activities of those persons may occur from time to time and could have an adverse effect on us.

Certain of our executive officers and directors have existing responsibilities and, in the future, may have additional responsibilities, to provide management and services to other entities in addition to us. As a result, conflicts of interest between us and the other activities of those persons may occur from time to time, including that:

- we may enter into contracts between us, on the one hand, and other entities for which our executive directors or officers hold positions, on the other, that are not the result of arm's-length transactions;

- our executive officers and directors that hold positions of responsibility with other entities may be aware of certain business opportunities that are appropriate for presentation to us as well as to such other entities and may present such business opportunities to such other entities; and

- our executive officers and directors that hold positions of responsibility with other entities may have significant duties with, and spend significant time serving, other entities and may have conflicts of interest in allocating time.

We will attempt to resolve any such conflicts of interest in our favor. Our officers and directors are accountable to us and our shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling our affairs. Nevertheless, such conflicts could cause an individual in our management to seek to advance his or her economic interests or the economic interests of certain related parties above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. It is possible that a conflict of interest could have a material adverse effect on our liquidity, results of operations and financial condition.

General Risk Factors

We are subject to the reporting obligation and internal control requirements of federal securities laws, which is expensive and time-consuming.

We are a public reporting company in the United States and, accordingly, subject to the information and reporting requirements of the Exchange Act and other federal securities laws, and the compliance obligations of the Sarbanes-Oxley Act. The costs of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders causes our expenses to be higher than they would be if we remained a privately-held company.

We are a reporting company with the SEC and therefore must comply with Sarbanes-Oxley Act and SEC rules concerning internal controls. It is time-consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. In order to expand our operations, we will need to hire additional financial reporting, internal control, and other finance staff in order to develop and implement appropriate internal controls and reporting procedures.

Volatility in our common stock price may subject us to securities litigation.

The market for our common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention and resources.

43

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We are subject to critical accounting policies and actual results may vary from our estimates.

We follow generally accepted accounting principles in the United States in preparing our financial statements. As part of the preparation of such financial reports, we must make many estimates and judgments concerning future events, which affect the value of the assets and liabilities, contingent assets and liabilities, and revenue and expenses reported in our financial statements. We believe that these estimates and judgments are reasonable, and we make them in accordance with our accounting policies based on information available at the time. However, actual results could differ from our estimates, and this could require us to record adjustments to expenses or revenues that could be material to our financial position and results of operations in the future.

We may need additional capital and may not be able to obtain it on acceptable terms or at all, which could adversely affect our liquidity and financial position; the issuance of additional equity would result in dilution to our shareholders.

We may need to raise additional capital if our expenditures exceed our current expectations due to changed business conditions or other future developments. Our future liquidity needs and other business reasons may require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible or exchangeable to our equity securities would result in additional dilution to our stockholders. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that restrict our operational flexibility. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

- our future financial condition, results of operations and cash flows;

- general market conditions for capital-raising activities by medical companies; and

- economic, political and other conditions in China and elsewhere.

No assurances can be given that we will be able to obtain additional capital in a timely manner or on commercially acceptable terms or at all.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

We are a holding company. Yubo Beijing has implemented and maintains various information security processes designed to identify, assess and manage material risks from cybersecurity threats to its critical computer networks, third-party hosted services, communications systems, hardware and software, and its critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and trade secrets, data related to its stem cell bank and customers of its light application products and health related services (collectively, the "Information Systems and Data").

The cybersecurity function within Yubo Beijing helps identify, assess and manage its cybersecurity threats and risks. The cybersecurity function identifies and assesses risks from cybersecurity threats by monitoring and evaluating the threat environment using various methods including, for example manual tools, internal or external audits, automated tools, subscribing to and analyzing reports and services that identify cybersecurity threats and threat actors, conducting vulnerability assessments to identify vulnerabilities, conducting scans of the threat environment, and evaluating threats reported to management. Yubo Beijing implements and maintains various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to the Information Systems and Data, including, for example: an incident response policy, incident detection and response, data encryption, network security controls, system monitoring, penetration testing, employee training, a dedicated cybersecurity staff member, and physical security mechanisms.

Yubo Beijing's assessment and management of material risks from cybersecurity threats are integrated into its overall risk management processes. For example, the cybersecurity function works with management to prioritize the risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to its business. Furthermore, Yubo Beijing's risk management program extends to third-party service providers. It imposes cybersecurity protection requirements on third-party vendors that have access to Yubo Beijing's data through pre-engagement security assessments and explicit data protection clauses in our service agreements.

Yubo Beijing uses third-party service providers to assist it from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example cybersecurity software providers, managed cybersecurity service providers, and penetration testing firms. Yubo Beijing also uses third-party service providers to perform a variety of functions throughout its business, such as application providers and hosting companies. Yubo Beijing manages cybersecurity risks associated with its use of these providers by reviewing their security assessments and applicable reports.

We have not identified risks from known cybersecurity threats, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and is responsible for overseeing the cybersecurity and other information technology risks. Our Board also oversees Yubo Beijing's management's implementation of the cybersecurity risk management program.

Our Board receives periodic reports from Yubo Beijing's management on cybersecurity risks. In addition, Yubo Beijing's management updates the Board, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

Our Board also receives briefings from Yubo Beijing's management on the cyber risk management program. Board members receive presentations on cybersecurity topics from Yubo Beijing's management, internal security staff or external experts as part of our Board's continuing education on topics that impact public companies.

Yubo Beijing's management team is responsible for assessing and managing the material risks from cybersecurity threats. The team has primary responsibility for its overall cybersecurity risk management program and supervises both its internal cybersecurity personnel and its retained external cybersecurity consultants. Yubo Beijing's management team's experience includes decades of managing public pharmaceutical companies, including their related information technology and cybersecurity risk management programs.

Yubo Beijing's management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by Yubo Beijing; and alerts and reports produced by security tools deployed in the IT environment.

Item 2. Properties.

Yubo Beijing's headquarters are located at Room 1102, 11th Floor, Building 2, No. 10 Chaoyang Park South Road, Chaoyang District, Beijing, PRC and consist of approximately 290 square meters of office space. The lease for Yubo Beijing's headquarters has an initial term of two years commencing on August 5, 2024. The lease also provides for monthly rent and management fees totaling RMB55,000 (approximately $7,825 at an exchange rate of RMB7.0288=US$1.00 as of December 31, 2025).

In April 2024, Yubo Shenzhen entered into two agreements with Shenzhen Material Group Co., Ltd. to lease (i) 712 square meter office space in Shenzhen at a monthly rent of RMB97,686 (approximately $13,898 at an exchange rate of RMB7.0288=US$1.00 as of December 31, 2025). The lease term commenced on April 1, 2024 and was due to expire on March 14, 2026. After consultation, both parties signed a termination agreement on January 25, 2025; and (ii) 160 square meter office space in Shenzhen at a monthly rent of RMB17,280 (approximately $2,458 at an exchange rate of RMB7.0288=US$1.00 as of December 31, 2025). The lease commenced on April 1, 2024 and was due to expire on November 17, 2025. However, the agreement was terminated on November 1, 2024.

Effective September 1, 2021, Yubo Jingzhi entered into an agreement with Sichuan Anyi Hengke Tech Co., Ltd. to lease approximately 1,282 square meters of laboratory space in Chengdu, China. The lease provides for a lease term from September 1, 2021 to February 28, 2026 at monthly rent payment of RMB 58,449 (approximately $8,315 at an exchange rate of RMB7.0288 =US$1.00 as of December 31, 2025). As of the date of this Annual Report, the contract has expired, and negotiations are underway for renewal.

Item 3. Legal Proceedings.

We and Yubo Beijing are currently not a party to any material legal or administrative proceedings. We or Yubo Beijing may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our and Yubo Beijing's business, including matters involving product qualities, among others. Any litigation or other legal or administrative proceedings, regardless of the outcome, are likely to result in substantial costs and a diversion of our or Yubo Beijing's resources, including the management's time and attention.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters and Registrant Purchases of Equity Securities

Market Information

Our Class A common stock has been quoted on the OTC Marketplace (OTCQB) under the symbol "YBGJ." Over-the-counter market quotations such as ours reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. There can be infrequent trading volume, which precipitates wide spreads in the "bid" and "ask" quotes of our common stock, on any given day. On March 25, 2026, the last reported sale price of our Class A common stock on the OTC Marketplace was $0.015 per share.

There is no established public trading market for our Class B common stock.

Holders of Record

As of the date of this Annual Report, there were approximately 456 Class A common stockholders and 38 Class B common stockholders of record. The number of stockholders of record does not include beneficial owners of our common stock, whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

Dividends and Other Distributions

We are a holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders or holders of our Class A common stock or to service any debt we may incur. The following diagram illustrates the typical cash flow among our main subsidiaries, the WFOE, and Yubo Beijing, the VIE.



Platinum International Biotech Co. LTD
("Platinum")
Capital
Contribution/Loan
Dividends
/Distribution
Platinum International Biotech (Hong Kong)
Limited. ("Platinum HK")
Offshore
Capital
Contribution/Loan
Dividends
/Distribution
Onshore PRC
Service Fees
Yubo International Biotech (Chengdu) Limited
("Yubo Chengdu")
Yubo International Biotech (Beijing) Limited
("Yubo Beijing")
Contractual
Arrangements
Contractual
Arrangements
Equity Interest
Cash Flow

During the year ended December 31, 2025, no transfers of cash or other types of assets, dividends, or distributions have been made between our New York holding company, any of our subsidiaries, and Yubo Beijing. During the year ended December 31, 2025, neither we nor any of our subsidiaries have ever paid dividends or made distributions to U.S. investors. There has been no capital flow from the WFOE, Yubo Chengdu, to Yubo Beijing. While we have not to date adopted a formal cash management policy in writing, we carefully monitor the cash positions of and the fund flows between our New York holding company and each of our subsidiaries, including Yubo Chengdu, and Yubo Beijing. All such fund flows are reviewed regularly by our Chief Executive Officer and Chief Financial Officer and are subject to approval by our Board.

In the future, cash proceeds raised from our financing activities may be transferred by us to our Chinese subsidiaries via capital contribution or shareholder loans, as the case may be. As an early-stage company, we do not intend to distribute earnings or settle amount owed under the VIE agreements, if any, in the near future.

According to the Foreign Investment Law of the People's Republic of China and its implementing rules, which jointly established the legal framework for the administration of foreign-invested companies, a foreign investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights, royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of China in RMB or any foreign currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency. According to the Company Law of the People's Republic of China and other Chinese laws and regulations, our Chinese subsidiaries may pay dividends only out of their respective accumulated profits as determined in accordance with Chinese accounting standards and regulations. In addition, each of our Chinese subsidiaries, namely Yubo Chengdu and Yubo Global, and Yubo Beijing and its wholly owned subsidiaries, Yubo Jingzhi and Yubo Shenzhen, are required to set aside at least 10% of its accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Where the statutory reserve fund is insufficient to cover any loss the Chinese subsidiary incurred in the previous financial year, its current financial year's accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Such statutory reserve funds and the accumulated after-tax profits that are used for covering the loss cannot be distributed to us as dividends. At their discretion, our Chinese subsidiaries may allocate a portion of their after-tax profits based on Chinese accounting standards to a discretionary reserve fund.

Currently, the RMB cannot be freely converted into any foreign currency. The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Our income is received in RMB and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, for most capital account items, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Class A common stock. See "Item 1A. Risk Factors—Risks Related to Doing Business in China—Restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors may affect the value of your investment."

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See "Item 1A. Risk Factors—Risks Related to Doing Business in China—If we are classified as a 'resident enterprise' of China under the PRC Enterprise Income Tax Law, we and our non-PRC shareholders could be subject to unfavorable tax consequences, and our business, financial condition and results of operations could be materially and adversely affected." We presently do not anticipate that we will pay any dividends on any of our capital stock in the foreseeable future. See "Item 1A. Risk Factors—Risks Related to Shares of our Common Stock—We do not anticipate paying any cash dividends in the foreseeable future".

Recent Sales of Unregistered Securities

None.

Purchase of Equity Securities

None.

Issuer Purchases of Equity Securities

We do not have a program in place to repurchase our own common stock and as of December 31, 2025, and we have not repurchased any of these securities.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements for the years ended December 31, 2025 and 2024 together with notes thereto. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited, to those set forth under "Item 1A. Risk Factors" and elsewhere in this Annual Report.

Overview

We are a U.S. holding company primarily operating through our wholly owned subsidiary, Platinum International Biotech Co., Ltd., a company organized under the laws of the Cayman Islands ("Platinum"). Platinum is not a Chinese operating company but a Cayman Islands holding company, which in turn operates in China through its subsidiaries and contractual arrangements with a variable interest entity ("VIE"), Yubo International Biotech (Beijing) Limited, a company organized under the laws of the People's Republic of China and which is, through contractual arrangements with us, the Chinese operating company ("Yubo Beijing"). None of our Company, Platinum, or Platinum International Biotech (Hong Kong) Limited, a wholly owned subsidiary of Platinum ("Platinum HK"), each as a holding company, conducts any day-to-day business operations in China.

Yubo Beijing conducts the day-to-day business operations of our Company in China through contractual arrangements with our subsidiaries. Yubo Beijing is a VIE based in China and as such, we do not own any equity interest in Yubo Beijing or any of its subsidiaries. Investors in our Class A common stock currently do not hold, and may never hold, any equity interest, directly or indirectly, in Yubo Beijing or any of its subsidiaries. Yubo Beijing is a technology company focused on the research and development and application of endometrial stem cells. Yubo Beijing is committed to building what we believe to be the first public endometrial stem cell repository in the world. Yubo Beijing offers its products and services under the brand "VIVCELL." Yubo Beijing's product offerings include healthcare products for respiratory system, skincare products, hair care products, healthy beverages and male and female personal care products. Yubo Beijing also offers stem cell related services including cell testing and health management consulting services.

Our corporate structure involving the VIE provides investors with contractual exposure to foreign investment in China-based companies where PRC laws prohibit direct foreign investment in Chinese operating companies in certain industries, such as Yubo Beijing. This structure involves unique risks to investors and is subject to risks relating to our contractual arrangements with Yubo Beijing and its shareholders. Our contractual arrangements with Yubo Beijing have not been tested in a court of law. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Yubo Beijing or forfeit our rights under the contractual arrangements. Further, the Chinese regulatory authorities could disallow our contractual arrangements with Yubo Beijing, which would likely result in a material adverse change in our operations, and, given the resulting inability to consolidate Yubo Beijing's financial results in our consolidated financial statements, in the value of our Class A common stock, which could significantly decline or become worthless. For more information regarding the VIE structure and its associated risks, see "Part I—Item 1. Business—The VIE and China Operations" and "Part I—Item 1A. Risk Factors—Risks Related to Our Corporate Structure".

Key factors affecting our results of operations include revenues, cost of revenues, operating expenses and income and taxation.

Critical Accounting Policy and Estimates

Our Management's Discussion and Analysis of Financial Condition and Results of Operations section discusses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to accrued expenses, financing operations, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. The most significant accounting estimates inherent in the preparation of our financial statements include estimates as to the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. We consider certain accounting policies related to fair value measurements and earnings per share to be critical accounting policies that require the use of significant judgments and estimates relating to matters that are inherently uncertain and may result in materially different results under different assumptions and conditions.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The consolidated financial statements include our accounts, our wholly owned subsidiaries, and its consolidated VIE for which we are the primary beneficiary.

All transactions and balances among us, our subsidiaries and consolidated VIE have been eliminated upon consolidation.

See Note 2: Summary of Significant Accounting Policies to our consolidated financial statements included elsewhere in this Annual Report.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, operating lease liabilities – current, and operating lease liabilities – noncurrent on the balance sheets. The initial lease liability is equal to the future fixed minimum lease payments discounted using our incremental borrowing rate, on a secured basis. The initial measurement of the right-of-use asset is equal to the initial lease liability plus any initial direct costs.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

Revenue Recognition

We derive our revenue from (1) the sale of certain health management services and (2) the sale of nebulizers containing frozen tubes with medical fluid, which are sold as one unit to our customers, and cell basidiomycetes compound drink, which was launched in early 2021. Our nebulizers and cell basidiomycetes compound drink have a shelf life of 12 months and 18 months, respectively, if kept under regular room temperature. The nebulizers are sold directly to consumers on our online e-commerce platform. We recognize product revenues from customers following a five-step model, which requires us to exercise judgment when considering the terms of contracts and includes (1) identifying the contracts or agreements with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied, which occurs when our products are delivered to customers. We do not allow sales returns or exchanges. Revenue is recorded net of value-added tax ("VAT").

Results of Operations

For the years ended December 31, 2025 and 2024

<u>Sales</u>

Our sales were $12,353 for the year ended December 31, 2025, as compared to $3,470 for the year ended December 31, 2024, an increase of $8,883 or 256%. Despite a significant percentage increase in revenue, our total sales volume remains immaterial in absolute terms, as the Company continued to generate only sporadic sales this year.

<u>Cost of Goods Sold</u>

The cost of goods sold was $4,188 for the year ended December 31, 2025, as compared to $822 for the year ended December 31, 2024, an increase of $3,366 or 409%. The increase in cost of goods sold was due to an increase in sales.

<u>Gross Profit</u>

Our gross profit was $8,165 for the year ended December 31, 2025, as compared to $2,648 for the year ended December 31, 2024, an increase of $5,517 or 208%. The increase in gross profit was primarily due to an increase in sales.

Operating Expenses

Our operating expenses were $1,195,861 for the year ended December 31, 2025, as compared to $1,772,567 for the year ended December 31, 2024, a decrease of $576,706 or 33%, primarily as a result of decreases in office lease occupancy expense and other operating expenses. The significant decrease of occupancy expenses was caused due to the early termination of a lease between Yubo Shenzhen and Shenzhen Material Group Limited, which commenced on April 1, 2024 and was supposed to terminate on March 15, 2026 but was terminated early effective January 24, 2025.

Loss from Operations

Our loss from operations was $1,187,696 for the year ended December 31, 2025, as compared to a loss from operations of $1,769,919 for the year ended December 31, 2024, a decrease of 582,223 or 33%. The decrease in our loss from operations was primarily due to decrease in operating expenses.

Other Expenses

Our other expense was $243 for the year ended December 31, 2025, as compared to other expense of $211,873 for the year ended December 31, 2024, a decrease of $211,630 or 100%. The decrease in other expenses was primarily due to loss on obsolete inventory in the third quarter of 2024, which did not recur in fiscal year 2025.

Net Loss

Our net loss was $1,187,939 for the year ended December 31, 2025, as compared to $1,981,792 for the year ended December 31, 2024, a decrease of $793,853 or 40%. The decrease in net loss was primarily due to a decrease in operating expenses.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents on hand of $8,062 and a negative working capital of $2,123,785. Generally, the primary sources of our funds have been loans from our shareholders and capital contributions. On March 31, 2026, we obtained a financial support letter from Jun Wang, our largest shareholder and our president and director. Pursuant to the financial support letter, Jun Wang has agreed to undertake to provide continuous financial support to enable us to meet our liabilities as and when they become due for a period of 12 months from the date of this annual report. With such financial support letter, we believe that our cash on hand and working capital will be sufficient to meet our and Yubo Beijing's anticipated cash requirements through 2026. We intend to continue working toward identifying and obtaining new sources of financing and may raise additional capital in 2026. No assurances can be given that we will be successful in obtaining additional financing in the future. Any future financing that we may obtain may cause significant dilution to existing stockholders. Any debt financing or other financing of securities senior to common stock that we are able to obtain will likely include financial and other covenants that will restrict our flexibility. Any failure to comply with these covenants would have a negative impact on our business, prospects, financial condition, results of operations and cash flows.

If adequate funds are not available, we may be required to delay, scale back or eliminate portions of Yubo Beijing's operations, cease operations or obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain of our assets. Accordingly, the inability to obtain such financing could result in a significant loss of ownership and/or control of our assets and could also adversely affect our ability to fund Yubo Beijing's continued operations and the expansion efforts.

We expect to incur significant legal and accounting costs in connection with being a public company. We expect those fees will be significant and will continue to impact our liquidity. Those fees will be higher as our business volume and activity increases.

Net cash used in operating activities

Net cash used in operating activities was $842,802 for the year ended December 31, 2025, as compared to net cash used in operating activities of $1,337,729 for the year ended December 31, 2024, a decrease of $494,927 or 37%. The decrease in net cash used in operating activities for the year was primarily driven by a reduction in our net loss.

Net cash provided by investing activities

Net cash provided by investing activities was $nil for the year ended December 31, 2025, as compared to net cash provided by investing activities of $118,431 for the year ended December 31, 2024, a decrease of $118,431 or 100%. The decrease in net cash provided by investing activities was primarily due to decrease in sale of equipment.

Net cash provided by financing activities

Net cash provided by financing activities was $849,545 for the year ended December 31, 2025, as compared to $1,407,139 for the year ended December 31, 2024, a decrease of 557,594 or 40%. The decrease in net cash provided by financing activities was primarily due to the less financial support from related parties.

Going Concern

The audited financial statements for the fiscal year ended December 31, 2025 included an explanatory paragraph referring to our recurring operating losses and expressing substantial doubt in our ability to continue as a going concern. Our consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. Our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they become due. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that we will be able to continue as a going concern. Our consolidated financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern. In order to continue as a going concern, we will need, among other things, additional capital resources. Management's plan is to obtain such resources by obtaining capital from management and significant shareholders sufficient to meet our operating expenses and seeking third party equity and/or debt financing. On March 31, 2026, we obtained a financial support letter from Jun Wang, our largest shareholder, and our President and a director. Pursuant to the financial support letter, Jun Wang has agreed to undertake to provide continuous financial support to enable us to meet our liabilities as and when they become due for a period of 12 months from the date of this annual report.

Current Liabilities

We had certain short-term borrowings from our directors totaling $1,211,440 as of December 31, 2025. See "Item 13. Certain Relationships and Related Transactions, and Director Independence."

Shareholder Loans

As of December 31, 2025, we had payables due to Mr. Jun Wang, our President and a director, in the amount of $1,025,624, to Mr. Yang Wang, our Chief Executive Officer and director, in the amount of $129,956, to Mr. Huang Li, our indirect shareholder, in the amount of $55,486, and to Mr. Yanxi Wang, our shareholder, in the amount of $374.

As repayment of the shareholder loans from Jun Wang and Yang Wang, on July 23, 2025, we entered into the Securities Purchase Agreement, by and among our Company, on the one hand, and FlyDragon and ChinaOne, as the Purchasers on the other hand, for a sale of an aggregate of 50,600,000 shares of our Class A Common Stock. Jun Wang is the sole director of and owns 100% of the equity interest in FlyDragon, and Yang Wang is the sole director of and owns 100% of the equity interest in ChinaOne. The Transaction was reviewed and approved by the disinterested director on the Board in accordance with the New York Business Corporation Law and our Related Party Transactions Policy, and was subsequently approved by our majority shareholders pursuant to a written consent, which was disclosed in our Definitive Information Statement on Schedule 14C made pursuant to Rule 14c-2 of the Securities Exchange Act of 1934, as amended.

At the closing of the Transaction, we issued and sold 42,000,000 shares and 8,600,000 shares of our Class A common stock to FlyDragon and ChinaOne, respectively. The purchase price of each Share is $0.05 per share, which represented approximately 125% of the closing price of our Class A common stock on OCTQB on August 11, 2025.

Shareholder loans amounting to $2,530,000 were settled at the closing of the Transaction.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

Our principal commitments consist of obligations under certain operating leases. The following table sets forth our principal commitments as of December 31, 2025:

	Payments due by period				
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations	$ 79,742	$ 79,742	$ —	$ —	$ —

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms. The table above does not include obligations under agreements that we can cancel without a significant penalty.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information under this item.

Item 8. Financial Statements and Supplementary Data.


YUBO INTERNATIONAL BIOTECH LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024



55


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Stockholders of Yubo International Biotech Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Yubo International Biotech Limited (the "Company"), its subsidiaries and its variable interest entity (collectively, the "Company") as of December 31, 2025 and the related consolidated statements of operations and comprehensive loss, changes in shareholders' deficit, and cash flows for the year ended December 31, 2025 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company's present financial situation raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 3. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ HCL PLLC

We have served as the Company's auditor since 2026.

Chicago, IL
March 31, 2026

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Stockholders of Yubo International Biotech Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Yubo International Biotech Limited (the "Company") and subsidiaries and variable interest entity (collectively, the "Company") as of December 31, 2024 and the related consolidated statements of operations and comprehensive loss, changes in shareholders' deficit, and cash flows for the year ended December 31, 2024 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company's present financial situation raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 3. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ HHL LLP

We have served as the Company's auditor from 2024 to January, 2026.

New York, NY
March 31, 2025

F-2

YUBO INTERNATIONAL BIOTECH LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in US Dollars)

	December 31, 2025		December 31, 2024	
ASSETS				
Current assets				
Cash	$	8,062	$	7,015
Receivables		138,043		164,984
Prepaid expenses		209,316		196,417
Inventory		24,034		36,953
Due from related parties		288,057		277,382
Total Current Assets		667,512		682,751
Property and equipment, net		43,030		205,911
Intangible assets, net		42,080		50,523
Operating lease right of use asset		78,783		478,765
Lease security deposit		15,689		116,881
Total Assets	$	847,094	$	1,534,831
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued expenses (including accounts payable and accrued expenses of VIE without recourse to the Company of $1,008,758 and $880,787 of December 31, 2025 and December 31, 2024, respectively)	$	1,060,730	$	1,037,836
Advances from prospective customers/distributors (including advances from prospective customers/distributors of VIE without recourse to the Company of $440,344 and $424,026 as of December 31, 2025 and December 31, 2025, respectively)		440,344		424,026
Due to related parties (including due to related parties without recourse to the Company of $1,061,372 and $2,741,830 as of December 31, 2025 and December 31, 2024, respectively)		1,211,440		2,891,895
Operating lease liabilities – current (including operating lease liabilities - current of VIE without recourse to the Company of $78,783 and $285,182 as of December 31, 2025 and December 31, 2024, respectively)		78,783		367,992
Total Current Liabilities		2,791,297		4,721,749
Non-current liabilities				
Operating lease liabilities - non-current (including operating lease liability – non- current of VIE without recourse to the Company of $197,202 and $197,202 as of December 31, 2025 and December 31, 2024, respectively)		-		110,773
Total Liabilities		2,791,297		4,832,522
Commitments and contingencies		—		—
Shareholders' Deficit:				
Preferred stock, par value $0.01 per share, 5,000,000 shares authorized, none issued		—		—
Common stock, Class A par value $0.001 per share; authorized 1,000,000,000 shares, 170,416,343 and 119,816,343 issued and outstanding at December 31, 2025 and December 31, 2024, respectively		170,416		119,816
Common stock, Class B, par value $0.001 per share, 3,750,000 shares authorized, 4,447 shares issued and outstanding at December 31, 2025 and December 31, 2024		4		4
Additional Paid in Capital		5,468,883		2,989,483
Accumulated deficit		(7,740,059)		(6,660,812)
Accumulated other comprehensive income (loss)		146,100		127,044
Total deficit attributable to common shareholders		(1,954,657)		(3,424,465)
Non-controlling interests		10,454		126,774
Total Deficit		(1,944,203)		(3,297,691)
Total Liabilities and Shareholders' Equity	$	847,094	$	1,534,831

The accompanying notes are an integral part of these consolidated financial statements.

YUBO INTERNATIONAL BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in US Dollars)

		For the year ended December 31,		
		2025		**2024**
Revenue				
Sales of products and services	$	12,353	$	3,470
Cost of goods and services sold		(4,188)		(822)
Gross Profit		8,165		2,648
Operating expenses:				
Employee compensation		766,888		857,355
Occupancy		116,034		390,150
Depreciation and amortization of property and equipment		167,581		169,875
Amortization of intangible assets		10,192		13,422
Other operating expenses		135,166		341,765
Total Operating Expenses		1,195,861		1,772,567
Loss from operations		(1,187,696)		(1,769,919)
Other Expenses				
Loss on obsolescence inventory		-		(211,923)
Interest income (expense)		(243)		50
Total Other Income (Expenses)		(243)		(211,873)
Loss before Provision for Income Tax		(1,187,939)		(1,981,792)
Provision for Income Tax		—		—
Net loss	$	(1,187,939)	$	(1,981,792)
Net loss attributable to non-controlling interest		(108,691)		(206,489)
Net loss attributable to common stockholders		(1,079,248)		(1,775,303)
Net loss per share basic and diluted	$	(0.01)	$	(0.02)
Weighted average common shares outstanding basic and diluted		139,644,900		119,820,790
Comprehensive loss				
Net loss to the Company	$	(1,079,248)	$	(1,775,648)
Net loss to non-controlling interests		(108,691)		(206,489)
Foreign currency translation adjustment to the Company		19,056		140,248
Foreign currency translation adjustment to non-controlling interests		(7,629)		13,035
Total comprehensive loss	$	(1,176,511)	$	(1,839,509)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

YUBO INTERNATIONAL BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
(Expressed in US Dollars)

	Common Stock				Additional paid in capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total Company's equity	Non-controlling interest	Total
	Class A		Class B							
	Shares	Amount	Shares	Amount						
BALANCE, December 31, 2024	119,816,343	$ 119,816	4,447	4	2,989,483	(6,660,812)	127,044	$ (3,424,465)	126,774	(3,297,691)
Issuance of ordinary shares	50,600,000	50,600	—	—	2,479,400	—	—	2,530,000	—	2,530,000
Net loss for the year ended December 31, 2025	—	—	—	—	—	(1,079,248)	—	(1,079,248)	(108,691)	(1,187,939)
Foreign currency translation adjustment	—	—	—	—	—	—	19,056	19,056	(7,629)	11,427
BALANCE, December 31, 2025	170,416,343	$ 170,416	4,447	4	5,468,883	(7,740,059)	146,100	$ (1,954,657)	10,454	(1,944,203)

	Common Stock				Additional paid in capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total Company's equity	Non-controlling interest	Total
	Class A		Class B							
	Shares	Amount	Shares	Amount						
BALANCE, December 31, 2023	119,816,343	$ 119,816	4,447	4	2,935,190	(4,885,509)	(13,204)	$ (1,843,703)	—	(1,843,703)
Capital contributions to subsidiary by non-controlling interest	—	—	—	—	—	—	—	—	374,521	374,521
Transfer of 27% interest in subsidiary (Yubo Jingzhi) to non-controlling interest	—	—	—	—	54,293	—	—	54,293	(54,293)	—
Net loss for the year ended December 31, 2024	—	—	—	—	—	(1,775,303)	—	(1,775,303)	(206,489)	(1,981,792)
Foreign currency translation adjustment	—	—	—	—	—	—	140,248	140,248	13,035	153,283
BALANCE, December 31, 2024	119,816,343	$ 119,816	4,447	4	2,989,483	(6,660,812)	127,044	$ (3,424,465)	126,774	(3,297,691)

The accompanying notes are an integral part of these consolidated financial statements.

YUBO INTERNATIONAL BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in US Dollars)

	For the year ended December 31, 2025	For the year ended December 31, 2024
Cash flows from operating activities:		
Net loss	$ (1,187,939)	$ (1,981,792)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	177,773	183,298
Loss on obsolescence inventory	-	211,923
Changes in operating assets and liabilities:		
Receivables	26,941	(85,330)
Prepaid expense	(12,898)	(57,745)
Inventory	12,919	177,622
Due from related parties	-	8,592
Lease security deposit	101,190	3,622
Accounts payable and accrued expenses	22,896	212,205
Advances from prospective customers/distributors	16,316	(10,126)
Net cash used in operating activities	(842,802)	$ (1,337,729)
Cash flows from investing activities:		
Proceeds for sale of Equipment	-	118,431
Net cash provided in investing activities	-	118,431
Cash flows from financing activities:		
Advances from related parties (net)	849,545	1,032,618
Capital contributions to subsidiary	-	374,521
Net cash provided by financing activities	849,545	1,407,139
Effect of exchange rate changes	(5,696)	(187,185)
Net increase (decrease) in cash	1,047	656)
Cash at beginning of period	7,015	6,359
Cash at end of period	$ 8,062	$ 7,015
Supplemental Cash Flow Information:		
Income taxes paid	—	—
Interest paid	—	—

The accompanying notes are an integral part of these consolidated financial statements.

F-6

YUBO INTERNATIONAL BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024

NOTE 1 – ORGANIZATION

Yubo International Biotech Limited (formerly Magna-Lab Inc.) (the "Company"), a New York corporation, acquired Platinum International Biotech Co. Ltd. ("Platinum") in a "reverse merger" transaction on January 14, 2021.

On January 14, 2021 (the "Closing Date"), the Company closed a voluntary share exchange transaction with Platinum International Biotech Co., Ltd., a company organized under the laws of the Cayman Islands ("Platinum"), pursuant to that certain Agreement and Plan of Share Exchange, dated January 14, 2021 (the "Exchange Agreement"), by and among the Company, Platinum, Yubo International Biotech (Beijing) Limited, a company organized under the laws of the People's Republic of China ("PRC") ("Yubo Beijing"), and certain selling stockholders named therein.

In accordance with the terms of the Exchange Agreement, on the Closing Date, the Company issued a total of 117,000,000 shares of its Class A common stock to the Selling Stockholders, who were then stockholders of Platinum (the "Selling Stockholders"), in exchange for 100% of the issued and outstanding capital stock of Platinum (the "Exchange Transaction"). As a result of the Exchange Transaction, the Selling Stockholders acquired more than 99% of the Company's issued and outstanding capital stock, Platinum became the Company's wholly-owned subsidiary, and the Company acquired the business and operations of Platinum and Yubo Beijing. Immediately prior to the Exchange Transaction, the Company had 117,875,323 shares of Class A common stock and 4,447 shares of Class B common stock issued and outstanding. Immediately after the Exchange Transaction and the surrender and cancellation of 116,697,438 shares held by Lina Liu, the controlling shareholder, Chief Financial Officer, Treasurer and Secretary of the Company, the Company had 118,177,885 shares of Class A common stock and 4,447 shares of Class B common stock issued and outstanding.

Platinum was incorporated on April 7, 2020 under the laws of the Cayman Islands as a holding company. On May 4, 2020, Platinum incorporated a wholly owned subsidiary Platinum International Biotech (Hong Kong) Limited ("Platinum HK") in Hong Kong. On September 4, 2020, Platinum HK incorporated a wholly foreign owned enterprise ("WFOE") Yubo International Biotech (Chengdu) Limited ("Yubo Chengdu") in Chengdu, China.

On September 11, 2020, Yubo Chengdu entered into a series of Variable Interest Entity ("VIE") agreements with the owners of Yubo International Biotech (Beijing) Limited ("Yubo Beijing"). Pursuant to the VIE agreements, Yubo Beijing became Yubo Chengdu's contractually controlled affiliate. The purpose and effect of the VIE Agreements is to provide Yubo Chengdu with all management control and net profits earned by Yubo Beijing.

Yubo Beijing was incorporated on June 14, 2016. For the year ended December 31, 2020 (commencing in April 2020), Yubo Beijing sold approximately 850 nebulizers to customers in the People's Republic of China ("PRC"). In 2021, 2022 and 2024, Yubo Beijing sales also included sales of skincare products, hair care products, healthy beverages, and male and female personal care products. Commencing in the quarterly period ended September 30, 2024, Yubo Beijing started selling health management and health maintenance service agreements to customers.

Upon executing the series of VIE agreements in September 2020, Yubo Beijing has been considered a Variable Interest Entity ("VIE") of Yubo Chengdu, its primary beneficiary. Accordingly, Yubo Beijing has been consolidated under the guidance of FASB Accounting Standards Codification ("ASC") 810, Consolidation.

The officers, directors, and controlling beneficial owners of Yubo Beijing from its inception on June 14, 2016 were also officers, directors, and controlling beneficial owners of Platinum. Accordingly, the accompanying consolidated financial statements include Yubo Beijing's operations from its inception on June 14, 2016.

On January 21, 2021 and December 31, 2020, respectively, the Company formed two new wholly owned subsidiaries: Yubo Jingzhi Biotechnology (Chengdu) Co. Ltd. ("Yubo Jingzhi") as a subsidiary of Yubo Beijing and Yubo Global Biotechnology (Chengdu) Co. Ltd ("Yubo Global") as a subsidiary of Platinum HK.

On October 10, 2024, Yubo Beijing acquired a wholly owned subsidiary Phoenix Club Bio-Medical Technology (Chengdu), Co., Ltd. ("Yubo Phoenix") , a company incorporated on April 12, 2021.   Prior to October 10, 2024, Yubo Phoenix had minimal business operations.

On January 27 2025, the Company acquired a 51% equity interest in EpiAis Biomedical Engineering (Shenzhen) Co., Ltd ("Yubo Shenzhen"), a company incorporated on January 26, 2025. On September 2, 2025, the Company acquired an additional 19% equity in Yubo Shenzhen, resulting in a total equity ownership of 70% as of December 31, 2025.

On February 27, 2025, the Company sold 27% of the subscribed capital of Yubo Jingzhi to an affiliated investor for no consideration. The Company retains 73% ownership of Yubo Jinghzi.

Yubo International Biotech Limited and its consolidated subsidiaries and VIE are collectively referred to herein as the "Company" unless specific reference is made to an entity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries, and its consolidated VIE for which the Company is the primary beneficiary.

All transactions and balances among the Company, its subsidiaries and consolidated VIE have been eliminated upon consolidation.

The accompanying consolidated financial statements reflect the activities of the following entities:

Name	Background	Ownership
Yubo International Biotech Limited ("Yubo New York")	• A holding company • Incorporated in New York	
Platinum International Biotech Co. LTD ("Platinum")	• A Cayman Island company • Incorporated on April 7, 2020 • A holding company	100% owned by Yubo New York
Platinum International Biotech (Hong Kong) Limited. ("Platinum HK")	• A Hong Kong company • Incorporated on May 4, 2020 • A holding company	100% owned by Platinum
Yubo International Biotech (Chengdu) Limited ("Yubo Chengdu")	• A PRC company and deemed a wholly foreign owned enterprise • Incorporated on September 4, 2020 • Subscribed capital of $1,500,000 • A holding company	100% owned by Platinum HK
Yubo International Biotech (Beijing) Limited ("Yubo Beijing")	• A PRC limited liability company • Incorporated on June 14, 2016 • Subscribed capital of $1,454,038 (RMB 10,000,000) • Stem cell storage and bank	VIE of Yubo Chengdu WFOE
Yubo Jingzhi Biotechnology (ChengDu) Co. Ltd. ("Yubo Jingzhi")	• A PRC company incorporated on January 21, 2021	73% owned by Yubo Beijing
Yubo Global Biotechnology (Chengdu) Co. Ltd ("Yubo Global")	• A PRC company incorporated on December 20, 2020	100% owned by Platinum HK
Phoenix Club Bio-Medical Technology (Chengdu) Co., LTD ("Yubo Phoenix")	• A PRC company incorporated on April 12, 2021	100% owned by Yubo Beijing
EpiAis Biomedical Engineering Co., Ltd. ("Yubo Shenzhen")	• A PRC company incorporated on January 26, 2024	70% owned by Yubo Beijing

On September 11, 2020, our wholly-owned subsidiary, Yubo Chengdu, entered into the following contractual arrangements with Yubo Beijing and the shareholders of Yubo Beijing (the "Yubo Shareholders"), as applicable, each of which is enforceable and valid in accordance with the laws of the PRC:

Exclusive Consulting Services Agreement

Pursuant to the Exclusive Consulting Services Agreement among Yubo Beijing, Yubo WFOE, and the Yubo Shareholders, Yubo WFOE agrees to provide, and Yubo Beijing agrees to accept, exclusive management services provided by Yubo WFOE. Such management services include but are not limited to financial management, business management, marketing management, human resource management and internal control of Yubo Beijing. The Exclusive Consulting Services Agreement will remain in effect until the acquisition of all assets or equity of Yubo Beijing by Yubo WFOE is complete (as more fully described in the Exclusive Purchase Option Agreement below).

Exclusive Purchase Option Agreement

Under the Exclusive Option Agreement among Yubo Beijing, Yubo WFOE, and the Yubo Shareholders, the Yubo Shareholders granted Yubo WFOE an irrevocable and exclusive purchase option to acquire Yubo Beijing's equity and/or assets at a nominal consideration. Yubo WFOE may exercise the purchase option at any time.

Equity Pledge Agreement

Under the Equity Pledge Agreement among Yubo WFOE and the Yubo Shareholders, the Yubo Shareholders pledged all of their equity interests in Yubo Beijing, including the proceeds thereof, to guarantee all of Yubo WFOE's rights and benefits under the Exclusive Consulting Services Agreement and the Exclusive Option Agreement. Prior to termination of this Equity Pledge Agreement, the pledged equity interests cannot be transferred without Yubo WFOE's prior consent. The Yubo Shareholders covenants to Yubo WFOE that among other things, it will only appoint/elect the candidates for the directors of Yubo Beijing nominated by Yubo WFOE.

Financial Statements of Yubo Beijing (VIE)

The consolidated assets and liabilities of Yubo Beijing (VIE) and its subsidiaries at December 31, 2025 and December 31, 2024 consist of:

	December 31, 2025		December 31, 2024	
Cash	$	3,869	$	2,960
Receivables (net)		68,576		119,223
Prepaid Expenses		209,316		170,116
Inventory		24,034		36,953
Due from related parties		288,057		277,382
Property and equipment (net)		43,030		205,911
Intangible assets (net)		42,080		50,523
Operating lease right of use asset		78,783		478,765
Lease security deposit		15,690		95,810
Receivables from other consolidated entities (A)		1,345,332		552,274
Total assets		**2,118,772**		**1,989,917**
Accounts payable and accrued expenses		1,008,758		800,085
Advances from prospective customers/distributors		440,344		424,026
Due to related parties		1,061,372		2,741,830
Operating lease liabilities		78,783		478,765
Payables to other consolidated entities (A)		1,224,020		936,692
Total liabilities		**3,813,277**		**5,381,398**
Shareholders' equity	$	**(1,694,505)**	$	**(3,391,481)**

(A) Eliminated in consolidation.

See Note 16 for a condensed consolidating balance sheet of the Company at December 31, 2025 and a condensed consolidating statement of operations of the Company for year ended December 31, 2025.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollars ("$"), which is the reporting currency of the Company. The functional currency of Platinum and Platinum HK is the United States dollar. The functional currency of the Company's subsidiaries and VIE located in the PRC is the Renminbi ("RMB"). For the entities whose functional currencies are the RMB, results of operations and cash flows are translated at average exchange rates during the period ($1=7.1641 RMB for the year ended December 31, 2025 and $1=7.1846 RMB for the year ended December 31, 2024), assets and liabilities are translated at the current exchange rate at the end of the period ($1=7.0288 RMB at December 31, 2025 and $1=7.2993 RMB at December 31, 2024), and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income (loss). Transaction gains and losses, which were not significant for the periods presented, are reflected in the consolidated statements of operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, and income taxes including the valuation allowance for deferred
tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in bank accounts, cash in time deposits, certificates of deposit and all highly liquid instruments with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost utilizing the weighted average method or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated selling costs.

The valuation of inventory requires the Company to estimate excess and slow-moving inventories. The Company evaluates the recoverability of the inventory based on expected demand and market conditions.

Property and Equipment

Property and equipment consist of leasehold improvements and office equipment. All property and equipment are stated at historical cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred. Property and equipment are depreciated on a straight-line basis over the following periods:

Leasehold improvements	Remaining term of lease
Air conditioning equipment	5 years
Office equipment	3 years

Intangible Assets

Intangible assets consist of distribution software and patents and are stated at historical cost less accumulated amortization. Amortization of intangible assets is calculated on a straight-line basis over the shorter of the contractual terms or the expected useful lives of the respective assets. The amortization period by major asset classes is as follows:

Distribution software	5 years
Patents	20 years

Impairment of Long-Lived Assets

The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Impairment evaluations involve management's estimates on asset useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management which could have a material effect on our reporting results and financial position. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Fair Value of Financial Instruments

The Company adopted ASC 820 "Fair Value Measurements," which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments include cash, receivables, due from related parties, accounts payable and accrued expenses, advances from prospective customers/distributors and due to related parties. The carrying values of these financial instruments approximate their fair values due to the short-term maturities of these instruments.

For the periods presented, there were no financial assets or liabilities measured at fair value.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, operating lease liabilities - current, and operating lease liabilities - noncurrent on the balance sheets. The initial lease liability is equal to the future fixed minimum lease payments discounted using the Company's incremental borrowing rate, on a secured basis. The initial measurement of the right-of-use asset is equal to the initial lease liability plus any initial direct costs.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

Revenue Recognition

The Company derives its revenue from (1) the sale of health management and health maintenance service agreements (commencing in the quarterly period ended September 30, 2024) and (2) the sale of health and personal care products. The Company adopted ASC 606 requires the use of a five-step model to recognize revenue from contracts with customers. The five-step model requires entities to exercise judgment when considering the terms of contracts, which includes (1) identifying the contracts or agreements with a customer, (2) identifying our contract with performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied.

Allowance for Doubtful Accounts

Trade accounts receivable arises from the sale of products and services on trade credit terms. On a quarterly basis, we review all significant accounts as to their past due balances, as well as collectability of the outstanding trade account receivables for possible write off. It is our policy to write off the account receivable against the allowance account when we deem the receivable to be uncollectible. Additionally, we review orders from dealers that are significantly past due, and we ship product only when our ability to collect payment from our customer for the new order is probable.

Our allowance for doubtful accounts reflects our best estimate for losses inherent in the trade accounts receivable balance. We determine the allowance based on known troubled accounts, weighting probabilities of future conditions and expected outcomes, and other currently available evidence.

Advertising Costs

Advertising costs are expensed as incurred.

Income Taxes

The Company follows the liability method in accounting for income taxes in accordance with ASC topic 740 ("ASC 740"), *Income Taxes.* Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely than not that some portion, or all, of the deferred tax assets will not be realized.

The Company applies the provisions of ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements.

The Company will classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.

Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing net loss by the weighted average number of Class A and Class B common shares outstanding during the period.

Diluted net income (loss) per share reflects the potential dilution that could occur if dilutive securities (such as stock options and convertible securities) were exercised or converted into common shares. For the periods presented, the Company had no dilutive securities outstanding.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the increase (decrease) in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income (loss) is reported in the consolidated statements of operations and comprehensive income (loss), including net income (loss) and foreign currency translation adjustments, presented net of tax.

Other than increasing assets and liabilities at the inception of the respective leases (See Note 8), ASU 2016-02 has not had a significant effect on the Company's financial position or results of operations.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its consolidated financial position, statements of operations or cash flows.

NOTE 3 – GOING CONCERN

The Company's financial statements as of December 31, 2025 have been prepared using generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover its operating costs and allow it to continue as a going concern. At December 31, 2025, the Company had cash of $8,062 and negative working capital of $2,135,801. For the year ended December 31, 2025 and December 31, 2024, the Company had losses of $1,187,939 and $1,981,792 respectively. These factors among others raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management's plan is to obtain such resources for the Company by obtaining capital from management and significant shareholders sufficient to meet its operating expenses and seeking third party equity and/or debt financing. On March 27, 2026, the Company obtained a financial support letter from its major shareholder. It is stated in the financial support letter that the main shareholder of the Company will undertake to provide continuous financial support to enable the Companies to meet its liabilities as and when they fall due for a period of 12 months from this report date.

NOTE 4 – INVENTORY

Inventory consisted of the following:

	December 31, 2025		December 31, 2024	
Nebulizers and components	$	—	$	—
Oral liquid health products		—		—
Beauty care products		—		—
Other		24,034		36,953
Total Inventory	**$**	**24,034**	**$**	**36,953**

NOTE 5 – DUE FROM RELATED PARTIES

Due from related parties consisted of:

	December 31, 2025		December 31, 2024	
Beijing Zhenhuikang Biotechnology Co., LTD ("Zhenhuikang") (1)	$	288,057	$	285,974
Total Due from Related Parties	**$**	**288,057**	**$**	**285,974**

(1) Zhenhuikang is controlled by Beijing Zhenxigu Medical Research Center LP ("Zhenxigu"). Zhenxigu is controlled by Mr. Yulin Cao, a director and significant stockholder of Yubo Beijing. The due from related parties receivable is non-interest bearing and due on demand.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment, net, consisted of the following:

		December 31, 2025		December 31, 2024
Leasehold improvements	$	187,186	$	187,186
X-Ray equipment		18,900		18,900
Air conditioning equipment		—		—
Office equipment		21,420		21,420
Total property and equipment		227,506		227,506
Less accumulated depreciation and amortization		(184,476)		(21,591)
Property and equipment, net	**$**	**43,030**	**$**	**205,911**

For the years ended December 31, 2025 and 2024, depreciation of property and equipment was $167,581 and $169,875, respectively.

NOTE 7 – INTANGIBLE ASSETS

Intangible assets, net, consisted of the following:

		December 31, 2025		December 31, 2024
Distribution software	$	33,912	$	33,912
Experience center software		38,773		38,773
Patents acquired from related party		10,851		10,851
Wechat application		10,960		10,960
Total intangible assets		94,496		94,496
Less: Accumulated amortization		(52,416)		(43,972)
Intangible assets, net	**$**	**42,080**	**$**	**50,523**

For the year ended December 31, 2025 and 2024, amortization of intangible assets expense was $10,192 and $11,700, respectively.

At December 31, 2025, the expected future amortization of intangible assets expense was:

Year ending December 31, 2026		13,302
Thereafter		28,778
Total	**$**	**42,080**

NOTE 8 – OPERATING LEASE RIGHT OF USE ASSETS AND OPERATING LEASE LIABILITIES

On August 1, 2019, Yubo Beijing executed a lease agreement with Jiu Si Cheng Investment Management (the "Landlord") to rent approximately 746 square meters of office space in Beijing China. The lease provided for an initial term of 2 years and 4 months from August 2, 2019 to November 30, 2021 with a right to renew for an additional term of 2 years and 8 months from December 1, 2021 to July 31, 2024. In December 2021, Yubo Beijing renewed the lease. The lease provided for monthly rent of RMB 166,845 ($23,289) through July 31, 2023 and RMB 176,833 ($24,683) for the year ended July 31, 2024. On July 1, 2024, Yubo Beijing executed an agreement with the Landlord to vacate the space no later than July 31, 2024 (which occurred) and for Yubo Beijing to pay the Landlord past due rent of RMB 2,061,473 ($287,750) in two instalments: RMB 500,000 ($69,792) before July 31, 2024 (which occurred) and RMB 1,561,473 ($218,958) before August 31, 2024 (which has not occurred). As of September 30, 2025, Yubo Beijing was past due in the amount of RMB 1,561,473 ($218,958). This amount is included in accounts payable and accrued expenses in the accompanying consolidated balance sheet at September 30, 2025.

Effective March 1, 2021, Yubo Global executed a lease agreement with Chengdu Liangkang Investment Co. to rent approximately 6,960 square meters of laboratory space in Chengdu China. The lease provided for a lease term of 5 years from March 1, 2021 to February 28, 2026. The lease provided for monthly rent of RMB 299,277 ($41,775) through February 28, 2024 and RMB 317,233 ($44,281) from March 1, 2024 to February 28, 2026. In the fourth quarter of 2022, the lease was terminated with an effective date of September 1, 2021.

Also in the fourth quarter of 2022, effective September 1, 2021, Yubo Jingzhi executed a lease agreement with Sichuan Anyi Hengke Tech Co. to rent approximately 1,282 square meters of laboratory space in the same building in Chengdu China as that relating to the terminated lease discussed in the preceding paragraph. This lease provides for monthly rent of RMB 56,611 ($7,810) from September 1, 2021 to February 28, 2024 and monthly rent of RMB 58,449 ($8,159) from March 1, 2024 to February 28, 2026.

On April 1, 2024, Yubo Shenzhen signed two leases with Shenzhen Material Group Limited

- 712 square meter office space at Unit 605-09, 6th Floor, Material Holdings Landmark Building Shenzhen at a monthly rent of RMB 97,686 ($13,383). The lease began on April 1, 2024 and ends on March 15, 2026. The lease is terminated effective January 24, 2025. The termination caused a decrease in right-of-use balance and total future lease payments.
- 160 square meter office space at Shenzhen HALO Plaza Phase 3, 2nd Floor, 205 at a monthly rent of RMB 17,280 ($2,367). The lease began on April 1, 2025 and ends on November 17, 2025.

On August 5, 2024, Yubo Beijing executed a lease agreement with Beijing Bohui Business Management Services Co. Ltd. for office space in Beijing China for a term of two years from August 26, 2024 to August 25, 2026. The lease provides for Yubo Beijing to pay landlord a security deposit of RMB 110,000 ($15,354) and to pay monthly rent of RMB 55,000 ($7,677).

At December 31, 2025, the future undiscounted minimum lease payments under the four noncancellable capitalized operating leases are as follows:

	As of December 31, 2025
Year ending December 31, 2026	79,742
Total	$ 79,742

The operating lease liabilities totaling $78,782 at December 31, 2025 as presented in the Consolidated Balance Sheet represents the discounted (at a 4.75% estimated incremental borrowing rate) value of the future lease payments of $79,742 at December 31, 2025.

For the year ended December 31, 2025 and December 31, 2024, occupancy expense attributable to leases was $116,034 and $390,150, respectively.

NOTE 9 – ADVANCES FROM PROSPECTIVE CUSTOMERS/DISTRIBUTORS

Advances from prospective customers/distributors consists of:

| | In RMB | | In USD | |
Source of Advance	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Advancer 1	¥ 1,544,748	¥ 1,544,748	$ 219,774	$ 211,630
Advancer 2	550,000	550,000	78,249	75,350
Advancer 3	500,000	500,000	71,136	68,500
Advancer 4	348,000	348,000	49,511	47,675
Advancer 5	50,000	50,000	7,114	6,850
Advancer 6	50,000	50,000	7,114	6,850
Advancer 7	31,012	31,012	4,412	4,249
Advancer 8	31	31	4	4
Advancer 9	21,300	21,300	3,030	2,918
	¥ 3,095,091	¥ 3,095,091	$ 440,344	$ 424,026

The related verbal agreements between Yubo Beijing and the nine advancers provide for the eight advancers to purchase inventory from Yubo Beijing or enter into such other arrangements with Yubo Beijing as the parties mutually agree. Pending formal approval of any such arrangements, all of the nine remaining PRC advancers have the right to request the return of their advances.

NOTE 10 – DUE TO RELATED PARTIES

Due to related parties consisted of the following:

	December 31, 2025	December 31, 2024
Mr. Yang Wang (1)	$ 129,956	$ 434,764
Mr. Jun Wang (2)	1,025,624	2,293,341
Ms. Huang Li (3)	55,486	53,430
Mr. Jin Wei (4)	-	30,000
Mr. Yanxi Wang	374	55,360
Ms. Xiuqin Xu	-	15,000
Ms. Lina Fang	-	10,000
Total	**$ 1,211,440**	**$ 2,891,895**

(1)   Mr. Yang Wang controls 20.85% of the outstanding Class A common stock of Yubo New York and is a director of the Company and Yubo Beijing.
(2)   Mr. Jun Wang controls 33.34% of the outstanding Class A common stock of Yubo New York and is the CEO of the Company and Yubo Beijing.
(3)   Ms. Huang Li is a shareholder of Focus One Technology Group Limited ("Focus One"). Focus One owns 9.62% of the issued and outstanding Class A common stock of the Company.
(4)   Mr. Jin Wei controls 9.62% of the outstanding Class A commons stock of Yubo New York.

The due to related parties payables are noninterest bearing and are due on demand.

An additional sum of $2,530,000 owed to Mr. Yang Wang and Jun Wang was settled in a transaction that closed on July 31, 2025, among the Company, FlyDragon International Limited and ChinaOne Technology Limited described in Note 11.

NOTE 11 – SHAREHOLDERS' EQUITY

Yubo Biotech International Limited

The Company has three types of stocks:

Preferred stock – par value 0.01 per share, 5,000,000 shares authorized, none issued.

Common Stock Class A – par value 0.001 per share, 1,000,000,000 shares authorized, 119,816,343 shares issued and outstanding at December 31, 2025 and December 31, 2024.

Common Stock Class B – par value 0.001 per share, 3,750,000 shares authorized, 4,447 shares issued and outstanding at December 31, 2025 and December 31, 2024.

On January 14, 2021, the Company issued 117,000,000 shares of Class A common stock in connection with the acquisition of Platinum, as follows:

Name of Selling Shareholder	Number of Exchange Shares	Percentage of Exchange Shares
FLYDRAGON INTERNATIONAL LIMITED (controlled by Mr. Jun Wang)	39,943,800	34.14%
CHINAONE TECHNOLOGY LIMITED (controlled by Mr. Yang Wang)	19,211,400	16.42%
BOAO BIOTECH LIMITED (controlled by Mr. Yulin Cao)	24,967,800	21.34%
FOCUS DRAW GROUP LIMITED (controlled by Ms. Lina Liu)	13,829,400	11.82%
FOCUSONE TECHNOLOGY GROUP LIMITED (controlled by Mr. Jin Wei)	11,524,500	9.85%
DRAGONCLOUD TECHNOLOGY LIMITED (Controlled by Mr. Yang Wang)	5,768,100	4.93%
CHEUNG HO SHUN	1,755,000	1.50%
TOTAL	**117,000,000**	**100.00%**

On September 2, 2022, the Company issued 1,638,458 shares of its Class A Common stock to World Precision Medicine Technology, Inc. ("World Precision") in settlement of a $819,229 liability due to World Precision.

On July 23, 2025, Yubo New York, entered into a Securities Purchase Agreement, by and among the Company, on the one hand, and FlyDragon International Limited, a British Virgin Islands limited liability company ("FlyDragon"), and ChinaOne Technology Limited, a British Virgin Islands limited liability company ("ChinaOne"), on the other hand (together, the "Purchasers"), for a sale of an aggregate of 50,600,000 shares of Class A Common Stock of the Company (the "Transaction").

Jun Wang, who is the President and a director of the Company, is the sole director of and owns 100% of the equity interest in FlyDragon. Yang Wang, who is the Chief Executive Officer and a director of the Company, is the sole director of and owns 100% of the equity interest in ChinaOne. The Transaction was reviewed and approved by the disinterested director on the Board in accordance with the New York Business Corporation Law and the Company's Related Party Transactions Policy, and was subsequently approved by the majority shareholders of the Company pursuant to a written consent, which was disclosed in a Definitive Information Statement on Schedule 14C of the Company made pursuant to Rule 14c-2 of the Securities Exchange Act of 1934, as amended.

At the closing of the Transaction, the Company issued 42,000,000 shares and 8,600,000 shares of Class A Common Stock to FlyDragon and ChinaOne, respectively. The purchase price of each Share was $0.05 per Share, which represents approximately 125% of the closing price of Class A Common Stock on OCTQB on July 23, 2025. The Company did not receive any net proceeds from the Transaction as the consideration was in the form of cancellation of certain shareholder loans of the Company that were due and payable to Jun Wang and Yang Wang.

The Securities Purchase Agreement contained customary representations, warranties, and covenants of the Company and the Purchasers, and customary closing conditions, indemnification rights, and other obligations of the parties. The Transaction was closed on July 31, 2025.

Platinum International Biotech Co., LTD (Cayman Islands) ("Platinum")

Platinum has authorized 500,000,000 ordinary shares with a par value of $0.0001 per share with 10,152,284 shares issued and outstanding at December 31, 2025 and December 31, 2024.

On April 7, 2020, Platinum issued a total of 10,000,000 ordinary shares to six entities as follows:

Entity	Shares
1. Flydragon International Limited (controlled by Mr. Jun Wang)	3,466,000
2. Chinaone Technology Limited (controlled by Mr. Yang Wang)	1,667,000
3. Boao Biotech Limited (controlled by Mr. Yulin Cao)	2,167,000
4. Dragoncloud Technology Limited (controlled by Mr. Yang Wang)	500,000
5. Focus Draw Group Limited (controlled by Ms. Lina Liu)	1,200,000
6. Focusone Technology Group Limited (controlled by Mr. Jin Wei)	1,000,000
Total	**10,000,000**

On September 11, 2020, Platinum sold 152,284 ordinary shares to Mr. Cheung Ho Shun for $750,000 cash.

On January 21, 2021, Yubo New York acquired all 10,152,284 ordinary shares of Platinum outstanding.

Yubo International Biotech (Chengdu) Limited ("Yubo Chengdu")

Yubo Chengdu has subscribed capital of $1,500,000 which has not yet been paid by its shareholder. The subscribed capital is due for payment on January 1, 2040.

Yubo International Biotech (Beijing) Limited ("Yubo Beijing")

Yubo Beijing has subscribed capital of $1,425,984 (RMB 10,000,000), all of which was paid by its shareholders as of December 31, 2021.

Restricted net assets

The Company's ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries or its VIE. Relevant PRC statutory laws and regulations permit payments of dividends by Yubo Beijing, Yubo Chengdu, Yubo Jingzhi, Yubo Global, Yubo Phoenix, and Yubo Shenzhen (collectively, the "PRC subsidiaries and VIE") only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries and VIE included in the Company's consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the PRC subsidiaries and VIE.

The PRC subsidiaries and VIE are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC subsidiaries and VIE may allocate a portion of their after-tax profits based on PRC accounting standards to an enterprise expansion fund and a staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

Since inception to December 31, 2025, the PRC subsidiaries and VIE have not generated any profit and had negative retained earnings as of December 31, 2025. As a result, these entities have not accrued statutory reserve funds.

The ability of the Company's PRC subsidiaries and its VIE to make dividends and other payments to the Company may also be restricted by changes in applicable foreign exchange and other laws and regulations. Foreign currency exchange regulation in China is primarily governed by the following rules:

- Foreign Exchange Administration Rules (1996), as amended in August 2008, or the Exchange Rules;
- Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Currently, under the Administration Rules, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the State Administration of Foreign Exchange (the "SAFE") is obtained and prior registration with the SAFE is made. Foreign-invested enterprises that need foreign exchange for the distribution of profits to its shareholders may affect payment from their foreign exchange accounts or purchase and pay foreign exchange rates at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Based on their needs, foreign-invested enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

Although the current Exchange Rules allow the convertibility of Chinese Renminbi into foreign currency for current account items, conversion of Chinese Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of SAFE, which is under the authority of the People's Bank of China. These approvals, however, do not guarantee the availability of foreign currency conversion. The Company cannot be sure that it will be able to obtain all required conversion approvals for its operations or that the Chinese regulatory authorities will not impose greater restrictions on the convertibility of Chinese Renminbi in the future. Currently, all of the Company's revenues are generated in Renminbi. Any future restrictions on currency exchanges may limit the Company's ability to use its retained earnings generated in Renminbi to make dividends or other payments in U.S. dollars or fund possible business activities outside China.

NOTE 12 – RELATED PARTY TRANSACTIONS

On February 27, 2020, Yubo Beijing executed an Entrustment Technical Service Agreement with Beijing Zhenhuikang Biotechnology Co. LTD ("Zhenhuikang"), an entity controlled by Mr. Yulin Cao (who is a director of Platinum and Yubo Beijing). The Agreement provides for Zhenhuikang to, among other things, assist Yubo Beijing in the preparation of 300 sets of endometrial stem cell harvesting packages. As amended July 2, 2020, the Agreement provides for Yubo Beijing to pay Zhenhuikang at the rate of RMB 666 per set or RMB 199,800 total ($27,373 at the 7.29929 current exchange rate at December 31, 2025). As of December 31, 2025, preparation of the stem cell harvesting packages has not yet commenced, no payments to Zhenhuikang have been made, and no expense or liability has been recorded.

On May 11, 2021, World Precision Medicine Technology Inc., a company owned and controlled by Cheung Ho Shun, a shareholder of Yubo International Biotech Limited, provided the Company $600,000 in a working capital loan. On November 24, 2021, April 14, 2022 and September 7, 2022, World Precision Medicine Technology, Inc. provided the Company additional loans of $70,000, $50,000, and $99,229, respectively. The four loans were due on demand and non-interest bearing. In September 2022, the $819,229 loans owed to World Precision Medicine Technology Inc. were settled by conversion into 1,638,458 shares of Class A common stock at $0.50 per share. See NOTE 11 – SHAREHOLDERS' EQUITY above.

On July 23, 2025, Yubo New York, entered into a Securities Purchase Agreement with Flydragon and Chinaone. More details about this transaction are explained in Note 11.

NOTE 13 – INCOME TAX

Cayman Islands

Under the current laws of the Cayman Islands, Platinum is not subject to tax on income or capital gains. In addition, payments of dividends by Platinum to its shareholders are not subject to withholding tax in the Cayman Islands.

Hong Kong

Platinum HK was incorporated under the Hong Kong tax law where the statutory income tax rate is 16.5%. Platinum HK has had no taxable income or loss from May 4, 2020 (inception) to December 31, 2025.

People's Republic of China

Yubo International Biotech (Beijing) Limited ("Yubo Beijing"), Yubo International Biotech (Chengdu) Limited ("Yubo Chengdu"), Yubo Jingzhi Biotechnology (Chengdu) Co. LTD. ("Yubo Jingzhi"), Yubo Global Biotechnology (Chengdu) Co. Ltd ("Yubo Global"), Phoenix Club Biomedical Technology, (Chengdu) Co., LTD ("Yubo Phoenix"), and EpiAis Biomedical Engineering (Shenzhen) Co., Ltd. ("Yubo Shenzhen") were incorporated in the PRC and are subject to PRC Enterprise Income Tax ("EIT") on their taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People's Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Yubo Chengdu has had no taxable income or loss from September 4, 2020 (inception) to December 31, 2025.

Yubo Beijing has had net losses of $231,193 for the year ended December 31, 2019, $597,713 for the year ended December 31, 2020, $649,871 for the year ended December 31, 2021, $961,446 for the year ended December 31, 2022, $846,852 for the year ended December 31, 2023, $1,055,485 for the year ended December 31, 2024, and $631,879 for the year ended December 31, 2025.

Yubo Global had a net loss of $488,790 for the year ended December 31, 2021, net income of $23,257 for the year ended December 31, 2022, a net loss of $20,859 for the year ended December 31, 2023, a net loss of $3,563 for the year ended December 31, 2024, and a net income of nil for the year ended December 31, 2025.

Yubo Jingzhi had a net loss of $1,207 for the year ended December 31, 2021, a net loss of $145,763 for the year ended December 31, 2022, a net loss of $284,501 for the year ended December 31, 2023, a net loss of $3,563 for the year ended December 31, 2024, and a net loss of $341,918 for the year ended December 31, 2025.

Yubo Phoenix had a net loss $157,285 for the year ended December 31, 2024 and a net loss $159,565 for the year ended December 31, 2025.

These losses can be carried forward for five years to reduce future years' taxable income through year 2026 to year 2030. Based on management's present assessment, the Company has not yet determined it to be more likely than not that future utilization of the net operating loss carry-forwards will be realized. Accordingly, the Company has recorded a 100% valuation allowance against the deferred tax asset at December 31, 2025 and December 31, 2024.

The components of deferred tax assets were as follows:

	December 31, 2025		December 31, 2024	
Net operating losses carry forward	$	1,833,066	$	1,536,802
Valuation allowance		(1,833,066)		(1,536,802)
Deferred tax assets, net	$	—	$	—

The reconciliation of the provisions for (benefits from) income tax by applying the PRC tax rate to income (loss) before provisions for income tax and the actual provisions for income tax is as follows:

	For the year ended December 31, 2025		For the year ended December 31, 2024	
Income tax (benefit) at 25%	$	(296,984)	$	(298,771)
Net loss of Platinum		—		15,063
Increase in valuation allowance		296,984		288,053
Other		—		(4,345)
Provision for income taxes	$	—	$	—

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company's PRC entities' tax filings results are subject to change and may lead to tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. The management evaluated the Company's tax positions and concluded that no liability for uncertainty in income taxes was necessary as of December 31, 2025 and December 31, 2024.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Credit risk

Cash deposits with banks are held in financial institutions in the PRC, which are insured with deposit protection up to RMB 500,000 (approximately $71,135 at December 31, 2025). Accordingly, the Company has a concentration of credit risk from time to time relating to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Risks of Variable Interest Entity Structure

Although the structure the Company has adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. There are uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the Company's contractual arrangements, which could limit the Company's ability to enforce these contractual arrangements. If the Company or its variable interest entity is found to be in violation of any existing or future PRC laws, rules or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including levying fines, revoking business and other licenses of the Company's variable interest entity, requiring the Company to discontinue or restrict its operations, restricting its right to collect revenue, requiring the Company to restructure its operations or taking other regulatory or enforcement actions against the Company. In addition, it is unclear what impact the PRC government actions would have on the Company and on its ability to consolidate the financial results of its variable interest entity in the consolidated financial statements, if the PRC government authorities were to find the Company's legal structure and contractual arrangements to be in violation of PRC laws, rules and regulations. If the imposition of any of these government actions causes the Company to lose its right to direct the activities of Yubo Beijing or the right to receive their economic benefits, the Company would no longer be able to consolidate Yubo Beijing.

NOTE 15 – MAJOR CUSTOMERS

One customer accounted for 100% of total sales for the year ended December 31, 2025.

NOTE 16 – CONDENSED CONSOLIDATING BALANCE SHEET AND STATEMENT OF OPERATIONS

A condensed consolidating balance sheet of the Company as of December 31, 2025 follows:

	Yubo International Biotech Limited (Parent Company)		Platinum (Cayman Island) and Platinum HK (Cayman Island)		Yubo Global		Yubo Chengdu (WFOE)		Yubo Beijing (VIE Subsidiaries)		Elimination		Consolidated
ASSETS													
Total Current Assets	$	—	$	359	$	73,301	$	—	$	593,852	$	—	$	667,512
Investment in subsidiaries and variable interest entity (VIE)		(2,181,987)		930,000		—		—		521,568		730,419		—
Intercompany receivables		—		—		445,066		—		823,769		(1,268,836)		—
Other assets		—		—		—		—		179,582		—		179,582
Total Assets	**$ (2,181,987)**		**$ 930,359**		**518,367**		**—**		**2,118,772**		**(538,417)**		**847,094**
LIABILITIES AND SHAREHOLDERS' EQUITY													
Total current liabilities	$	—	$	150,000	$	52,039	$	—	$	2,589,257	$	—	$	2,791,297
Intercompany payables		—		—		44,816		—		1,224,020		(1,268,836)		—
Other liabilities		—		—		—		—		—		—		—
Total Liabilities		—		150,000		96,855		—		3,813,277		(1,268,836)		2,791,297
Shareholders' Deficit:													
Capital stock and additional paid in capital		—		1,569,229		851,595		—		4,751,716		(1,533,238)		5,639,303
Accumulated deficit		(2,181,987)		(788,870)		(430,083)		—		(6,602,776)		2,263,657		(7,740,059)
Accumulated other comprehensive income (loss)		—		—		—		—		146,100		—		146,100
Non-controlling interests		—		—		—		—		10,454		—		10,454
Total Deficit		(2,181,987)		780,359		421,512		—		(1,694,505)		730,419		(1,944,203)
Total Liabilities and Shareholders' Equity	**$ (2,181,987)**		**$ 930,359**		**$ 518,367**		**$ —**		**$ 2,118,772**		**$ (538,417)**		**$ 847,094**

A condensed consolidating statement of operations of the Company for the year ended December 31, 2025 follows:

	Yubo International Biotech Limited (Parent Company)	Platinum (Cayman Island) and Platinum HK (Cayman Island)	Yubo Global	Yubo Chengdu (WFOE)	Yubo Beijing (VIE Subsidiaries)	Elimination	Consolidated
Sales of product and services	$ —	$ —	$ —	$ —	$ 12,353	$ —	$ 12,353
Cost of goods and services sold	—	—	—	—	(4,188)	—	(4,188)
Gross profit	—	—	—	—	8,165	—	8,165
Total operating expenses	—	—	—	—	1,195,861	—	1,195,861
Loss from operations	—	—	—	—	(1,187,696)	—	(1,187,696)
Other income (expense)	—	—	—	—	(243)	—	(243)
Equity in net loss of subsidiaries and variable interest entity (VIE)	(1,628,906)	—	—	—	—	1,628,906	—
Net Loss	**$ (1,628,906)**	$ —	$ —	$ —	$ (1,187,939)	$ 1,628,906	$ (1,187,939)

F-22

Item 9. Changes in and Disagreement with Accountants on Accounting and Financial Disclosure.

Changes in Accountants in Fiscal Year 2025

On January 13, 2026, HHL LLP ("HHL") tendered its resignation as the independent registered public accounting firm to the Company, which resignation was approved and accepted by the Company's Board with immediate effect.

HHL was previously engaged by the Company to audit the Company's consolidated financial statements for the year ended December 31, 2024. HHL's report on the financial statements of the Company for the year ended December 31, 2024 did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principle, other than an explanatory paragraph regarding the Company's ability to continue as a going concern.

During the Company's fiscal years ended December 31, 2025 and December 31, 2024 and the subsequent interim period from January 1, 2026 to January 13, 2026, (i) there were no disagreements with HHL on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of HHL, would have caused HHL to make reference to the subject matter of the disagreements in connection with its report, and (ii) there were no "reportable events" as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

On January 13, 2026, the Company engaged HCL, PLLC ("HCL") as its new independent registered public accountant to audit the Company's consolidated financial statements for the year ended December 31, 2025, with immediate effect. The engagement was approved by the Board.

During the Company's fiscal years ended December 31, 2025 and December 31, 2024 and the subsequent interim period from January 1, 2026 to January 13, 2026, neither the Company nor anyone on its behalf consulted with HCL regarding (i) the application of accounting principles to a specified transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that HCL concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or any "reportable event" as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

Changes in Accountants in Fiscal Year 2024

On December 26, 2024, we dismissed Michael T. Studer CPA P.C. ("MTS CPA") as our independent registered public accounting firm in light of the retirement of Mr. Studer, the president of MTS CPA. The dismissal was approved by our Board and became effective on January 2, 2025.

MTS CPA's report on our financial statements for the years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principle, other than an explanatory paragraph regarding our ability to continue as a going concern.

During our fiscal years December 31, 2023 and December 31, 2022 and the subsequent interim period from January 1, 2024 to December 26, 2024, (i) there were no disagreements with MTS CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MTS CPA, would have caused MTS CPA to make reference to the subject matter of the disagreements in connection with its report, and (ii) there were no "reportable events" as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

We requested that MTS CPA furnish to us a letter addressed to the SEC stating whether or not MTS CPA agrees with the above statements. A copy of such letter, dated March 31, 2025, is filed as Exhibit 16.1 to this Annual Report.

On December 30, 2024, we engaged HHL as its new independent registered public accountant, effective January 2, 2025. The engagement was approved by our Board.

During our fiscal years ended December 31, 2023 and December 31, 2022 and the subsequent interim period from January 1, 2024 to December 30, 2024, neither we nor anyone on its behalf consulted with HHL regarding (i) the application of accounting principles to a specified transaction, completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that HHL concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or any "reportable event" as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and our chief financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)), as of the end of the period covered by this Annual Report (the "Evaluation Date"), to ensure that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. We believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Based on the evaluation of our disclosure controls and procedures as of the end of the period covered by this Annual Report, management, with the participation of our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective as of such date.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report

As a smaller reporting company, we are not required to provide an attestation report by our independent registered public accounting firm regarding our internal control over financial reporting.

Inherent Limitations on Effectiveness of Internal Controls

Our management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 9B. Other Information

During the year ended December 31, 2025, no director or officer of our Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The names and ages of our directors and executive officers, and their positions with us, as of the date hereof, are as follows:

Name	Age	Positions with the Company
Jun Wang	57	President and Director
Yang Wang	45	Chief Executive Officer and Director
Lina Liu	45	Chief Financial Officer, Treasurer, Secretary and Director
Nanping Hu	64	Director

Jun Wang. Mr. Jun Wang was appointed as our President and a Director in 2020. He has also served as the President of Yubo Beijing since 2019. From 2015 to 2019, Mr. Wang served as President of Borongtai Asset Management (Beijing) Co., Ltd. He graduated with a Bachelor's degree from Tianjin Commercial University, Department of Business Management in 1989. In making the decision to appoint Mr. Wang to serve as a director, the Board considered, in addition to the criteria referred to above, his extensive marketing experience in the healthcare industry, current service as our Chief Executive Officer and his comprehensive knowledge of Yubo Beijing, its business and operations.

Yang Wang. Mr. Yang Wang was appointed as our Chief Executive Officer and a Director in 2020. He has also served as the Chief Executive Officer of Yubo Beijing since 2019. From 2015 to 2019, Mr. Wang served as General Manager of Beijing Zunsheng Investment Consulting Co., Ltd. Additionally, he has worked for Horwath Financing Asia Limited, Mingli CHINA Growth Fund, Peking University Shangshuai Alumni Industry Investment Fund and Zhonsheng Capital Partners. He graduated with an MBA from New York Institute of Technology in 2014. Mr. Wang's experience in the capital markets and mergers and acquisitions were the primary qualifications that the Board considered in appointing him as a director of the Company.

Lina Liu. Ms. Liu was appointed as our Chief Financial Officer, Treasurer and Secretary in 2020 and as a director in March 2025. She has also served as Chief Financial Officer of Yubo Beijing since 2019. From 2015 to 2019, she served as Chief Financial Officer of Borongtai Asset Management (Beijing) Co., Ltd. Additionally, she has over five years of experience working for Ernst & Young. Ms. Liu graduated with a Master of Accounting from the Central University of Finance and Economics in 2007.

Nanping Hu. Mr. Hu was appointed as our director in March 2025. Mr. Hu served has served as the Chief Architect and Chief Engineer for Digital Health Management System at Shenzhen Yisheng Bo'ai Health Management Co., Ltd. since August 2023. Prior to that, Mr. Hu was the Chairman of the Board at Shenzhen Smart Healthcare Intelligent Devices Co., Ltd. from September 2016 to July 2023. Prior to Shenzhen Smart Healthcare Intelligent Devices Co., Ltd., Mr. Hu was the Chief Operating Officer at Beijing Business Internet Technology Development Co., Ltd. from July 2013 to August 2016. Prior to that, Mr. Hu held senior management positions with several private enterprises in China from 2000 to 2013. Mr. Hu held a Bachelor's degree in Aeronautical Manufacturing Technology from Shenyang University of Aeronautics and Astronautics and a Master's degree in Economics and Management from Nanjing University.

Family Relationships

There are no family relationships between or among our directors and executive officers.

Involvement of Certain Legal Events

To our knowledge, none of our director nominees has been involved in legal events that are required to be pursuant to Item 401(f) of Regulation S-K during the past 10 years that are material to such person's ability or integrity.

Terms of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of the stockholders or until his or her successor is elected and qualified, or he or she resigns or is removed in accordance with our Bylaws and the provisions of the New York Business Corporation Law (the "NYBCL").

Director Independence

Our Board has affirmatively determined, after considering all the relevant facts and circumstances, that Nanping Hu is independent, as such term is defined under the applicable rules and regulations of the SEC and the independence standards described in the following paragraph, and does not have a relationship with us (either directly or as a partner, stockholder, or officer of an organization that has a relationship with us) that would interfere with his exercise of independent judgment in carrying out his responsibilities as director.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director's immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director's immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director's immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director's immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director's immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past.

Other Directorships

None of our directors has been during the last five years or currently are directors of other companies with a class of securities registered under Section 12 of the Exchange Act (or which otherwise are required to file periodic reports under the Exchange Act) or registered investment company.

Skills and Qualifications of Director Nominees

Our Board believes that the qualifications of the nominees, as set forth in their biographies, which are listed above, give them the qualifications and skills to serve as directors of the company.

Board Meetings

Our Board held no formal meetings during the year ended December 31, 2025. All proceedings of our Board were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the NYBCL and our Bylaws, as valid and effective as if they had been passed at a meeting of the directors duly called and held. We do not presently have a policy regarding director attendance at meetings..

Board Committees

We do not currently have standing audit, nominating and corporate governance or compensation committees, or committees performing similar functions. Due to the size of our Board, our Board believes that it is not necessary to have standing audit, nominating and corporate governance or compensation committees at this time because the functions of such committees are adequately performed by our Board. As such, we do not have a written charter for audit, nominating and corporate governance or compensation committee.

Audit Committee

Our Board has not established a separate audit committee within the meaning of Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Instead, our entire Board acts as the audit committee within the meaning of Section 3(a)(58)(B) of the Exchange Act and will continue to do so until such time as a separate audit committee has been established.

Nominations to the Board of Directors

Our directors take a critical role in guiding our strategic direction and oversee the management of our Company. Director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders, diversity, and personal integrity and judgment.

In addition, directors must have time available to devote to Board activities and to enhance their knowledge in the growing business. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to our Company.

In carrying out its responsibilities, our Board will consider candidates suggested by stockholders. If a stockholder wishes to formally place a candidate's name in nomination, however, he or she must do so in accordance with the provisions of our Bylaws. Suggestions for candidates to be evaluated by the proposed directors must be sent to the Board, c/o Yubo International Biotech Limited, Room 1102, 11th Floor, Building 2, No. 10 Chaoyang Park South Road, Chaoyang District, Beijing, PRC.

Code of Ethics

We have adopted a Code of Ethics (the "Code") applicable to our officers, directors, employees and consultants. The Code is intended to comply with requirements of the Securities and Exchange Commission's (the "SEC") rules. Copies of the Code may be obtained by stockholders, free of charge, by mailing a request to our Secretary. We post on our website any amendments to our Code as well as any required waivers, pursuant to the rules of the SEC.

Insider Trading Policy

We have adopted an Insider Trading Policy that governs the purchase, sale and other dispositions of our securities by our directors, officers and employees. We believe that our Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3, 4 and 5 delivered to us as filed with the SEC, our executive officers and directors, and persons who own more than 10% of our common stock timely filed all required reports pursuant to Section 16(a) of the Securities Exchange Act expect**.**

Board Leadership Structure and Role on Risk Oversight

Mr. Jun Wang currently serves as our principal executive officer and a director. We have determined this leadership structure was appropriate for our Company due to our small size and limited operations and resources. Our Board will continue to evaluate our leadership structure and modify as appropriate based on the size, resources and operations of our Company.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our Board or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Indemnification of Officers and Directors

The NYBCL permits a corporation to indemnify its current and former directors and officers against expenses, judgments, fines and amounts paid in connection with a legal proceeding. To be indemnified, the person must have acted in good faith and in a manner the person reasonably believed to be in, and not opposed to, the best interests of the corporation. With respect to any criminal action or proceeding, the person must not have had reasonable cause to believe the conduct was unlawful.

The NYBCL permits a present or former director or officer of a corporation to be indemnified against certain expenses if the person has been successful, on the merit or otherwise, in defense of any proceeding brought against such person by virtue of the fact that the person is or was an officer or director of the corporation. In addition, the NYBCL permits the advancement of expenses relating to the defense of any proceeding to directors and officers contingent upon the person's commitment to repay advances for expenses in the case he or she is ultimately found not to be entitled to be indemnified.

The NYBCL provides that the indemnification provisions contained in the NYBCL are not exclusive of any other right that a person seeking indemnification may have or later acquire under any provision of a corporation's certification of incorporation or by-laws, or, when authorized by the corporation's certificate of incorporation or by-laws, by any agreement, by any vote of shareholders or disinterested directors or otherwise. The NYBCL also provides that a corporation may maintain insurance, at its expense, to protect its directors and officers in instances in which they may not otherwise be indemnified by the corporation under the provisions of the NYBCL provided the contract of insurance covering the directors and officers provides, in a manner acceptable to the New York superintendent of insurance, for a retention amount and for co-insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 11. Executive Compensation.

We qualify as a "smaller reporting company" under rules adopted by the SEC. Accordingly, we have provided scaled executive compensation disclosure that satisfies the requirements applicable to us in our status as a smaller reporting company. Under the scaled disclosure obligations, we are not required to provide, among other things, a compensation discussion and analysis or a compensation committee report, and certain other tabular and narrative disclosures relating to executive compensation.

Summary Compensation Table

The following table summarizes all compensation earned by our "Named Executive Officers", as such term is defined pursuant to the relevant SEC rules, for fiscal years 2025 and 2024:

Name and Principal Position	Year	Annual Salary ($US)		Bonus ($US)	Total ($US)
Jun Wang, President	2025[1]	$	13,658	54,632	68,290
	2024[2]	$	13,152	52,608	65,760
Yang Wang, Chief Executive Officer	2025[1]	$	15,024	36,194	51,218
	2024[2]	$	14,467	34,853	49,320
Lina Liu, Chief Financial Officer	2025[1]	$	13,658	37,560	51,218
	2024[2]	$	13,152	36,168	49,320

(1)   Translated from RMB at an exchange rate of RMB7.0288=US$1.00 as of December 31, 2025.

(2)   Translated from RMB at an exchange rate of RMB7.2993=US$1.00 as of December 31, 2024.

We do not have any arrangements to pay out, any bonus, stock awards, option awards, non-equity incentive plan compensation, or non-qualified deferred compensation to our named executive officers.

Employment Agreements

We do not have employment agreements with our executive officers. Yubo International Biotech (Beijing) Limited, a variable interest entity organized under the laws of the People's Republic of China which conducts the day-to-day business operations of our Company in China through contractual relationships with us ("Yubo Beijing"), is a party to employment agreements with Jun Wang, Yang Wang and Lina Liu, providing for monthly salaries of RMB8,000 (approximately $1,138 at an exchange rate of RMB7.0288 =US$1.00 as of December 31, 2025), RMB8,800 (approximately $1,252 at an exchange rate of RMB7.0288=US$1.00 as of December 31, 2025) and RMB8,000 (approximately $1,138 at an exchange rate of RMB7.0288=US$1.00 as of December 31, 2025), respectively.

Jun Wang's employment agreement commenced on December 1, 2019, and upon renewal in 2021, 2023 and 2025, will terminate on November 30, 2028. Each of Yang Wang's and Lina Liu's employment agreements commenced on October 10, 2020, and upon renewal in 2021, 2023 and 2025, will terminate on October 9, 2028. These employment agreements provide that Yubo Beijing arrange social insurance, housing contribution fund and medical insurance for our executive officers. These employment agreements do not contain any change-in-control provisions. Either Yubo Beijing or an executive officer may terminate the employment agreement upon 30-day notice under a limited number of circumstances.

Director Compensation

Except as described under "—Employment Agreements" below with respect to the employment agreement with Jun Wang, Yang Wang, and Lina Liu, we have no standard arrangement to compensate directors for their services in their capacity as directors. Directors are not paid for meetings attended. However, we intend to review and consider future proposals regarding board compensation. All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

Outstanding Equity Awards at Fiscal 2025 Year End

We do not have any equity-based incentive compensation plan and we have not issued any warrants, options or other rights to acquire any securities of our Company.

Option Exercises and Stock Vested

None of the named executive officers acquired shares of our securities through exercise of options during the year ended December 31, 2025.

Employee Pension, Profit Sharing or other Retirement Plans

We do not have a defined benefit, pension plan, profit sharing or other retirement plan, although we may adopt one or more of such plans in the future.

Recovery of Erroneously Awarded Compensation

Not applicable.

Granting of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

We do not grant equity awards in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our Class A Common Stock and do not time the public release of such information based on award grant dates. During the last completed fiscal year, we did not make any equity awards to any person.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Principal Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 18, 2026 for (a) the named executive officers, (b) each of our directors, (c) all of our current directors and executive officers as a group and (d) each stockholder known by us to own beneficially more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. We deem shares of common stock that may be acquired by an individual or group within 60 days of March 18, 2026 pursuant to the exercise of options or warrants to be outstanding for the purpose of computing the percentage ownership of such individual or group but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these stockholders.

The percentages in the table below are based on 170,416,343 shares of Class A common stock and 4,447 shares of Class B common stock outstanding as of March 18, 2026.

Unless otherwise noted below, the address for each of the stockholders listed in the table below is c/o Yubo International Biotech Ltd., Room 1102, 11th Floor, Building 2, No. 10 Chaoyang Park South Road, Chaoyang District, Beijing PRC (100026).

	Class of Common Stock[1]	Number of Shares Beneficially Owned	Percentage of Total Voting Power[1]
Jun Wang[2]	Class A	81,943,800	48.1%
Yang Wang[3]	Class A	25,811,400	15.1%
Lina Liu[4]	Class A	9,101,400	5.3%
Nanping Hu	Class A	—	—
All Executive Officers and Directors (as a group four (4) persons)	Class A	116,856,600	68.6%
5% and above Stockholders			
Jun Wang[2]	Class A	81,943,800	48.1%
Yulin Cao[5]	Class A	19,927,660	11.7%
Yang Wang[3]	Class A	25,811,400	15.1%
Wei Jin[6]	Class A	11,524,500	6.8%
Lina Liu[4]	Class A	9,101,400	5.3%
Cheung Ho Shun[7]	Class A	7,121,458	4.2%

(1) Class B common stock is entitled to five votes per share but is otherwise substantially identical to the Class A common stock, which has one vote per share. Each share of Class B common stock is convertible into one share of Class A common stock. None of our officers, director and 5% or more stockholders in the table above beneficially own any shares of Class B common stock.

(2) Represents the shares of Class A Common Stock held directly by FlyDragon International Limited. Mr. Jun Wang is the sole shareholder and sole director of FlyDragon International Limited, and as such, Mr. Jun Wang may be deemed to have voting and investment power over such shares held by FlyDragon International Limited. The address for FlyDragon International Limited is c/o Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3) Represents the shares of Class A Common Stock held directly by ChinaOne Technology Limited. Mr. Yang Wang is the sole shareholder and sole director of ChinaOne Technology Limited, and as such, Mr. Yang Wang may be deemed to have voting and investment power over such shares held by ChinaOne Technology Limited. The address for ChinaOne Technology Limited is c/o Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(4) Represents the shares of Class A Common Stock held directly by Focus Draw Group Limited. Ms. Lina Liu is the sole Director of Focus Draw Group Limited, and as such, Ms. Lina Liu may be deemed to have voting and investment power over such shares held by Focus Draw Group Limited. Ms. Lina Liu disclaims beneficial ownership of such securities except to the extent of her indirect pecuniary interest therein, if any, and this report shall not be deemed an admission that she is the beneficial owner of such securities for any purposes. The address for Focus Draw Group Limited is c/o Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(5) Represents the shares of Class A Common Stock held directly by Boao Biotech Limited. Mr. Yulin Cao is the sole Director of Boao Biotech Limited, and as such, Mr. Yulin Cao may be deemed to have voting and investment power over such shares held by Boao Biotech Limited. Mr. Yulin Cao disclaims beneficial ownership of such securities except to the extent of her indirect pecuniary interest therein, if any, and this report shall not be deemed an admission that he is the beneficial owner of such securities for any purposes. The address for Boao Biotech Limited is c/o Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(6) Represents the shares of Class A Common Stock held directly by FocusOne Technology Group Limited. Mr. Wei Jin is the sole Director of FocusOne Technology Group Limited, and as such, Mr. Wei Jin may be deemed to have voting and investment power over such shares held by FocusOne Technology Group Limited. Mr. Wei Jin disclaims beneficial ownership of such securities except to the extent of her indirect pecuniary interest therein, if any, and this report shall not be deemed an admission that he is the beneficial owner of such securities for any purposes. The address for FocusOne Technology Group Limited is c/o Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(7) Represents (i) 1,755,000 shares of Class A Common Stock held directly by Mr. Cheung Ho Shun, and (ii) 5,366,458 shares of Class A Common Stock held directly by World Precision Medicine Technology Limited, a company organized under the laws of British Virgin Islands ("World Precision"), which is managed and controlled by Mr. Cheung Ho Shun. Mr. Cheung Ho Shun is the President of World Precision, and as such, Mr. Cheung Ho Shun is deemed to have sole voting and investment power over such shares held directly by World Precision. The address for Messr. Cheung Ho Shun is G/f & 1/F 212, Wang Chau Village Extension Area, Ping Shan Yuan Long NT, Hong Kong.

Equity Compensation Plan Information

We do not have any equity-based incentive compensation plan and we have not issued any warrants, options or other rights to acquire any securities of our Company.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Other than the compensation arrangements for our executive officers, which are described above under "Item 11. Executive Compensation", this section describes transactions, or series of related transactions, during our last two fiscal years, to which we were a party, in which:

- the amount involved exceeded the lesser of $120,000 or one percent of the average of our total assets at fiscal year end for the last two completed fiscal years; and

- any of our executive officers or directors, or the beneficial owners of 5% or more of the outstanding shares of any class of our Common Stock, or any members of the immediate family of, or any entity affiliated with, any such person, had a direct or indirect material interest.

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Research and Development Agreements

Yubo Beijing entered into a Joint Research and Development Agreement with Beijing Zhengxigu on February 17, 2020, pursuant to which Yubo Beijing agreed to pay Beijing Zhenxigu RMB241,880 in connection with the research and development relating to the medical fluid used in the nebulizers Yubo Beijing sells to customers. Under this agreement, Beijing Zhenxigu authorized Yubo Beijing to be the nationwide exclusive distributor of such medical fluid for Platinum-branded nebulizers. After the filing of the application for the medical fluid, Beijing Zhenxigu shall continue to develop other application fields, and the parties shall continue cooperation in the form of entrustment or joint research and development. This agreement will terminate automatically upon the completion of the subject matters of the agreement.

Yubo Beijing entered into an Entrustment Technical Service Agreement with Beijing Zhenhuikang Biotechnology Co., Ltd. ("Zhenhuikang") on February 27, 2020, entrusting Zhenhuikang to prepare, store and manage endometrial stem cell samples in connection with the operations of the stem cell bank in exchange for services fees paid by Yubo Beijing. Pursuant to the agreement, Yubo Beijing is responsible for supplying the endometrial stem cell samples and it may terminate the agreement at any time. The agreement was amended on July 2, 2020 to provides for a total fee of RMB 199,800 to be paid by Yubo Beijing to Zhenhuikang. As of December 31, 2025, Yubo Beijing has not commenced the collection of endometrial stem cell samples, and no payment has been made to Zhehuikang.

Yubo Beijing entered into a Patent Transfer Agreement with Zhenhuikang on February 27, 2020, which agreement provided for the assignment of two patents owned by Zhenhuikang to Yubo Beijing for a total consideration of RMB140,000.

Both of Zhenhuikang and Beijing Zhenxigu are controlled by Yulin Cao, a shareholder of Yubo Beijing and a director of BOAO Biotech Limited.

Shareholder Loans

As of December 31, 2025, we had payables due to Mr. Jun Wang, our President and a director, in the amount of $1,025,624, to Mr. Yang Wang, our Chief Executive Officer and director, in the amount of $129,956, to Mr. Huang Li, our indirect shareholder, in the amount of $55,486, and to Mr. Yanxi Wang, our shareholder, in the amount of $374.

All of our shareholder loans are due on demand and non-interest bearing.

As repayment of the shareholder loans from Jun Wang and Yang Wang, on July 23, 2025, we entered into the Securities Purchase Agreement, by and among our Company, on the one hand, and FlyDragon and ChinaOne, as the Purchasers on the other hand, for a sale of an aggregate of 50,600,000 shares of our Class A Common Stock. Jun Wang is the sole director of and owns 100% of the equity interest in FlyDragon, and Yang Wang is the sole director of and owns 100% of the equity interest in ChinaOne. The Transaction was reviewed and approved by the disinterested director on the Board in accordance with the NYBCL and our Related Party Transactions Policy, and was subsequently approved by our majority shareholders pursuant to a written consent, which was disclosed in our Definitive Information Statement on Schedule 14C made pursuant to Rule 14c-2 of the Securities Exchange Act of 1934, as amended.

At the closing of the Transaction, we issued and sold 42,000,000 shares and 8,600,000 shares of our Class A common stock to FlyDragon and ChinaOne, respectively. The purchase price of each Share is $0.05 per Share, which represented approximately 125% of the closing price of our Class A common stock on OCTQB on August 11, 2025.

Shareholder loans amounting to $2,530,000 were settled at the closing of the Transaction.

Board Review of Related Party Transactions

We have adopted a Related Party Transactions Policy, pursuant to which, we rely on our board to review related party transactions on an ongoing basis to prevent conflicts of interest. Our board reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person's immediate family. Transactions are presented to our board for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of our Company.

Item 14. Principal Accountant Fees and Services.

Fees Paid to Principal Accountants

HCL served as our independent registered public accounting firm for the year ended December 31, 2025. HHL served as our independent registered public accounting firm for the year ended December 31, 2024. The following table sets out the aggregate fees for professional audit services and other services rendered by HCL and HHL for the years ended December 31, 2025 and 2024, respectively:

	Year ended December 31, 2025	Year ended December 31, 2024
Audit Fees	$ 60,000	$ 60,000
Audit-Related Fees[1]	$ —	$ —
Tax Fees[2]	$ —	$ —
Other Fees[3]	$ —	$ —

(1) "Audit-related fees" means the aggregate fees for due diligence related to mergers and acquisitions and attest services that are not required by statute or regulation.
(2) "Tax fees" means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations.
(3) "Other Fees" means the fees paid for access to a proprietary accounting research tool provided by MTS CPA.

Pre-Approval Policies and Procedures

We do not have an audit committee. Our Board reviews the independence of our independent registered public accounting firm on an annual basis and has determined that HCL and HHL are independent. In addition, our Board pre-approves all work (and the related estimated fees) that is to be performed by our independent registered public accounting firm.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements. See Item 8 of Part II of this Annual Report.

(a)(2) Financial Statement Schedules. All financial statement schedules have been omitted since the required information is either not applicable or not required, or has been included in the Financial Statements and related notes.

(a)(3) Exhibits

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation of Registrant, as amended (incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K filed with the SEC on January 14, 2021)
3.2	Bylaws of Registrant (incorporated by reference to Exhibit 3.2 to Registrant's Current Report on Form 8-K filed with the SEC on January 14, 2021)
4.1	Description of Securities
10.1	Financial Support Letter
10.2+	Lease Agreement, dated April 1, 2024 [English Translation] (incorporated by reference to Exhibit 10.2 to Registrant's Annual Report on Form 10-K filed with the SEC on March 31, 2025)
10.3+	Sublease agreement, dated April 20, 2024 [English Translation] (incorporated by reference to Exhibit 10.3 to Registrant's Annual Report on Form 10-K filed with the SEC on March 31, 2025)
10.4	Securities Purchase Agreement, dated as of July 23, 2025, by and among Registrant, FlyDragon International Limited and Chinaone Technology Limited (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on July 25, 2025)
16.1	Letter from Michael T. Studer CPA P.C. (incorporated by reference to Exhibit 16.1 to Registrant's Current Report on Form 8-K filed with the SEC on January 6, 2025)
16.2	Letter from HHL LLP (incorporated by reference to Exhibit 16.1 to Registrant's Current Report on Form 8-K filed with the SEC on January 16, 2026)
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to Registrant's Annual Report on Form 10-K filed with the SEC on March 31, 2025)
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Registrant's Annual Report on Form 10-K filed with the SEC on March 31, 2025)
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rule 13a – 14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rule 13a – 14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Principal Executive Officer pursuant to Exchange Act Rule 13a – 14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

+   Certain portions of this exhibit containing personally identifiable information have been redacted.

Item 16. Form 10-K Summary.

None.

SIGNATURES

   In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUBO INTERNATIONAL BIOTECH LIMITED

Dated: March 31, 2026	By:	*/s/ Yang Wang*
		Yang Wang
		Chief Executive Officer

   Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Yang Wang Yang Wang	Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2026
/s/ Lina Liu Lina Liu	Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer)	March 31, 2026
/s/Jun Wang Jun Wang	President and Director	March 31, 2026
/s/ Nanping Hu Nanping Hu	Director	March 31, 2026

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